Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

Dated as of October 17, 2017

By and Among

IMPAX LABORATORIES, INC.,

ATLAS HOLDINGS, INC.,

K2 MERGER SUB CORPORATION

and

AMNEAL PHARMACEUTICALS LLC

i

ii

EXHIBITS

Exhibit A	Amended and Restated Holdco Charter
Exhibit B	Amended and Restated Holdco Bylaws
Exhibit C	Limited Liability Company Agreement of the Surviving Company (after LLC Conversion)
Exhibit D	Certificate of Formation of the Surviving Company (after LLC Conversion)
Exhibit E	Contribution Agreement
Exhibit F	Certificate Incorporation of the Surviving Company (before LLC Conversion)
Exhibit G	Bylaws of the Surviving Company (before LLC Conversion)
Exhibit H	Restated Amneal LLC Operating Agreement
Exhibit I	Stockholders Agreement
Exhibit J	Tax Receivable Agreement

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BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of October 17, 2017, is by and among Impax Laboratories, Inc., a Delaware corporation (“Impax”), Atlas Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of Impax (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a wholly-owned Subsidiary of Holdco (“Merger Sub”) and Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal”).

W I T N E S S E T H:

WHEREAS, the parties desire to enter into a business combination transaction upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of their business combination, the parties intend to establish a new holding company structure by merging Merger Sub with and into Impax (the “Impax Merger”), with Impax surviving the merger and continuing as a subsidiary of Holdco;

WHEREAS, prior to the Impax Merger, Amneal and Impax intend to effect certain transactions prior to the Closing as set forth in Section 6.16 herein;

WHEREAS, the parties also intend that, following the Impax Merger, Impax will convert to a Delaware limited liability company and Holdco will contribute to Amneal all of Holdco’s limited liability company interest (or, if the conversion is not effected pursuant to Section 1.01(b)(iv), all of Holdco’s shares of capital stock) in Impax in exchange for the issuance of certain limited liability company interests in Amneal to Holdco pursuant to the Restated Amneal LLC Operating Agreement, whereupon Holdco will be admitted as the managing member of Amneal;

WHEREAS, following such contribution, pursuant to the Restated Amneal LLC Operating Agreement, Amneal intends to consummate a recapitalization pursuant to which the existing members of Amneal will receive limited liability company interests in Amneal (which may be exchanged for either cash or shares of Holdco) and non-economic voting shares of Holdco;

WHEREAS, the board of directors of Impax (the “Impax Board”) unanimously (i) determined that it is in the best interests of Impax and its stockholders to enter into this Agreement and declared advisable this Agreement and (ii) approved the execution, delivery and performance by Impax of this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”);

WHEREAS, the Impax Board has resolved to recommend the adoption of this Agreement to the Impax stockholders;

WHEREAS, the board of managers of Amneal (the “Amneal Board”) approved (i) this Agreement and the Transactions (including the Restated Amneal LLC Operating Agreement) and (ii) the execution, delivery and performance of this Agreement by Amneal and the consummation of the Transactions;

WHEREAS, in its capacity as the Class A member of Amneal, Amneal Pharmaceuticals Holding Company, LLC (“APHC”) has (i) approved this Agreement and the Transactions, (ii) approved the execution, delivery and performance of this Agreement by Amneal and the consummation of the Transactions (including the amendment of the Amneal LLC Operating Agreement to be restated in the form of the Restated Amneal LLC Operating Agreement), and (iii) waived any pre-emptive or other similar rights that it has under the Amneal LLC Operating Agreement or any other agreement in connection with the Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Impax Merger and the LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a separate “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code and (ii) the Contribution will qualify as an exchange to which Section 721(a) of the Code applies;

WHEREAS, the respective board of directors of each of Holdco and Merger Sub have unanimously approved and declared advisable (i) this Agreement and the Transactions and (ii) the execution, delivery and, with respect to Merger Sub, subject to adoption of this Agreement by Holdco in its capacity as sole stockholder of Merger Sub, performance of this Agreement by Holdco and Merger Sub, respectively, and the consummation of the Transactions; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Holdco Charter Amendment and the Impax Merger; The LLC Conversion; The Contribution and Unit Issuance; The Class B Common Stock Issuance.

(a) The Holdco Charter Amendment and the Impax Merger.

(i) On the Closing Date, at the Closing, Holdco shall file with the Secretary of State of the State of Delaware the amended and restated certificate of incorporation of Holdco in its entirety as set forth on Exhibit A (the “Amended and Restated Holdco Charter”), which shall be the certificate of incorporation of Holdco immediately following the Closing until thereafter changed or amended as provided therein or by applicable Law (the “Holdco Charter Amendment”). Prior to the Impax Merger Effective Time, Holdco shall take all actions necessary to amend and restate the bylaws of Holdco (as in effect immediately prior to the Impax Merger Effective Time) in their entirety as set forth on Exhibit B (the “Amended and Restated Holdco Bylaws”), effective as of immediately prior to the Impax Merger Effective Time, which shall be the bylaws of Holdco immediately following the Closing until thereafter changed or amended as provided therein or by applicable Law. As set forth in the Amended and Restated Holdco Charter, the name of Holdco shall be “Amneal Pharmaceuticals, Inc.”

(ii) On the Closing Date, following the Holdco Charter Amendment, Impax and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) in order to effect the Impax Merger. The Impax Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such later time on the Closing Date as is agreed among the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is referred to herein as the “Impax Merger Effective Time”).

(iii) At the Impax Merger Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the DGCL, Merger Sub will be merged with and into Impax, whereupon the separate existence of Merger Sub shall cease, and Impax will continue its existence as the surviving corporation in the Impax Merger and a wholly-owned Subsidiary of Holdco (the “Surviving Company”).

(iv) The Impax Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Impax Merger Effective Time, the separate existence of Merger Sub shall cease and all of the assets, property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Company, in each case as provided under the DGCL.

(b) LLC Conversion.

(i) Subject to Section 1.01(b)(iv), on the Closing Date, following the Impax Merger Effective Time and prior to the Contribution, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Company shall be converted from a Delaware corporation to a Delaware limited liability company (the “LLC Conversion”).

(ii) Subject to Section 1.01(b)(iv), on the Closing Date, Impax shall file with the Secretary of State of the State of Delaware a certificate of conversion (a “Certificate of Conversion”) and a certificate of formation (a “Certificate of Formation”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DLLCA to effect the LLC Conversion. The LLC Conversion shall become effective at such time as the Certificate of Conversion and Certificate of Formation has been filed with the Secretary of State of the State of Delaware or at such other, later time on the Closing Date as is agreed among the parties and specified in the Certificate of Conversion and Certificate of Formation in accordance with the relevant provisions of the DGCL and the DLLCA; provided, that such time must be after the Impax Merger Effective Time and prior to the effective time of the Contribution (such date and time is referred to herein as the “Conversion Effective Time”).

(iii) At the Conversion Effective Time (if it occurs), (i) the certificate of incorporation and bylaws of the Surviving Company, each in effect at the Conversion Effective Time, will be replaced and superseded in their entirety by the Certificate of Formation and the Limited Liability Company Agreement of the Surviving Company, in the forms set forth on Exhibit C and Exhibit D, respectively, (ii) Holdco, as the sole stockholder of the Surviving Company immediately prior to the LLC Conversion, will execute the Limited Liability Company Agreement of the Surviving Company and be admitted to the Surviving Company as the sole member of the Surviving Company, and (iii) all of the shares of stock of the Surviving Company issued and outstanding immediately prior to the LLC Conversion will be converted to all of the limited liability company interests in the Surviving Company.

(iv) Notwithstanding this Section 1.01(b) or any other provision of this Agreement, the LLC Conversion shall not be effected and Sections 1.01(b)(i)-(iii) and Section 1.04(b) shall be disregarded if Amneal provides written notice to Impax prior to the Closing Date that the LLC Conversion shall be eliminated as a Transaction, such that the Contribution (as defined herein) and the Unit Issuance shall occur immediately following the Impax Merger.

(c) The Contribution and Unit Issuance.

(i) On the Closing Date, following the Conversion Effective Time and simultaneously with the execution of the Restated Amneal LLC Operating Agreement, subject to Section 1.01(b)(iv), Holdco will contribute all of the outstanding equity interests of the Surviving Company to Amneal (the “Contribution”) in exchange for the issuance (the “Unit Issuance”) by Amneal to Holdco of a number of newly issued Amneal Units equal to the aggregate number of shares of Class A common stock of Holdco, par value $0.01 (“Class A Common Stock”), issuable pursuant to Section 2.01(c).

(ii) The parties hereto shall cause the Contribution and the Unit Issuance to be consummated on the Closing Date after the Conversion Effective Time and simultaneously with the execution of the Restated Amneal LLC Operating Agreement (subject to Section 1.01(b)(iv)) by executing the Contribution Agreement (in substantially the form attached hereto as Exhibit E). The Contribution and the Unit Issuance shall become effective at such time on the Closing Date as specified in the Contribution Agreement; provided, that such date and time must be after the Conversion Effective Time, subject to Section 1.01(b)(iv) (such date and time is referred to herein as the “Contribution Effective Time”).

(iii) In connection with the Contribution and the Unit Issuance, each of Holdco and the Existing Amneal Members will execute the Restated Amneal LLC Operating Agreement, the Recapitalization (as defined in the Restated Amneal LLC Operating Agreement) will be completed and Holdco will be admitted as the managing member of Amneal. The aggregate number of Amneal Units to be issued to the Existing Amneal Members in connection with the Recapitalization shall equal three times the Fully Diluted Impax Share Number. Such Amneal Units shall be allocated among the Existing Amneal Members in accordance with the terms of the Amneal LLC Operating Agreement as in effect as of immediately prior to the Closing (as determined by the Amneal Group Representative in its sole discretion); provided, that immediately following the Recapitalization, each Existing Amneal Member shall transfer such Amneal Units to the Amneal Group Representative (and the schedule of members to the Restated Amneal LLC Operating Agreement shall be updated accordingly).

(d) The Class B Common Stock Issuance. On the Closing Date, following the Contribution Effective Time and in consideration of the Recapitalization, Holdco will issue to each Existing Amneal Member an aggregate number of shares of Class B common stock of Holdco, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock, “Holdco Common Stock”), equal to the number of Amneal Units held by such Existing Amneal Member immediately following the Recapitalization.

Section 1.02 Transaction Structure. Each party hereto shall, if requested by any other party hereto to implement any reorganization transactions or implement any changes to the structure of the Transactions, consider such reorganization transactions or transaction structure changes in good faith and cooperate with the other party to the extent it determines in good faith that such reorganization transactions or transaction structure changes are advisable and will not (a) have an adverse impact on such party or its equity holders, (b) alter or change the amount or kind of the consideration to be received by any of its or any of its equity holders in connection with the Transactions, (c) have an adverse effect on the Tax consequences of the Transactions to it or its equity holders or (d) materially impede or delay consummation of the Transactions. Any such changes to the structure of the Transactions that are agreed upon by the parties shall be set forth in writing in an amendment to this Agreement pursuant to the terms hereof.

Section 1.03 Closing. The closing of the Transactions (the “Closing”) will take place at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022-4834, on the fifth (5th) Business Day following the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, time and date as shall be agreed in writing by Impax and Amneal. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.04 Organizational Documents of the Surviving Company.

(a) At the Impax Merger Effective Time, the certificate of incorporation of Impax, as in effect immediately prior to the Impax Merger Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit F hereto and shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. Impax shall take all actions necessary to amend and restate the bylaws of Impax (as in effect immediately prior to the Impax Merger Effective Time) in their entirety as set forth on Exhibit G, effective as of the Impax Merger Effective Time, which shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Conversion Effective Time (subject to Section 1.01(b)(iv)), the Certificate of Formation and the Limited Liability Company Agreement of the Surviving Company shall be as set forth in Exhibit C and Exhibit D, respectively, until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.05 Holdco Governance. Prior to the Closing, the parties hereto shall take all necessary action to cause the board of directors of Holdco (the “Holdco Board”) and the committees thereof to be constituted, effective immediately following the Contribution and Unit Issuance, as set forth in the Stockholders Agreement.

Section 1.06 Directors and Officers of the Surviving Company.

(a) The directors of Merger Sub immediately prior to the Impax Merger Effective Time shall be, as of the Impax Merger Effective Time, the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified, as the case may be.

(b) The officers of Merger Sub immediately prior to the Impax Merger Effective Time shall be, as of the Impax Merger Effective Time, the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.01 Effect on Capital Stock of Impax and Merger Sub. At the Impax Merger Effective Time, by virtue of the Impax Merger and without any action on the part of Impax, Holdco, Merger Sub or the holder of any shares of Impax Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Impax Merger Effective Time shall be converted into one fully paid and nonassessable share of common stock of the Surviving Company, par value $0.01 per share.

(b) Cancellation of Certain Impax Common Stock. Each share of Impax Common Stock issued and outstanding immediately prior to the Impax Merger Effective Time that is owned or held by Impax in treasury, by Amneal or by any of their respective Subsidiaries shall no longer be outstanding and shall be automatically canceled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(c) Conversion of All Other Impax Common Stock. Each share of Impax Common Stock issued and outstanding immediately prior to the Impax Merger Effective Time, other than any Cancelled Shares, shall be converted into the right to receive one fully paid and nonassessable share of Class A Common Stock (the “Merger Consideration”).

Section 2.02 Effect on Holdco Common Stock. At the Impax Merger Effective Time, each share of Holdco Common Stock issued and outstanding immediately prior to the Impax Merger Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.03 Exchange of Impax Certificates and Impax Book-Entry Shares.

(a) Exchange Agent. Prior to the Impax Merger Effective Time, Holdco shall appoint a bank or trust company reasonably acceptable to Amneal to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration in accordance with this Section 2.03. At or immediately following the Impax Merger Effective Time, Holdco shall deposit (or cause to be deposited) with the Exchange Agent the aggregate Merger Consideration in respect of (i) certificates that immediately prior to the Impax Merger Effective Time represented shares of Impax Common Stock (“Impax Certificates”) and (ii) non-certificated outstanding shares of Impax Common Stock represented by book entry (“Impax Book-Entry Shares”), in each case other than Cancelled Shares, for exchange in accordance with this Section 2.03 through the Exchange Agent (collectively, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the aggregate Merger Consideration contemplated to be issued pursuant to Section 2.01(c) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly following the Impax Merger Effective Time, Holdco shall send, or shall cause the Exchange Agent to send, to each record holder of an Impax Certificate or Impax Book-Entry Share, in each case which shares were converted into the right to receive Merger Consideration in respect thereof at the Impax Merger Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Impax Certificates shall pass, only upon delivery of the Impax Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Impax, Amneal and the Exchange Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Impax Certificates or Impax Book-Entry Shares in exchange for the aggregate Merger Consideration in respect thereof, as applicable. Upon surrender of Impax Certificates and Impax Book-Entry Shares for cancellation to the Exchange Agent and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Impax Certificates or Impax Book-Entry Shares, the holder of such Impax Certificates or Impax Book-Entry Shares shall be entitled to receive the Merger Consideration for each share of Impax Common Stock formerly represented by such Impax Certificates or such Impax Book-Entry Shares. Any Impax Certificates and Impax Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of any Merger Consideration is to be made to a person other than the person in whose name any surrendered Impax Certificate is registered, it shall be a condition precedent to payment that the Impax Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the aggregate Merger Consideration in respect thereof, as applicable, to a person other than the registered holder of the Impax Certificate so surrendered and shall have established to the satisfaction of Holdco that such Taxes either have been paid or are not required to be paid. Delivery of the aggregate Merger Consideration, as applicable, with respect to Impax Book-Entry Shares shall only be made to the person in whose name such Impax Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Impax Certificate or Impax Book-Entry Share shall be deemed at any time after the Impax Merger Effective Time to represent only the right to receive the aggregate Merger Consideration in respect thereof.

(c) Transfer Books. At the Impax Merger Effective Time, the stock transfer books of Impax shall be closed and thereafter there shall be no further registration of transfers of shares of Impax Common Stock outstanding immediately prior to the Impax Merger Effective Time on the records of Impax. From and after the Impax Merger Effective Time, the holders of Impax Certificates and Impax Book-Entry Shares representing shares of Impax Common Stock outstanding immediately prior to the Impax Merger Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Impax Merger Effective Time, Impax Certificates representing shares of Impax Common Stock are presented to the Surviving Company for any reason, they shall be cancelled and exchanged for the aggregate Merger Consideration in respect thereof as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property. At any time following one (1) year after the Closing Date, Holdco shall be entitled to require the Exchange Agent to deliver to it any shares of Holdco Common Stock remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Impax Certificates or Impax Book-Entry Shares, and thereafter such holders shall be entitled to look only to Holdco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the aggregate Merger Consideration payable upon due surrender of their Impax Certificates or Impax Book-Entry Shares and compliance with the procedures in this Section 2.03. Notwithstanding the foregoing, neither Holdco nor the Exchange Agent shall be liable to any holder of an Impax Certificate or Impax Book-Entry Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Impax Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Impax Certificates, upon the making of an affidavit of that fact by the holder thereof, the aggregate Merger Consideration payable in respect thereof pursuant to Section 2.01(c); provided, however, that Holdco or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such aggregate

Merger Consideration, require the owners of such lost, stolen or destroyed Impax Certificates to deliver a customary indemnity against any claim that may be made against Holdco, the Surviving Company or the Exchange Agent with respect to the Impax Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Impax Merger Effective Time with respect to Class A Common Stock with a record date after the Impax Merger Effective Time shall be paid to the holder of any unsurrendered Impax Certificate or Impax Book-Entry Share with respect to the shares of Class A Common Stock issuable in respect thereof unless and until the holder of such Impax Certificate or Impax Book-Entry Share shall surrender such Impax Certificate or Impax Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Impax Certificate or Impax Book-Entry Share, there shall be paid by Holdco to the holder of whole shares of Class A Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Impax Merger Effective Time theretofore paid with respect to such whole shares of Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Impax Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Class  A Common Stock.

Section 2.04 Treatment of Impax Equity Awards; Impax ESPP.

(a) No later than immediately before the Impax Merger Effective Time, Impax and Holdco shall take such actions as may be required to provide that each Impax Option that is outstanding immediately prior to the Impax Merger Effective Time shall, at the Impax Merger Effective Time, fully vest (to the extent unvested) and shall be exchanged for an option to acquire a number of shares of Class A Common Stock equal to the number of shares of Impax Common Stock subject to such Impax Option immediately before the Impax Merger Effective Time at a price per share equal to the exercise price per share of Impax Common Stock otherwise purchasable pursuant to such Impax Option (each Impax Option as so adjusted, an “Exchanged Impax Option”); provided, however, that such conversion shall be effected in accordance with Section 424(a) of the Code; provided, further, that, except as otherwise provided in this Section 2.04(a), each such Exchanged Impax Option exchanged pursuant to this Section 2.04(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Impax Option immediately prior to the Impax Merger Effective Time; provided, further, that such Exchanged Impax Options shall remain exercisable following the Impax Merger Effective Time until such Exchanged Impax Option expires in accordance with its terms.

(b) No later than immediately before the Impax Merger Effective Time, Impax and Holdco shall take such actions as may be required to provide that each Impax Restricted Share that is outstanding immediately prior to the Impax Merger Effective Time shall, at the Impax Merger Effective Time, fully vest and shall be exchanged, subject to any required Tax withholding with respect to such vesting (each Impax Restricted Share as so adjusted, an “Exchanged Impax Restricted Share”), for one share of Class A Common Stock in accordance with Section 2.01(c).

(c) Promptly following the date of this Agreement, the Impax Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other necessary actions such that (A) all Purchase Periods (as such term is defined in the Impax ESPP) shall terminate and each participant shall be deemed to have elected to purchase the number of shares of Impax Common Stock calculated in accordance with the terms of the Impax ESPP upon the earliest to occur of (x) December 31, 2017, (y) the day that is four (4) complete trading days prior to the Impax Merger Effective Time or (z) the date on which such Purchase Period(s) would otherwise end, (B) no individual participating in the Impax ESPP shall be permitted to, except to the extent required by applicable Law, make separate non-payroll contributions to the Impax ESPP on or following the date of this Agreement, and (C) the Impax ESPP will terminate no later than immediately prior to the earliest to occur of (i) December 31, 2017 and (ii) the Impax Merger Effective Time.

(d) At the Impax Merger Effective Time, Holdco shall assume all the obligations of Impax under the Impax Stock Plans and each Exchanged Impax Option and the agreements evidencing the grants thereof.

Section 2.05 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Impax Merger Effective Time, the outstanding shares of Impax Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the number of Amneal Units to be received by the Existing Amneal Members in connection with the Recapitalization (as reflected in the Restated Amneal LLC Operating Agreement) and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the Existing Amneal Members the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF Impax

Except (a) as disclosed in the Impax SEC Documents (as defined herein) filed prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC (as defined herein) on or after the date of this Agreement, (ii) excluding any disclosure contained in such Impax SEC Documents under the heading “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of factors or risks that are predictive, cautionary or forward-looking in nature and (iii) not with respect to Sections 3.01, 3.02, 3.03, 3.04, 3.05, 3.23, 3.24, 3.25, 3.26, 3.27, 3.28, and 3.29), or (b) as set forth in the disclosure letter delivered by Impax to Amneal prior to the execution of this Agreement (the “Impax Disclosure Letter”), Impax represents and warrants to Amneal as follows:

Section 3.01 Organization, Standing and Corporate Power. Each of Impax and the Impax Material Subsidiaries is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted. Each other Subsidiary of Impax is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted, except to the extent that any failure to be so organized, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Impax and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Impax has, prior to the date hereof, made available to Amneal true and complete copies of its existing Restated Certificate of Incorporation, as amended (the “Impax Charter”), and its existing Amended and Restated Bylaws, as amended (the “Impax Bylaws”), and the charter and bylaws (or comparable organizational documents) of the Impax Material Subsidiaries, in each case as amended to the date of this Agreement. There has been no breach by Impax of the Impax Charter or the Impax Bylaws, each as in effect from time to time.

Section 3.02 Subsidiaries. Section 3.02 of the Impax Disclosure Letter lists all the Subsidiaries of Impax and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except for Permitted Liens, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Impax free and clear of any Liens other than Permitted Liens and Liens pursuant to existing financing arrangements. Except for the capital stock or other equity or voting interests of its Subsidiaries, Impax does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 3.03 Capital Structure.

(a) The authorized capital stock of Impax consists of (i) 150,000,000 shares of common stock, par value $0.01 per share (the “Impax Common Stock”), and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share (the “Impax Preferred Stock”). As of October 13, 2017 (the “Capitalization Date”), (A) 74,413,801 shares of Impax Common Stock were issued and 74,170,072 shares of Impax Common Stock were outstanding (including 2,242,423 shares of Impax Common Stock issued with respect to restricted stock awards issued under the Impax 2002 Stock Plan (“Impax Restricted Shares”), (B) no shares of Impax Preferred Stock were issued and outstanding, (C) 243,729 shares of Impax Common Stock were issued and held in the treasury of Impax or otherwise owned by Impax or any of its Subsidiaries, (D) 1,719,444 shares of Impax Common Stock were reserved for issuance in connection with future grants of awards under Impax’s 2002 Equity Incentive Plan, as amended (the “Impax 2002 Stock Plan” and together with inducement grants of Impax Options, the “Impax Stock Plans”), (E) 3,368,198 shares of Impax Common Stock were reserved for issuance with respect to outstanding stock options issued under the Impax 2002 Stock Plan or as inducement grants (“Impax Options”), and (F) 1,507,789 shares of Impax Common Stock were reserved for issuance under Impax’s 2001 Non-Qualified Employee Stock Purchase Plan, as amended (the “Impax ESPP”).

(b) Impax has delivered to Amneal a true and complete list, as of the Capitalization Date, of all outstanding Impax Options, Impax Restricted Shares which remain subject to a right of repurchase and other rights to purchase or receive shares of Impax Common Stock granted under the Impax 2002 Stock Plan, the number of shares of Impax Common Stock subject thereto (with respect to Impax Options) (assuming target performance, if applicable), the vesting period, the type of grant, grant dates, expiration dates and exercise prices thereof, in each case broken down as to each individual holder. Except as set forth above in this Section 3.03 and except for changes since the close of business on the Capitalization Date resulting from the exercise of Impax Options, as of the date of this Agreement, no shares of capital stock or other voting securities of Impax were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03, there are no outstanding stock appreciation rights, rights to receive shares of Impax Common Stock on a deferred basis or other rights that are linked to the value of Impax Common Stock granted under the Impax 2002 Stock Plan or otherwise. All outstanding shares of capital stock of Impax are, and all shares which may be issued pursuant to the Impax 2002 Stock Plan or the Impax ESPP will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other Indebtedness of Impax having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Impax Stockholders may vote. Except as set forth above in this Section 3.03, (i) there are not issued, reserved for issuance or outstanding (A) any securities of Impax or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Impax or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Impax or any of its Subsidiaries, or any obligation of Impax or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Impax or any of its Subsidiaries and (ii) there are not any outstanding obligations of Impax or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Impax nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 3.04 Authority; Noncontravention.

(a) Impax has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions and the Ancillary Transactions. The execution, delivery and performance by Impax of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the Ancillary Transactions, have been duly and validly authorized by the Impax Board and, except for the Impax Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of Impax, pursuant to the DGCL, the applicable listing standards of the NASDAQ Global Select Market or otherwise, is necessary to authorize the execution and delivery by Impax of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the Ancillary Transactions, subject to the adoption of this Agreement by the Impax Stockholder Approval. This Agreement has been duly executed and delivered by Impax and, assuming due authorization, execution and delivery hereof by the other parties hereto, is a legal, valid and binding obligation of Impax enforceable against Impax in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). The Impax Board has unanimously (A) approved and declared advisable this Agreement and the Ancillary Agreements to which Impax is a party and the Transactions and the Ancillary Transactions and declared it advisable for Impax to enter into this Agreement and the Ancillary Agreements to which Impax is a party, (B) determined that the Transactions, including the Impax Merger, are in the best interests of and advisable to the Impax Stockholders, (C) directed that this Agreement be submitted to the Impax Stockholders for their consideration, approval and adoption and (D) resolved to recommend that Impax Stockholders adopt this Agreement and thereby approve the Transactions, including the Impax Merger (the “Impax Board Recommendation”).

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Impax is a party, and the consummation of the Transactions and the Ancillary Transactions, do not and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Impax or any of its Subsidiaries under, (i) the Impax Charter or the Impax Bylaws or the comparable organizational documents of the Impax Material Subsidiaries, (ii) any Contract to which Impax or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 3.06, any Law applicable to Impax or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.05 Valid Issuance.

(a) The shares of Holdco Common Stock, including the shares of Class A Common Stock issuable upon exchange of the Amneal Units pursuant to the Restated Amneal LLC Operating Agreement (such shares of Class A Common Stock, the “Conversion Shares”), when issued, sold and delivered pursuant to the Amended and Restated Holdco Charter as well as in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens created by the Restated Amneal LLC Operating Agreement, the Amended and Restated Holdco Charter or applicable securities Laws) or any preemptive rights.

(b) Holdco has not offered any shares of Holdco Common Stock, or substantially similar securities of Holdco, for sale to, or solicited any offers to buy from, or otherwise approached or negotiated in respect of any such offer to sell or buy with, any persons other than Amneal and the Existing Amneal Members. Holdco has not taken any action that will, in and of itself, cause the issuance, sale and delivery of the shares of Class B Common Stock and any Conversion Shares to constitute a violation of the Securities Act or any applicable state securities Laws.

Section 3.06 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Impax or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Impax is a party by Impax or the consummation by Impax of the

Transactions and the Ancillary Transactions, except (a) the premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the filing with the SEC of such reports under, and other compliance with, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (c) the filing with the SEC of such reports under, and other compliance with, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (d) the Certificate of Merger, Certificate of Conversion and Certificate of Formation to be filed with the Secretary of State of the State of Delaware, (e) the governmental approvals, consents and authorizations that are applicable to Impax and its Subsidiaries as set forth on Section 3.06(e) of the Impax Disclosure Letter, pursuant to applicable Laws for consummation of the Transactions and the Ancillary Transactions, (f) such filings with, and approvals of, the NASDAQ Global Select Market as are required to permit the consummation of the Transactions, (g) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (h) the filing of all material applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Authority that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs (each, a “Healthcare Regulatory Authority”) each of which is set forth on Section 3.06(e) of the Impax Disclosure Letter and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.07 Impax SEC Documents; No Undisclosed Liabilities.

(a) Impax has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by Impax since January 1, 2014 (such documents, the “Impax SEC Documents”). No Subsidiary of Impax is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. As of their respective dates, the Impax SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Impax SEC Documents, and as of their respective dates, none of the Impax SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Impax SEC Document has been amended or superseded by a later-filed Impax SEC Document that was filed prior to the date hereof. The financial statements of Impax included in the Impax SEC Documents comply as of their respective dates as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, for normal and recurring year-end adjustments not material in amount and as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied by Impax on a consistent basis during the periods and at the dates involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of Impax and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(b) Neither Impax nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of Impax and its Subsidiaries (including the notes thereto), except for any such liabilities or obligations (i) accrued, disclosed, reflected or reserved against in the most recent financial statements (including any related notes) contained in the Impax SEC Documents filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the date of latest balance sheet included in such financial statements, (iii) incurred in connection with this Agreement, the Ancillary Agreements, the Transactions and the Ancillary

Transactions or (iv) that have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.08 Information Supplied. The information supplied by Impax in writing expressly for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act, and (b) in the case of the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to the stockholders of Impax or at the time of any meeting of Impax’s stockholders to be held in connection with the Transactions, including the Impax Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Impax makes no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by Amneal or any of its Representatives for inclusion therein.

Section 3.09 Absence of Certain Changes or Events. Since January 1, 2017 until the date of this Agreement, except as expressly required by this Agreement or any Ancillary Agreement, (a) Impax and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses and (b) there has not been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.10 Litigation. There is no lawsuit, court action or other court proceeding (a “Litigation Proceeding”) or internal investigation pending or, to the Knowledge of Impax, threatened, and Impax has no Knowledge of any external investigation pending or threatened with respect to Impax or its Subsidiaries, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to Impax or any of its Subsidiaries, except in each case for any Litigation Proceedings, investigations, judgments, decrees, injunctions, rules, orders and claims that have not been or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.11 Contracts.

(a) Section 3.11(a) of the Impax Disclosure Letter sets forth a true and complete list as of the date of this Agreement, and Impax has, prior to the date of this Agreement, made available to Amneal true and complete copies (including all material amendments, modifications, extensions, renewals or guaranties) of the following, other than any Impax Plans (all such Contracts set forth on Section 3.11(a) of the Impax Disclosure Letter, or which are required to be so disclosed, “Impax Material Contracts”):

(i) all “material contracts” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) with respect to Impax or any of its Subsidiaries (whether or not filed by Impax with the SEC);

(ii) all Contracts of Impax or any of its Subsidiaries involving payments by or to Impax or any of its Subsidiaries of more than $2,500,000 on an annual basis;

(iii) all Contracts with third party manufacturers and suppliers for the manufacture and supply of products providing for minimum order quantities, minimum purchase requirements or exclusive supply, manufacturing or purchase requirements with a total annual payment or financial commitment exceeding $2,500,000;

(iv) all Contracts having a remaining term of three (3) years or more as of the date hereof wherein Impax or any of its Subsidiaries is obligated to manufacture or supply products to any third party with a total annual payment or financial commitment exceeding $2,500,000;

(v) all Contracts to which Impax or any of its Subsidiaries is a party, or by which Impax or any of its Subsidiaries is bound, that contain any covenant materially limiting or prohibiting the right of Impax or any of its Subsidiaries (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) non-compete or non-solicitation Contracts with non-executive employees of Impax or any of its Subsidiaries or (y) confidentiality agreements including non-solicitation, “no raid” or no-hire provisions;

(vi) all Contracts of Impax or any of its Subsidiaries with any Affiliate of Impax (other than any of its Subsidiaries) (A) whereby Impax or any of its Subsidiaries agrees to indemnify such Affiliate; or (B) in which the amount involved exceeds $500,000 on an annual basis, except for Contracts in respect of employment or consulting services entered into in the ordinary course of business;

(vii) all Contracts of Impax or any of its Subsidiaries granting or obtaining any license to Intellectual Property involving payments of more than $1,000,000 in any calendar year;

(viii) all Contracts of Impax or any of its Subsidiaries involving payments to a single vendor by or to Impax or any of its Subsidiaries of more than $2,500,000 on an annual basis that require consent of or notice to a third party in the event of or with respect to the Transactions or the Ancillary Transactions, including in order to avoid a breach or termination of, or loss of benefit under, any such Contract;

(ix) all joint venture, partnership or other similar agreements involving co-investment with a third party to which Impax or any of its Subsidiaries is a party;

(x) all Contracts with any Governmental Authority or any Healthcare Regulatory Authority under which Impax provides products or services involving aggregate consideration in excess of $2,500,000;

(xi) settlement agreements with, or agreements entered into in connection with settlement agreements with, Governmental Authorities or any Healthcare Regulatory Authorities that have existing or contingent material performance obligations;

(xii) all Contracts pursuant to which any Indebtedness of Impax or any of its Subsidiaries is outstanding or may be incurred (except for Contracts relating to Indebtedness (A) the aggregate principal amount of which does not exceed $5,000,000 or (B) solely among Impax and/or its Subsidiaries);

(xiii) all Contracts of Impax or any of its Subsidiaries which grant to any third party any exclusive rights, right of first refusal, right of first offer or similar right or ownership interest, in each case, with respect to any material Intellectual Property, drug master files, dossiers, regulatory filings or approvals with any Healthcare Regulatory Authority or other material assets, rights or properties of Impax or any of its Subsidiaries;

(xiv) all Contracts relating to the voting or registration of any securities or providing Impax or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any assets or securities;

(xv) all Contracts of Impax or any of its Subsidiaries that relate to an acquisition, divestiture, merger or similar transaction that contain material representations, covenants, indemnities or other obligations (including material payment, indemnification or other contingent obligations) or any “earn-out” obligations of Impax or any of its Subsidiaries, that are in effect (other than any indemnification provisions which relate to representations and warranties in respect of organization, power and authority, due authorization, capitalization, non-contravention, Taxes, brokers fees or other similar representations and warranties which are contained in the applicable acquisition agreement);

(xvi) all Contracts of Impax or any of its Subsidiaries relating to the settlement of any Litigation Proceeding that provide for any continuing material obligations on the part of Impax or any of its Subsidiaries;

(xvii) all Contracts obligating Impax or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any person or sell any material product or service exclusively to any person;

(xviii) all Contracts relating to a material research and development collaboration or any joint development, in each case, for any products currently marketed by Impax or any of its Subsidiaries;

(xix) all Contracts of Impax or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of Impax or any of its Subsidiaries or otherwise prohibit, limit or restrict the pledging of capital stock of Impax or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by Impax or any of its Subsidiaries;

(xx) all Contracts that are collective bargaining agreements and all Contracts with any trade union, works council or other employee representative or other labor organization; and

(xxi) all Contracts that obligate Impax or any of its Subsidiaries to make any capital contribution or other investment (including pursuant to any joint venture) in a person in excess of $1,000,000 on an annual basis.

For purposes of this Section 3.11(a), amounts calculated on an “annual basis” or similar terms reflect annualized expenses or payments based on payments made during the period from (A)(1) January 1, 2016 through December 31, 2016 or (2) January 1, 2017 through June 30, 2017 and (B) accruals for the applicable calendar year.

(b) (i) none of Impax or any of its Subsidiaries (A) is, or has received written notice that any other party to any Impax Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Impax Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Impax Material Contract and (iii) each such Impax Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Impax or its Subsidiary, and, to the Knowledge of Impax, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clauses (i), (ii) or (iii) above that have not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. No party to any of the Impax Material Contracts filed as an exhibit to Impax’s report on Form 10-K for the period ended December 31, 2016 (as filed with the SEC on March 1, 2017) or set forth on Section 3.11(a) of the Impax Disclosure Letter has provided written notice exercising any termination rights with respect thereto.

Section 3.12 Compliance with Laws.

(a) Impax and each of its Subsidiaries are and have been since January 1, 2014 in compliance with all Laws applicable to them, their properties or other assets or their business or operations, except for such violations or noncompliance that have not been and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Impax and its Subsidiaries have in effect all material permits, licenses, certificates of need, registrations, accreditations, Government Program provider agreements, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Impax Permits”) necessary to carry on their businesses as currently conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Impax Permit, except for such violation, defaults, terminations, amendments or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have an Impax Material Adverse Effect. There is no event which has occurred that would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Impax Permit that is material to Impax and its Subsidiaries, taken as a whole. Assuming all notices or consents listed on Section 3.06(e) of the Impax Disclosure Letter are made or obtained, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions do not and will not conflict with or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any properties or other assets of Impax or any of its Subsidiaries under, any such Impax Permit, except for any such conflicts, violations, breaches or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. This Section 3.12 does not relate to Tax matters, which are the subject of Section 3.15.

(b) Since January 1, 2014, (i) neither Impax nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any violation or noncompliance (or reflects that Impax or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Impax Permit and (ii) neither Impax nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged noncompliance with, or violation of, any applicable Law, except in each case in clauses (i) and (ii) above to the extent any such violation, noncompliance, fine, assessment, order, suspension, revocation, limitation or restriction has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(c) Since January 1, 2014, Impax and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or payments has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(d) Impax and each of its officers and directors are in material compliance with, and have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Global Select Market. Impax has previously disclosed to Amneal all of the information required to be disclosed by Impax and its officers and employees, including Impax’s Chief Executive Officer and Chief Financial Officer, to the Impax Board or any committee thereof pursuant to the certification requirements relating to annual reports on Form 10-K and quarterly reports on Form 10-Q.

(e) Impax has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such internal controls provide reasonable assurance regarding the reliability of Impax’s financial reporting and the preparation of Impax’s financial statements for external purposes in accordance with GAAP. Since January 1, 2014, Impax’s principal executive officer and its principal financial officer have disclosed to Impax’s auditors and the audit committee of the Impax Board (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Impax’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Impax’s internal controls and Impax has made available to Amneal copies of any such disclosure. Impax has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 of the Exchange Act) as required by Rule 13a-15 under the Exchange Act that are designed to ensure that material information relating to Impax and its consolidated Subsidiaries required to be included in reports filed under the Exchange Act is made known to Impax’s principal executive officer and its principal financial officer by others within those entities.

Section 3.13 FDA Regulatory Matters.

(a) Impax and each of its Subsidiaries is and has been since January 1, 2014, in compliance in all material respects with (i) all Healthcare Laws and (ii) all Healthcare Regulatory Authorizations, including all requirements of the FDA, DEA, and all other Healthcare Regulatory Authorities, that are applicable to Impax or its Subsidiaries, as applicable. The “Healthcare Laws” include: (i) the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder; (ii) the Controlled Substances Act and the regulations promulgated thereunder (the “FFDCA”); (iii) the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder and any state or non-U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals; and (iv) all federal, state, local, and all foreign health care related fraud and abuse and physician sunshine act laws, including the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), Sections 1320a-7, 1320a-7a, 1320a-7b and 1320a-7h of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes; and (v) any other state or federal law, regulation, guidance document, manual provision, program memorandum, opinion letter, or other public issuance which regulates kickbacks, recordkeeping, claims process, documentation requirements, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, or any other aspect of manufacturing and distributing drugs, biologics, or medical devices. As of the date hereof, neither Impax nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Impax or any of its Subsidiaries, is subject to, or has received written, or, to Impax’s Knowledge, oral notice or other communication of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action alleging that any operation or activity of Impax or its Subsidiaries is in violation of any Healthcare Laws or otherwise related to the business of Impax or its Subsidiaries by or before any Healthcare Regulatory Authority, including any action (i) to suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the approval of, the uses of, or the labeling or promotion of, or otherwise alleging, in each case, any material violation of Law with respect to, any product or product candidate manufactured, distributed or marketed by or on behalf of Impax or its Subsidiaries.

(b) Impax and each of its Subsidiaries, as applicable, has held, or has held contractual rights to, all material Healthcare Regulatory Authorizations required for the marketing and approval of all products marketed by or on behalf of Impax or any of its Subsidiaries, and all such Healthcare Regulatory Authorizations are in full force and effect. As of the date hereof, neither Impax nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Impax or any of its Subsidiaries, as applicable, has received written or, to Impax’s Knowledge, oral notice or other communication of any material inaccuracy or material insufficiency of, or of any termination, suspension, rejection or denial of, any filing or application for any material Healthcare Regulatory Authorization that was not corrected or otherwise addressed in a subsequent filing. To Impax’s Knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any material Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any material Healthcare Regulatory Authorization (or any filing or application therefor).

(c) All material reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority, including all registrations and reports required to be filed with clinicaltrials.gov; clinical investigator financial disclosure obligations; registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207; reporting requirements under the Physician Payments Sunshine Act (42 U.S.C. 1320a-7h, et seq.), and all similar state transparency requirements; drug price reporting; and adverse event reports, by Impax or any of its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) The development, manufacture, labeling and storage, as applicable, of any drugs or products by Impax and each of its Subsidiaries has been since January 1, 2014, and is being conducted, in compliance in all material respects with all applicable Laws of the FDA, U.S. Customs and Border Protection (“U.S. Customs”), DEA and other Healthcare Regulatory Authorities, including the FDA’s current Good Laboratory Practices, Good Manufacturing Practices and Good Clinical Practices. For the purposes of this Agreement, (i) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58, (ii) “Good Manufacturing Practices” means the current good manufacturing practices for drugs and medical devices, including the regulations for drugs and finished pharmaceutical products contained in 21 C.F.R. Parts 210 and 211, respectively, and medical devices contained in 21 C.F.R. 820, and (iii) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312, as applicable.

(e) Since January 1, 2014, neither Impax nor any of its Subsidiaries has (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, or (ii) received any notices, information request letters, correspondence, orders or other communication from any Healthcare Regulatory Authority issuing, requiring or causing any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any product or product candidate manufactured, distributed or marketed by or on behalf of Impax or any of its Subsidiaries and to Impax’s Knowledge no Healthcare Regulatory Authority and neither Impax nor any of its Subsidiaries is considering such action. Since January 1, 2014 until the date hereof, neither Impax nor any of its Subsidiaries has received any written or, to Impax’s Knowledge, oral notices, information request letters, correspondence, orders or other communications from any Healthcare Regulatory Authority regarding new safety information, postmarketing clinical trials or studies or risk evaluation and mitigation strategies asserting that labeling changes, postmarketing trials, studies, or other action will be required in order to ensure the safety of any products or product candidates.

(f) All studies, tests and clinical and pre-clinical trials conducted by or, the Knowledge of the Impax, on behalf of Impax or any of its Subsidiaries, or in which Impax or any of its Subsidiaries or their products or product candidates have participated were and, if still pending, have been and are being conducted in material compliance with all applicable Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices. Neither Impax nor any of its Subsidiaries has received any written or, to Impax’s Knowledge, oral notices, correspondence or other communication from any Healthcare Regulatory Authority requiring the termination or suspension of any ongoing or planned clinical trials conducted by, or, to Impax’s Knowledge, on behalf of, Impax or any of its Subsidiaries or the business currently conducted by any of them, or in which Impax or any of its Subsidiaries or their products or product candidates have participated.

(g) Since January 1, 2014, neither Impax nor any of its Subsidiaries has received any FDA Form 483, notice of adverse finding, warning letters, letters of admonition, untitled letters or other written or, to Impax’s Knowledge, oral correspondence from any Healthcare Regulatory Authority alleging or asserting material noncompliance with any Laws applicable to, or a lack of safety regarding, Impax’s or any of its Subsidiaries’ manufacturing practices any product or product candidate manufactured, distributed or marketed by or on behalf of Impax or any of its Subsidiaries. Neither Impax nor any of its Subsidiaries is subject to any material order of, obligation or commitment to, or settlement with, any Healthcare Regulatory Authority. To Impax’s Knowledge, no event has occurred which would reasonably be expect to lead to any material claim, suit, proceeding, hearing, enforcement, audit, investigation, inspection by any Healthcare Regulatory Authority or any FDA warning letter, untitled letter, or request or requirement to make changes to the products or procedures of Impax or its Subsidiaries that, if not complied with, would reasonably be expected to have an Impax Material Adverse Effect.

(h) Neither Impax nor any of its Subsidiaries, nor any of their respective officers, directors, employees, nor, to Impax’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Impax or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii) is a party to, or bound by, any order, individual integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, corporate integrity agreement or other similar form agreement with any Governmental Authority resulting from a failure, or alleged failure, to comply with any applicable Laws of the FDA, U.S. Customs, DEA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Neither Impax nor any of its Subsidiaries or their products or product candidates are the subject of any pending or, to Impax’s Knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither Impax nor any of its Subsidiaries, nor to Impax’s Knowledge, any of their respective officers, directors, employees, nor, to Impax’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Impax or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded or suspended from participation in any federal health care program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Impax Disclosure Letter sets forth a true and complete list of all material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other material employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including with respect to bonus, employment, consulting or other compensation, collective bargaining, company stock, incentive and other equity or equity-based compensation, or deferred compensation, retirement, pension, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship, in each case, (i) that are sponsored or maintained by Impax or any of its Subsidiaries, (ii) to which Impax or any of its Subsidiaries contributes or is obligated to contribute to, or in respect of which any potential liability is borne by Impax or any of its Subsidiaries, (iii) under which for current or former employees of Impax or any of its Subsidiaries (the “Impax Employees”) or directors or former directors thereof are eligible to participate or receive benefits or (iv) to which Impax or any of its Subsidiaries is a party (collectively, the “Impax Plans”).

(b) True and complete copies of the following documents, with respect to each of the Impax Plans have, prior to the date of this Agreement, been delivered to Amneal by Impax, to the extent applicable: (i) the plan document (or a written summary if the Impax Plan is not reduced to writing), any material amendments thereto and related trust documents, insurance contracts or other funding arrangements, in each case, as currently in effect; (ii) the most recent Form 5500 and all schedules attached thereto filed with respect to such Impax Plan, and the most recent actuarial report and financial statements, if any, prepared with respect to such Impax Plan; and (iii) all material communications received from any Governmental Authority relating to Impax Plans in the last three (3) years.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, the Impax Plans have been maintained in accordance with their terms and with all provisions of

ERISA, the Code and other applicable Law, and neither Impax (or any of its Subsidiaries) nor, to the Knowledge of Impax, any “party in interest” or “disqualified person” with respect to the Impax Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. Neither Impax nor any of its Subsidiaries has any material liability for breach of fiduciary duty or any other failure to act or comply with applicable Law in connection with the administration or investment of the assets of any Impax Plan.

(d) Each of the Impax Plans that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code. To the Knowledge of Impax, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Impax Plan or the Tax exemption of any trust related thereto.

(e) None of Impax, its Subsidiaries or, except as would not reasonably be expected to result in material liability to Impax, any trade or business (whether or not incorporated) that is treated as a single employer with any of them under Sections 414(b), (c), (m) or (o) of the Code (a “Impax ERISA Affiliate”) (or that was so treated at any time during the six (6) years immediately prior to the date of this Agreement) has ever had (or, in the case of any former Impax ERISA Affiliate during the last six (6) years, had at the time it was an Impax ERISA Affiliate) any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”).

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Impax Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Impax Plans, the assets of any of the trusts under the Impax Plans or the sponsor or administrator of any of the Impax Plans, or, to the Knowledge of Impax, against any fiduciary of the Impax Plans with respect to the operation of any of the Impax Plans (other than routine benefit claims), nor does Impax have any Knowledge of any threatened action, claim or lawsuit, other than such actions, claims or lawsuits that have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(h) None of the Impax Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under applicable Law, including Section 4980B of the Code (“COBRA”) and which are provided at the sole expense of the participant or the participant’s beneficiary.

(i) Except as otherwise specifically contemplated by the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Impax Employee, (ii) increase any benefits otherwise payable under any Impax Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Impax Plan, (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under an Impax Plan, (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of Impax or any of its Subsidiaries or (vi) result in any breach or violation of or default under or limit Holdco’s, Amneal’s or Impax’s right to amend, modify or terminate any Impax Plan.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, each Impax Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and Impax and its Subsidiaries have, since January 1, 2014, complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither Impax nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Impax Employee for any Tax incurred by such Impax Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(k) As of the date hereof, no Impax Employee who is an officer for purposes of Section 16 of the Exchange Act has given notice of intent to terminate his or her employment with Impax or any of its Subsidiaries.

(l) Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to Impax, (i) each Impax Plan which is maintained primarily for the benefit of employees working outside of the United States (each, a “Non-U.S. Impax Plan”) has been established, administered, operated, funded, invested and maintained in compliance with the applicable Laws relating to such plans in the jurisdictions in which such Impax Plan is present or operates and, to the extent relevant, the United States, (ii) all required contributions and premiums to be made under each Non-U.S. Impax Plan have been made with respect thereto (whether pursuant to the terms of such Non-U.S. Impax Plan or by applicable Law) and (iii) as of the date of this Agreement, there is no pending or, to the knowledge of Impax, threatened litigation relating to any Non-U.S. Impax Plan.

Section 3.15 Taxes.

(a) Impax and each of its Subsidiaries have timely filed with the appropriate taxing authorities, or has caused to be timely filed on their behalf (taking into account any valid extension of time within which to file), all income, franchise and other Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects. All Taxes (regardless of having been shown as due on any Tax Return) have been timely paid in full, or an adequate reserve has been established therefor in the financial statements of Impax and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements.

(b) Neither Impax nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other Contract, obligation, understanding or agreement to pay the Taxes of another person or to pay the Taxes with respect to transactions relating to any other person (other than Impax and its Subsidiaries) other than commercial agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes.

(c) Neither Impax nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code for any years open under the relevant statute of limitations.

(d) Neither Impax nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Impax or a wholly owned Subsidiary of Impax) or (ii) has any liability for the Taxes of any person (other than Impax or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e) To the Knowledge of Impax, no audits, investigations or other administrative or court proceedings, that could have, individually or in the aggregate, an Impax Material Adverse Effect, are pending with any taxing authority or court with respect to any material Taxes of Impax or any of its Subsidiaries, and no written notice thereof has been received by Impax or any of its Subsidiaries. Neither Impax nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, local or foreign income, franchise or other material Taxes.

(f) No written claim that could give rise to material Taxes has been made within the previous three (3) years by a taxing authority in a jurisdiction where Impax or any of its Subsidiaries does not file Tax Returns that Impax or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(g) No Liens for Taxes exist with respect to any properties or other assets of Impax or any of its Subsidiaries, except for statutory Liens for current Taxes not yet delinquent.

(h) All material Taxes required to be withheld by Impax or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper taxing authority, and have been or will be reported pursuant to applicable Tax information reporting Laws.

(i) Neither Impax nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(j) There is no power of attorney given by or binding upon Impax or any of its Subsidiaries with respect to Taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date of this Agreement.

(k) Neither Impax nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither Impax nor any of its Subsidiaries is aware of any fact, or has taken or agreed to take any action that would reasonably be expected to prevent or impede (i) the Impax Merger and the LLC Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Contribution from qualifying as an exchange to which Section 721(a) of the Code applies.

Section 3.16 Intellectual Property.

(a) Impax, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Intellectual Property held for use or used in the business of Impax or its Subsidiaries as presently conducted (“Impax Intellectual Property”) except for any failures to own or possess as have not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect and except with respect to any Intellectual Property which is the subject of a Paragraph IV Proceeding; provided, that the representation and warranty in this Section 3.16(a) shall not be construed to be a representation or warranty with respect to non-infringement.

(b) Section 3.16(b) of the Impax Disclosure Letter identifies as of the date hereof: (i) each item of Impax Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority and in which Impax or any of its Subsidiaries has or purports to have an exclusive license or an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) (“Registered Impax Intellectual Property”); (ii) the jurisdiction in which such item of Registered Impax Intellectual Property has been registered or filed and the applicable registration or application serial number; and (iii) any other person that, to the Knowledge of Impax, has an ownership interest in such item of Registered Impax Intellectual Property and the nature of such ownership interest.

(c) As of the date of this Agreement, the title in each item of Registered Impax Intellectual Property in which Impax or any of its Subsidiaries has an ownership interest is properly recorded in the name of Impax and/

or its Subsidiaries. Each named inventor on each item of Registered Impax Intellectual Property constituting a patent or a patent application has duly executed a valid assignment of all applicable right, title and interest in and to such patent or patent application to Impax or one of its Subsidiaries (in each case where such assignment is required by applicable law to perfect Impax or its Subsidiaries rights in such patent or patent application). All such assignments have been duly recorded with the United States Patent and Trademark Office and all relevant foreign patent offices.

(d) Within the past three (3) years of the date hereof, neither Impax nor any of its Subsidiaries has received any written notice of any claim against any of them challenging the ownership, validity or enforceability of any of the Registered Impax Intellectual Property, other than any notice from the applicable examiner of any pending application therefor, received in the ordinary course of prosecution.

(e) With respect to each item of Registered Impax Intellectual Property owned by Impax or any of its Subsidiaries: (i) to Impax’s Knowledge, all such Registered Impax Intellectual Property is valid and enforceable; (ii) all such Registered Impax Intellectual Property is subsisting (or, in the case of applications, applied for), which shall include being currently in compliance with applicable Laws as to the payment of all necessary registration, maintenance, annuities, renewal, filing, examination, and other related fees and proofs of working or use, and, in the case of trademarks, the post-registration filing of affidavits of use and incontestability and renewal applications; and (iii) all necessary documents, recordations and certificates in connection with such Registered Impax Intellectual Property previously or currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in all jurisdictions where such fees are previously or currently due, for the purposes of prosecuting and maintaining and perfecting such Registered Impax Intellectual Property except, in each case, to the extent that failure to do so can be cured or otherwise would not result in permanent abandonment (i.e., without the possibility of revival or reinstatement).

(f) Certain Intellectual Property Proceedings.

(i) To the Knowledge of Impax, no claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against Impax or any of its Subsidiaries (A) related to the use in the conduct of the businesses of Impax and its Subsidiaries of the Impax Intellectual Property or (B) alleging that the conduct of the business of Impax and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party but excluding any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice.

(ii) To the Knowledge of Impax, the conduct of the businesses of Impax and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party, but excluding any (A) infringement of any Intellectual Property under 35 U.S.C. § 271(e)(2) caused by or in connection with the filing of any abbreviated new drug application for a product filed with the FDA pursuant to §505(j) of the FFDCA or by the filing of any new drug application for a product filed with the FDA pursuant to §505(b)(2) of the FFDCA and (B) any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice. The representations set forth in this Section 3.16(f) are the only representations given by Amneal with respect to non-infringement of Intellectual Property.

(iii) Section 3.16(f)(iii) of the Impax Disclosure Letter identifies as of the date hereof all (A) pending Paragraph IV Proceedings to which Impax or any of its Subsidiaries is a party, (B) Paragraph IV Certification Notices dated within the three (3) year period ending on the date hereof made by or on behalf of the Impax or any of its Subsidiaries and (C) pending petitions for inter partes review under 35 U.S.C. § 311, et, seq., in which Impax or any of its Subsidiaries is identified as a real party in interest.

(iv) To the Knowledge of Impax, no third party is infringing, misappropriating or otherwise violating any Impax Intellectual Property.

(v) No unresolved claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by Impax or any of its Subsidiaries against any third party with respect to the infringement or the alleged infringement of any Impax Intellectual Property.

(g) Neither Impax nor any of its Subsidiaries is bound by, and none of the material Intellectual Property purported to be owned or to its Knowledge which is exclusively licensed by Impax or any of its Subsidiaries, is subject to, any Contract containing any covenant or other provision that materially limits or restricts the ability of Impax or any of its Subsidiaries to use, exploit, assert, enforce, transfer or license any rights in any such Intellectual Property anywhere in the world (excluding in the case of any Intellectual Property exclusively licensed to Impax or any of its Subsidiaries, such license).

(h) Upon the termination of any Contract wherein Impax and/or any of its Subsidiaries has agreed to manufacture or supply a product or active pharmaceutical ingredient for a third party, Impax and/or its Subsidiaries shall retain and continue to have the right to use all Intellectual Property, data, bioavailability studies, drug master files, dossiers and regulatory approvals granted by any Healthcare Regulatory Authority which are required or necessary to manufacture said product or active pharmaceutical ingredient either for itself or another person without restriction or obligation to the third party of such terminated Contract.

(i) The consummation of the Transactions will not result in the loss or impairment of Impax’s or its Subsidiaries’ rights to own or use any of the Impax Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Impax Intellectual Property, except as have not had and would not reasonably be expected to have, individually or in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Impax and its Subsidiaries, taken as a whole.

(j) Neither Impax nor any of its Subsidiaries has entered into any Contract which, upon the consummation of the Transactions will, to the Knowledge of Impax, result in the loss or impairment of Holdco’s or any of its Subsidiaries’ ability (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case of (A)-(C), with respect to any products or services currently marketed by Amneal or any of its Subsidiaries as of the date of this Agreement.

(k) Impax and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets.

(l) During the three (3) years prior to the date of this Agreement, (i) to the Knowledge of Impax, there have been no material security breaches in Impax’s or its Subsidiaries’ information technology systems wherein any third party has gained unauthorized access to any of Impax’s or of any of its Subsidiaries’ confidential and/or proprietary information and (ii) there have been no disruptions in any of Impax’s or its Subsidiaries’ information technology systems that materially adversely affected Impax’s or its Subsidiaries’ business or operations. Impax and its Subsidiaries have evaluated their security, disaster recovery and backup needs and have implemented plans and systems designed to reasonably address their assessment of risk.

(m) Impax and each of its Subsidiaries is and has been during the past three (3) years in compliance with its applicable privacy policies and obligations to third parties relating to any processing of personal information except for any failure in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. To Impax’s Knowledge, there has not been any audit, investigation or other Litigation Proceeding initiated by any Governmental Authority, regarding the processing of personal information by Impax or any of its Subsidiaries.

Section 3.17 Real Property.

(a) Section 3.17(a)(i) of the Impax Disclosure Letter contains a complete and accurate list by property, city, state and country of all interests in real property currently owned in fee by Impax and any of its Subsidiaries (the “Impax Owned Real Property”). Section 3.17(a)(ii) of the Impax Disclosure Letter contains (i) a complete and accurate list, by property, city, state and country, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by Impax or any of its Subsidiaries (the “Impax Leased Real Property” and, together with the Impax Owned Real Property, collectively, the “Impax Real Property”), and (ii) a description of each Impax Lease and all amendments, modifications and supplements thereto.

(b) The Impax Owned Real Property, together with the Impax Leased Real Property, is sufficient in all material respects for the operation of the business currently conducted by Impax and its Subsidiaries in the ordinary course of business, and Impax and each of its Subsidiaries, as applicable, enjoys peaceful and undisturbed possession of the Impax Owned Real Property and the Impax Leased Real Property sufficient for current business and operational use requirements.

(c) Impax and/or its Subsidiaries, as applicable, has good and valid fee simple title to all Impax Owned Real Property, free and clear of any Liens other than Permitted Liens. Impax has made available to Amneal accurate and complete copies of all title insurance policies, title reports and surveys for the Impax Real Property in possession or control of Impax or any of its Subsidiaries. To the Knowledge of Impax, all buildings, plants, structures and other improvements that form a part of the Impax Real Property lie wholly within the boundaries of the land owned or leased by Impax or its Subsidiaries, as applicable, and do not materially encroach upon the property of, or otherwise materially conflict with the property rights of, any other person.

(d) None of the Impax Owned Real Property is subject to any lease, license, or sublease or any material use or occupancy agreement entered into outside of the ordinary course of business pursuant to which Impax or any of its Subsidiaries has granted any third party or third parties the right to use or occupancy of such Impax Owned Real Property (other than Permitted Liens or to Impax or any of its Subsidiaries).

(e) To Impax’s Knowledge, (i) all improvements on the Impax Real Property are structurally sound and in working order sufficient for their normal operation in the manner currently being operated, normal wear and tear excepted and (ii) the utilities servicing the Impax Real Property are adequate for the operation of each facility as it is currently being operated.

(f) The Impax Owned Real Property, and the current use and occupancy thereof, is in material compliance with (i) all applicable building, zoning, subdivision, health and safety and other Laws pertaining to the ownership, construction, use or occupancy of real property, including the Americans with Disabilities Act of 1990, as amended, (ii) all easements, covenants, conditions, restrictions or similar provision in any instrument of record or other unrecorded agreement affecting such property and (iii) any requirements of any Governmental Authority in connection with (A) such Governmental Authority’s consents and/or (B) any entitlements or benefits extended by such Governmental Authority, in both cases, in relation to the use and development of the real property and operation of the facilities thereon. To Impax’s Knowledge, each Impax Lease that requires registration with any Governmental Authority has been duly registered.

(g) To Impax’s Knowledge, no eminent domain, condemnation or other similar proceeding is pending or threatened affecting any of the Impax Owned Real Property, Impax Leased Real Property or any part thereof.

(h) There are no outstanding options, rights of first offer or rights of first refusal to purchase any Impax Owned Real Property or any portion thereof or interest therein.

(i) Each contract, agreement or arrangement (including any option to purchase contained therein) pursuant to which Impax or any of its Subsidiaries leases, licenses or subleases any Impax Leased Real Property (each, an “Impax Lease” and, collectively, the “Impax Leases”) is a written agreement in full force and effect, and is valid, binding and enforceable, subject to proper authorization and execution of each Impax Lease by the other parties thereto and except to the extent that enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ right generally and by general equity principles. Impax has made available to Amneal (in each case, together with all material amendments, assignments, modifications, supplements, waivers or other changes thereto) true and complete copies of all Impax Leases and, in the case of any oral Impax Lease, a written summary of the material terms of such Impax Lease, to which Impax or any of its Subsidiaries is a party. None of Impax or any of its Subsidiaries subleases (as sublessor), licenses (as licensor) or grants the use or occupancy of, to any other person (other than business invitees in the ordinary course of business), any portion of the Impax Leased Real Property. Except for Permitted Liens, none of Impax or any of its Subsidiaries has collaterally assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Impax Lease.

(j) There exists no default or event of default on the part of Impax or any of its Subsidiaries under any Impax Leases or, to Impax’s Knowledge, any other party thereto, in each case that has not been cured and to Impax’s Knowledge, no condition exists that with notice or lapse of time would constitute a default by Impax or any of its Subsidiaries or any other party thereunder, in each case that has not been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. None of Impax or any of its Subsidiaries has received written notice of any default or event of default under any Impax Lease, other than any default or event of default that has been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(k) The current use and operation of the Impax Leased Real Property in the ordinary course of business of Impax and its Subsidiaries does not violate any Law in any material respect.

(l) None of Impax or any of its Subsidiaries is a party to any contract, agreement or arrangement relating to the future acquisition or development of any Impax Real Property by any third party or the acquisition of any other real property by Impax or any of its Subsidiaries.

Section 3.18 Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Impax, threatened by any person against, Impax, any of its Subsidiaries or, to the Knowledge of Impax, any person whose liability Impax or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law with respect to any matters relating to or arising out of any Environmental Law, (b) Impax and its Subsidiaries have at all times been and are presently in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable Environmental Laws for its operations as conducted at such time, (c) Impax and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of Impax, there are no facts, circumstances or conditions relating to, arising from, associated with or attributable to either (i) any real property currently or formerly owned, operated or leased by Impax or its Subsidiaries or operations thereon, (ii) Impax or its Subsidiaries current or former conduct of its business or operations, including any Releases of Hazardous Materials or arrangement for disposal or Release at any location, or (iii) any person whose liability Impax or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law that would, in any such case, reasonably be expected to result in Environmental Liabilities and (d) with respect to any real property currently owned or leased by Impax or its Subsidiaries or, to the Knowledge of Impax, formerly owned or leased by Impax or its Subsidiaries, there have been no Releases by Impax or any of its Subsidiaries, or to the Knowledge of Impax, by any other person, of Hazardous Materials that have resulted or are reasonably likely to result in a claim against Impax or its Subsidiaries.

Section 3.19 Labor Matters. No labor strike, work slowdown, work stoppage, lockout or other concerted labor action or dispute involving the employees of Impax or any of its Subsidiaries is pending, or to the Knowledge of Impax, threatened against or affecting Impax or any of its Subsidiaries and, since January 1, 2014, there has not been any such action. Neither Impax nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or any work rules or practices agreed to with any labor organization applicable to employees of Impax or any of its Subsidiaries, and no collective bargaining or similar agreement is currently being negotiated by Impax or any of its Subsidiaries. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, each of Impax and its Subsidiaries is, and has been since January 1, 2014, in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, health and safety and wages and hours. Neither Impax nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

Section 3.20 Insurance. Section 3.20(a) of the Impax Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which Impax or any Subsidiary is currently a party (the “Impax Policies”). All Impax Policies are in full force and effect, and all premiums that are due and payable with respect thereto covering all periods up to and including the Closing Date have been paid, except as have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Since January 1, 2014, no notice of cancellation or termination has been received with respect to any Impax Policies, except for such cancellations or terminations which have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Since January 1, 2014, each of Impax and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Contract to which it is a party and as are customary for companies in the United States conducting the businesses conducted by Impax and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Section 3.20(b) of the Impax Disclosure Letter sets forth the premium paid by Impax and its Subsidiaries for directors and officers liability insurance for its last full policy year.

Section 3.21 Prohibited Persons.

(a) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions is a Prohibited Person.

(b) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions (i) has conducted or will conduct any business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including making or receiving any contribution of funds, goods or services to or for the benefit of a Prohibited Person; (ii) has dealt or will deal in, or has otherwise engaged or will engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) has engaged or will engage in or has conspired or will conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the requirements or prohibitions set forth in the Executive Order or the USA PATRIOT Act.

(c) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents has in the three (3) years prior to the date of this Agreement, in connection with the business of Impax or any of its Subsidiaries, taken any action in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the United Kingdom Bribery Act 2010, the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, or any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption and/or anti-money laundering Laws of any jurisdiction in which such person operates (collectively, “Anti-Corruption Laws”).

(d) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents, is, or in the three (3) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Impax or any of its Subsidiaries in any way relating to any applicable Anti-Corruption Laws, including the FCPA.

Section 3.22 Transactions with Related Parties. Except with respect to the Impax Plans, since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Impax or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been so disclosed in the Impax SEC Documents.

Section 3.23 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. LLC (“Morgan Stanley”), the fees and expenses of which will be paid by Impax in accordance with Impax’s agreements with such firms (true and complete copies of which have heretofore been made available to Amneal), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Impax or its Subsidiaries.

Section 3.24 Opinion of Financial Advisor. The Impax Board has received the opinion of Morgan Stanley to the effect that, as of the date of such opinion and based on and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth therein, the consideration to be received by the holders of Impax Common Stock (other than Cancelled Shares) pursuant to this Agreement is fair from a financial point of view to such holders of Impax Common Stock, and a complete copy of such written opinion will be made available to Amneal, solely for informational purposes, as soon as practicable after the date of this Agreement.

Section 3.25 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Amneal contained in this Agreement and the Ancillary Agreements, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation (other than Section 203 of the DGCL) is applicable to Impax, the shares of Impax Common Stock or the Transactions. The Impax Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement, the Ancillary Agreements, the Transactions or the Ancillary Transactions.

Section 3.26 No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which Impax is a party or by which it is otherwise bound.

Section 3.27 Requisite Stockholder Approval. The only vote of holders of any class or series of Impax Common Stock or other equity interest of Impax necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the Impax Common Stock outstanding and entitled to vote thereon (the “Impax Stockholder Approval”). No other vote of the holders of Impax Common Stock or any other equity interests of Impax is necessary to consummate the Transactions.

Section 3.28 Holdco. Holdco has been formed solely for the purpose of engaging in the Transactions and the Ancillary Transactions contemplated hereby and, prior to the Closing, Holdco will not have engaged in any other business activities other than incidental to the Transactions and the Ancillary Transactions contemplated hereby and will have incurred no liabilities or obligations other than in relation to the Transactions and the Ancillary Transactions contemplated by this Agreement.

Section 3.29 Exclusivity of Representations; No Limitation of Other Representations. The representations and warranties made by Impax in this Article III are the exclusive representations and warranties made by Impax and its Subsidiaries. Impax hereby acknowledges that neither Impax nor any of its Subsidiaries, nor any of their respective equityholders or Representatives, nor any other person, has made or is making any other express or implied representation or warranty with respect to Impax and its Subsidiaries or any of their respective businesses, operations, assets or liabilities, including with respect to any information provided or made available to Amneal or any of its Representatives, including in certain “data rooms,” management presentations or other information provided or made available to Amneal or its Representatives in anticipation or contemplation of any of the Transactions contemplated hereby. Furthermore, in connection with the due diligence investigation of Impax, its Subsidiaries and their business and operations by and on behalf of Amneal and its Representatives, such persons have received and may continue to receive certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Impax, its Subsidiaries and their business and operations. Amneal hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Amneal is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that no representation or warranty is being made with respect thereto. Nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by Impax in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF AMNEAL

Except as set forth in the disclosure letter delivered by Amneal to Impax prior to the execution of this Agreement (the “Amneal Disclosure Letter”), Amneal represents and warrants to Impax as follows:

Section 4.01 Organization, Standing and Corporate Power. Each of Amneal and the Amneal Material Subsidiaries is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted. Each other Subsidiary of Amneal is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite limited liability company or other entity power and authority to carry on its business as now being conducted, except to the extent that any failure to be so organized, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Amneal and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Amneal has, prior to the date hereof, made available to Impax a true and complete copy of the certificate of formation of Amneal, the Amneal LLC Operating Agreement and the charter and bylaws (or comparable organizational documents) of the Amneal Material Subsidiaries, in each case as amended to the date of this Agreement. There has been no breach by Amneal of the Amneal LLC Operating Agreement or the Amended and Restated Limited Liability Company Agreement for Amneal Pharmaceuticals LLC, dated as of July 1, 2011. Since May 1, 2015, no provision of the Amneal LLC Operating Agreement has been amended, modified or waived.

Section 4.02 Subsidiaries. Section 4.02 of the Amneal Disclosure Letter lists all the Subsidiaries of Amneal and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except for Permitted Liens, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Amneal free and clear of any Liens other than Permitted Liens and Liens pursuant to existing financing arrangements. Except for the capital stock or other equity or voting interests of its Subsidiaries, Amneal does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 4.03 Capital Structure.

(a) Section 4.03(a) of the Amneal Disclosure Letter sets forth, as of the date of this Agreement, each of the Existing Amneal Members and lists the Amneal LLC Interests owned by each such Existing Amneal Member. Except the Amneal LLC Interests owned by the Existing Amneal Members, as of the date of this Agreement, there are no issued or outstanding limited liability company interests or other equity interests in Amneal.

(b) There are no outstanding stock appreciation rights, rights to receive Amneal LLC Interests on a deferred basis or other rights that are linked to the value of Amneal LLC Interests granted under the Amneal Plans. All outstanding Amneal LLC Interests are, and all Amneal LLC Interests which may be issued pursuant to the Amneal Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in Section 4.03(a), there are no bonds, debentures, notes or other indebtedness of Amneal having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Existing Amneal Members may vote. Except as set forth above in Section 4.03(a), (i) there are not issued, reserved for issuance or outstanding (A) any securities of Amneal or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Amneal or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Amneal or any of its Subsidiaries, or any obligation of Amneal or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Amneal or any of its Subsidiaries and (ii) there are not any outstanding obligations of Amneal or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Amneal nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 4.04 Authority; Noncontravention.

(a) Amneal has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions and the Ancillary Transactions. The execution, delivery and performance by Amneal of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the Ancillary Transactions, have been duly and validly authorized by all necessary limited liability company action on the part of Amneal, and no other limited liability company proceedings on the part of Amneal are necessary to authorize the execution and delivery by Amneal of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the Ancillary Transactions. This Agreement has been duly executed and delivered by Amneal and, assuming due authorization, execution and delivery hereof by Impax, is a legal, valid and binding obligation of Amneal, enforceable against Amneal in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). The Amneal Board has unanimously adopted resolutions approving this Agreement, the Ancillary Agreements to which Amneal is a party and the Transactions and the Ancillary Transactions, and authorizing and approving the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Amneal is a party in accordance with their terms and the consummation of the Transactions and the Ancillary Transactions.

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Amneal is a party, and the consummation of the Transactions and the Ancillary Transactions, do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Amneal or any of its Subsidiaries under, (i) the certificate of formation of Amneal, the Amneal LLC Operating Agreement or the charter and bylaws (or comparable organizational documents) of the Amneal Material Subsidiaries, (ii) any Contract to which Amneal or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 4.06, any Law applicable to Amneal or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.05 Valid Issuance of Amneal Units.

(a) The Amneal Units, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration set forth in this Agreement will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens created by the Restated Amneal LLC Operating Agreement or applicable securities Laws) or any preemptive rights.

(b) Amneal has not offered any Amneal Units for sale to, or solicited any offers to buy from, or otherwise approached or negotiated in respect of any such offer to sell or buy with, any persons other than Holdco. Amneal has not taken any action that will, in and of itself, cause the issuance, sale and delivery of the Amneal Units to constitute a violation of the Securities Act or any applicable state securities Laws.

Section 4.06 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Amneal or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Amneal is a party by Amneal and the Existing Amneal Members or the consummation by Amneal and the Existing Amneal Members of the Transactions and the Ancillary Transactions, except (a) the premerger notification and report form under the HSR Act, (b) the governmental approvals, consents and authorizations that are applicable to Amneal and its Subsidiaries as set forth on Section 4.06(b) of the Amneal Disclosure Letter, pursuant to applicable Laws, for consummation of the Transactions and the Ancillary Transactions, (c) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (d) the filing of all material applications, consents, approvals, authorizations and notices, as required by any Healthcare Regulatory Authority, each of which is set forth on Section 4.06(d) of the Amneal Disclosure Letter and (e) such other consents, approvals, orders, authorizations, registrations, declarations and filings where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.07 Amneal Financial Statements; No Undisclosed Liabilities.

(a) The audited consolidated balance sheets of APHC, as at December 31, 2016, December 31, 2015 and December 31, 2014, and the related audited consolidated income and cash flow statements of Amneal for the fiscal years then ended, and the unaudited consolidated balance sheet and the related unaudited income and cash flow statements of APHC, each as at and for the six (6) month period ending June 30, 2017 (collectively, the “Amneal Financial Statements”), were prepared in accordance with GAAP consistently applied throughout the periods and the dates involved, except as otherwise noted therein. Prior to the date of this Agreement, true, complete and correct copies of the Amneal Financial Statements, and the accompanying independent auditors’ reports, as applicable, have been made available to Impax. As of the dates of such financial statements, the

Amneal Financial Statements fairly present in all material respects the financial position, the results of operations and cash flow of Amneal and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(b) Neither Amneal nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of Amneal and its Subsidiaries (including the notes thereto), except for any such liabilities or obligations (i) accrued, disclosed, reflected or reserved against in the most recent Amneal Financial Statements (including any related notes), (ii) incurred in the ordinary course of business since the date of the latest balance sheet included in the most recent Amneal Financial Statements, (iii) incurred in connection with this Agreement, the Ancillary Agreements to which Amneal is a party, the Transactions and the Ancillary Transactions or (iv) that have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.08 Information Supplied. The information supplied in writing by Amneal expressly for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act, and (b) in the case of the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to the stockholders of Impax and at the time of any meeting of Impax’s stockholders to be held in connection with the Transactions, including the Impax Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Amneal make no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by Impax for inclusion therein.

Section 4.09 Absence of Certain Changes or Events. Since January 1, 2017 until the date of this Agreement, except as expressly required by this Agreement or any Ancillary Agreement, (a) Amneal and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses and (b) there has not been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.10 Litigation. There is no Litigation Proceeding or internal investigation pending or, to the Knowledge of Amneal, threatened, and Amneal has no Knowledge of any external investigation pending or threatened with respect to Amneal or its Subsidiaries, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to Amneal or any of its Subsidiaries, except in each case for any Litigation Proceedings, investigations, judgments, decrees, injunctions, rules, orders or claims that have not been and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.11 Contracts.

(a) Section 4.11(a) of the Amneal Disclosure Letter sets forth a true and complete list as of the date of this Agreement, and Amneal has, prior to the date of this Agreement, made available to Impax true and complete copies (including all material amendments, modifications, extensions, renewals or guaranties) of the following, other than any Amneal Plans (all such Contracts set forth on Section 4.11(a) of the Amneal Disclosure Letter, or which are required to be so disclosed, “Amneal Material Contracts”):

(i) all Contracts of Amneal or any of its Subsidiaries involving payments by or to Amneal or any of its Subsidiaries of more than $2,500,000 on an annual basis;

(ii) all Contracts with third party manufacturers and suppliers for the manufacture and supply of products providing for minimum order quantities, minimum purchase requirements or exclusive supply, manufacturing or purchase requirements with a total annual payment or financial commitment exceeding $2,500,000;

(iii) all Contracts having a remaining term of three (3) years or more as of the date hereof wherein Amneal or any of its Subsidiaries is obligated to manufacture or supply products to any third party with a total annual payment or financial commitment exceeding $2,500,000;

(iv) all Contracts to which Amneal or any of its Subsidiaries is a party, or by which Amneal, any of its Subsidiaries is bound, that contain any covenant materially limiting or prohibiting the right of Amneal or any of its Subsidiaries (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) non-compete or non-solicitation Contracts with non-executive employees of Amneal or any of its Subsidiaries or (y) confidentiality agreements including non-solicitation, “no raid” or no-hire provisions;

(v) all Contracts of Amneal or any of its Subsidiaries with any Affiliate of Amneal (other than any of its Subsidiaries) (A) whereby Amneal or any of its Subsidiaries agrees to indemnify such Affiliate; or (B) in which the amount involved exceeds $500,000 on an annual basis, except for Contracts in respect of employment or consulting services entered into in the ordinary course of business;

(vi) all Contracts of Amneal or any of its Subsidiaries granting or obtaining any license to Intellectual Property involving payments of more than $1,000,000 in any calendar year;

(vii) all Contracts of Amneal or any of its Subsidiaries involving payments to a single vendor by or to Amneal or any of its Subsidiaries of more than $2,500,000 on an annual basis that require consent of or notice to a third party in the event of or with respect to the Transactions or the Ancillary Transactions, including in order to avoid a breach or termination of, or loss of benefit under, any such Contract;

(viii) all joint venture, partnership or other similar agreements involving co-investment with a third party to which Amneal or any of its Subsidiaries is a party;

(ix) all Contracts with any Governmental Authority or any Healthcare Regulatory Authority under which Amneal provides products or services involving aggregate consideration in excess of $2,500,000;

(x) settlement agreements with, or agreements entered into in connection with settlement agreements with, Governmental Authorities or any Healthcare Regulatory Authority that have existing or contingent material performance obligations;

(xi) all Contracts pursuant to which any Indebtedness of Amneal or any of its Subsidiaries is outstanding or may be incurred (except for Contracts relating to Indebtedness (A) the aggregate principal amount of which does not exceed $5,000,000 or (B) solely among Amneal and/or its Subsidiaries);

(xii) all Contracts of Amneal or any of its Subsidiaries which grant to any third party any exclusive rights, right of first refusal, right of first offer or similar right or ownership interest, in each case, with respect to any material Intellectual Property, drug master files, dossiers, regulatory filings or approvals with any Healthcare Regulatory Authority or other material assets, rights or properties of Amneal or any of its Subsidiaries;

(xiii) all Contracts relating to the voting or registration of any securities or providing Amneal or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any assets or securities;

(xiv) all Contracts of Amneal or any of its Subsidiaries that relate to an acquisition, divestiture, merger or similar transaction that contain material representations, covenants, indemnities or other obligations (including material payment, indemnification or other contingent obligations) or any “earn-out” obligations of Amneal or any of its Subsidiaries, that are in effect (other than any indemnification provisions which relate to representations and warranties in respect of organization, power and authority, due authorization, capitalization, non-contravention, Taxes, brokers fees or other similar representations and warranties which are contained in the applicable acquisition agreement);

(xv) all Contracts of Amneal or any of its Subsidiaries relating to the settlement of any Litigation Proceeding that provide for any continuing material obligations on the part of Amneal or any of its Subsidiaries;

(xvi) all Contracts obligating Amneal or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any person or sell any material product or service exclusively to any person;

(xvii) all Contracts relating to a material research and development collaboration or any joint development, in each case, for any products currently marketed by Amneal or any of its Subsidiaries;

(xviii) all Contracts that are collective bargaining agreements and all Contracts with any trade union, works council or other employee representative or other labor organization;

(xix) all Contracts of Amneal or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of Amneal or any of its Subsidiaries or otherwise, prohibit, limit or restrict the pledging of capital stock of Amneal or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by Amneal or any of its Subsidiaries; and

(xx) Contracts that obligate Amneal or any of its Subsidiaries to make any capital contribution or other investment (including pursuant to any joint venture) in a person in excess of $1,000,000 on an annual basis.

For purposes of this Section 4.11(a), amounts calculated on an “annual basis” or similar terms reflect annualized expenses or payments based on payments made during the period from (A)(1) January 1, 2016 through December 31, 2016 or (2) January 1, 2017 through June 30, 2017 and (B) accruals for the applicable calendar year.

(b) (i) none of Amneal or any of its Subsidiaries (A) is, or has received written notice that any other party to any Amneal Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Amneal Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Amneal Material Contract and (iii) each such Amneal Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Amneal or its Subsidiary, and, to the Knowledge of Amneal, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clauses (i), (ii) or (iii) above that have not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. No party to any of the Contracts set forth on Section 4.11(a) of the Amneal Disclosure Letter has provided written notice exercising any termination rights with respect thereto.

Section 4.12 Compliance with Laws.

(a) Amneal and each of its Subsidiaries are and have been since January 1, 2014 in compliance with all Laws applicable to them, their properties or other assets or their business or operations, except for such violations or noncompliance that have not been and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Amneal and its Subsidiaries have in effect all material permits, licenses, certificates of need, registrations, accreditations, Government Program provider agreements, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Amneal Permits”) necessary to carry on their businesses as currently conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Amneal Permit, except for such violation, defaults, terminations, amendments or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have an Amneal Material Adverse Effect. There is no event which has occurred that would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Amneal Permit that is material to Amneal and its Subsidiaries, taken as a whole. Assuming all notices or consents listed on Section 4.06(b) of the Amneal Disclosure Letter are made or obtained, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions do not and will not conflict with or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any properties or other assets of Amneal or any of its Subsidiaries under, any such Amneal Permit, except for any such conflicts, violations, breaches or defaults which has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. This Section 4.12 does not apply to Tax matters which are the subject of Section 4.15.

(b) Since January 1, 2012, (i) neither Amneal nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any violation or noncompliance (or reflects that Amneal or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Amneal Permit and (ii) neither Amneal nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged noncompliance with, or violation of, any applicable Law, except in each case in clauses (i) and (ii) above to the extent any such violation, noncompliance, fine, assessment, order, suspension, revocation, limitation or restriction has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(c) Since January 1, 2012, Amneal and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or payments has not had and would not reasonably be expected to have individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.13 FDA Regulatory Matters.

(a) Amneal and each of its Subsidiaries is and has been since January 1, 2014, in compliance in all material respects with (i) all Healthcare Laws and (ii) all Healthcare Regulatory Authorizations, including all requirements of the FDA, DEA, and all other Healthcare Regulatory Authorities, that are applicable to Amneal or its Subsidiaries, as applicable. As of the date hereof, neither Amneal nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Amneal or any of its Subsidiaries, is subject to, or has received written, or, to Amneal’s Knowledge, oral notice or other communication of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action alleging that any operation or activity of Amneal or its Subsidiaries is in violation of any Healthcare Laws or otherwise related to the business of Amneal or its Subsidiaries by or before any Healthcare Regulatory Authority, including any action (i) to suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the approval of, the uses of, or the labeling or promotion of, or otherwise alleging, in each case, any material violation of Law with respect to, any product or product candidate manufactured, distributed or marketed by or on behalf of Amneal or its Subsidiaries.

(b) Amneal and each of its Subsidiaries, as applicable, has held, or has held contractual rights to, all material Healthcare Regulatory Authorizations required for the marketing and approval of all products marketed by or on behalf of Amneal or any of its Subsidiaries, and all such Healthcare Regulatory Authorizations are in full force and effect. As of the date hereof, neither Amneal nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Amneal or any of its Subsidiaries, as applicable, has received written or, to Amneal’s Knowledge, oral notice or other communication of any material inaccuracy or material insufficiency of, or of any termination, suspension, rejection or denial of, any filing or application for any material Healthcare Regulatory Authorization that was not corrected or otherwise addressed in a subsequent filing. To Amneal’s Knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any material Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any material Healthcare Regulatory Authorization (or any filing or application therefor).

(c) All material reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority, including all registrations and reports required to be filed with clinicaltrials.gov; clinical investigator financial disclosure obligations; registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207; reporting requirements under the Physician Payments Sunshine Act (42 U.S.C. 1320a-7h, et seq.), and all similar state transparency requirements; drug price reporting; and adverse event reports, by Amneal or any of its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) The development, manufacture, labeling and storage, as applicable, of any drugs or products by Amneal and each of its Subsidiaries has been since January 1, 2014, and is being conducted, in compliance in all material respects with all applicable Laws of the FDA, U.S. Customs, DEA and other Healthcare Regulatory Authorities, including the FDA’s current Good Laboratory Practices, Good Manufacturing Practices and Good Clinical Practices.

(e) Since January 1, 2014, neither Amneal nor any of its Subsidiaries has (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, or (ii) received any notices, information request letters, correspondence, orders or other communication from any Healthcare Regulatory Authority issuing, requiring or causing any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any product or product candidate manufactured, distributed or marketed by or on behalf of Amneal or any of its Subsidiaries and to Amneal’s Knowledge no Healthcare Regulatory Authority and neither Amneal nor any of its Subsidiaries is considering such action. Since January 1, 2014 until the date hereof, neither Amneal nor any of its Subsidiaries has received any written or, to Amneal’s Knowledge, oral notices, information request letters, correspondence, orders or other communications from any Healthcare Regulatory Authority regarding new safety information, postmarketing clinical trials or studies or risk evaluation and mitigation strategies asserting that labeling changes, postmarketing trials, studies, or other action will be required in order to ensure the safety of any products or product candidates.

(f) All studies, tests and clinical and pre-clinical trials conducted by or, the Knowledge of Amneal, on behalf of Amneal or any of its Subsidiaries, or in which Amneal or any of its Subsidiaries or their products or product candidates have participated were and, if still pending, have been and are being conducted in material compliance with all applicable Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices. Neither Amneal nor any of its Subsidiaries has received any written or, to Amneal’s Knowledge, oral notices, correspondence or other communication from any Healthcare Regulatory Authority requiring the termination or suspension of any ongoing or planned clinical trials conducted by, or, to Amneal’s Knowledge, on behalf of, Amneal or any of its Subsidiaries or the business currently conducted by any of them, or in which Amneal or any of its Subsidiaries or their products or product candidates have participated.

(g) Since January 1, 2014, neither Amneal nor any of its Subsidiaries has received any FDA Form 483, notice of adverse finding, warning letters, letters of admonition, untitled letters or other written or, to Amneal’s Knowledge, oral correspondence from any Healthcare Regulatory Authority alleging or asserting material noncompliance with any Laws applicable to, or a lack of safety regarding, Amneal’s or any of its Subsidiaries’ manufacturing practices any product or product candidate manufactured, distributed or marketed by or on behalf of Amneal or any of its Subsidiaries. Neither Amneal nor any of its Subsidiaries is subject to any material order of, obligation or commitment to, or settlement with, any Healthcare Regulatory Authority. To Amneal’s Knowledge, no event has occurred which would reasonably be expect to lead to any material claim, suit, proceeding, hearing, enforcement, audit, investigation, inspection by any Healthcare Regulatory Authority or any FDA warning letter, untitled letter, or request or requirement to make changes to the products or procedures of Amneal or its Subsidiaries that, if not complied with, would reasonably be expected to have an Amneal Material Adverse Effect.

(h) Neither Amneal nor any of its Subsidiaries, nor any of their respective officers, directors, employees, nor, to Amneal’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Amneal or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii) is a party to, or bound by, any order, individual integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, corporate integrity agreement or other similar form agreement with any Governmental Authority resulting from a failure, or alleged failure, to comply with any applicable Laws of the FDA, U.S. Customs, DEA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Neither Amneal nor any of its Subsidiaries or their products or product candidates are the subject of any pending or, to Amneal’s Knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither Amneal nor any of its Subsidiaries, nor to Amneal’s Knowledge, any of their respective officers, directors, employees, nor, to Amneal’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Amneal or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded or suspended from participation in any federal health care program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 4.14 Amneal Benefit Plans.

(a) Section 4.14(a) of the Amneal Disclosure Letter sets forth a true and complete list of all material “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including with respect to bonus, employment, consulting or other compensation, collective bargaining, company stock, incentive and other equity or equity-based compensation, deferred compensation, retirement, pension, change in control, termination or severance, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship, in each case, (i) that are sponsored or maintained by Amneal or any of its Subsidiaries, (ii) to which Amneal or any of its Subsidiaries contributes or is obligated to contribute to, or in respect of which any potential liability is borne by Amneal or any of its Subsidiaries, (iii) under which current or former employees of Amneal or any of its Subsidiaries (the “Amneal Employees”) or directors or former directors thereof are eligible to participate or receive benefits or (iv) to which Amneal or any of its Subsidiaries is a party (collectively, the “Amneal Plans”).

(b) True and complete copies of the following documents, with respect to each of the Amneal Plans have, prior to the date of this Agreement, been delivered to Impax by Amneal, to the extent applicable: (i) the plan document (or a written summary if the Amneal Plan is not reduced to writing), any material amendments thereto and related trust documents, insurance contracts or other funding arrangements, in each case, as currently in effect; (ii) the most recent Form 5500 and all schedules attached thereto filed with respect to such Amneal Plan, and the most recent actuarial report and financial statements, if any, prepared with respect to such Amneal Plan; and (iii) all material communications received from any Governmental Authority relating to Amneal Plans in the last three (3) years.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, the Amneal Plans have been maintained in accordance with their terms and with all provisions of ERISA, the Code and other applicable Law, and neither Amneal (or any of its Subsidiaries) nor, to the Knowledge of Amneal, any “party in interest” or “disqualified person” with respect to the Amneal Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. Neither Amneal nor any of its Subsidiaries has any material liability for breach of fiduciary duty or any other failure to act or comply with applicable Law in connection with the administration or investment of the assets of any Amneal Plan.

(d) Each of the Amneal Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter as to its qualified status under the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code. To the Knowledge of Amneal, nothing has occurred since the date of any such letter that would reasonably be expected to adversely affect the qualified status of any such Amneal Plan or the Tax exemption of any trust related thereto.

(e) None of Amneal, its Subsidiaries or, except as would not reasonably be expected to result in material liability to Amneal, any trade or business (whether or not incorporated) that is treated as a single employer with any of them under Sections 414(b), (c), (m) or (o) of the Code (a “Amneal ERISA Affiliate”) (or that was so treated at any time during the six (6) years immediately prior to the date of this Agreement) has ever had (or, in the case of any former Amneal ERISA Affiliate during the last six (6) years, had at the time it was an Amneal ERISA Affiliate) any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any Multiemployer Plan.

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Amneal Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Amneal Plans, the assets of any of the trusts under the Amneal Plans or the sponsor or administrator of any of the Amneal Plans, or, to the Knowledge of Amneal, against any fiduciary of the Amneal Plans with respect to the operation of any of the Amneal Plans (other than routine benefit claims), nor does Amneal have any Knowledge of any threatened action, claim or lawsuit, other than such actions, claims or lawsuits that have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(h) None of the Amneal Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under applicable Law, including COBRA, and which are provided at the sole expense of the participant or the participant’s beneficiary.

(i) Except as otherwise specifically contemplated by the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Amneal Employee, (ii) increase any benefits otherwise payable under any Amneal Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Amneal Plan, (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under an Amneal Plan, (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of Amneal or any of its Subsidiaries or (vi) result in any breach or violation of or default under or limit Holdco’s, Amneal’s or Impax’s right to amend, modify or terminate any Amneal Plan.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, each Amneal Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and Amneal and its Subsidiaries have, since January 1, 2014, complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither Amneal nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Amneal Employee for any Tax incurred by such Amneal Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(k) Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to Amneal, (i) each Amneal Plan which is maintained primarily for the benefit of employees working outside of the United States (each, a “Non-U.S. Amneal Plan”) has been established, administered, operated, funded, invested and maintained in compliance with the applicable Laws relating to such plans in the jurisdictions in which such Amneal Plan is present or operates and, to the extent relevant, the United States, (ii) all required contributions and premiums to be made under each Non-U.S. Amneal Plan have been made with respect thereto (whether pursuant to the terms of such Non-U.S. Amneal Plan or by applicable Law) and (iii) as of the date of this Agreement, there is no pending or, to the knowledge of Amneal, threatened litigation relating to any Non-U.S. Amneal Plan.

Section 4.15 Taxes.

(a) Amneal and each of its Subsidiaries have timely filed with the appropriate taxing authorities, or has caused to be timely filed on their behalf (taking into account any valid extension of time within which to file), all income, franchise and other Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects. All Taxes (regardless of having been shown as due on any Tax Return) have been timely paid in full, or an adequate reserve has been established therefor in the financial statements of Amneal and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements.

(b) Neither Amneal nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other Contract, obligation, understanding or agreement to pay the Taxes of another person or to pay the Taxes with respect to transactions relating to any other person (other than Amneal and its Subsidiaries) other than commercial agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes.

(c) None of the Subsidiaries of Amneal has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code for any years open under the relevant statute of limitations.

(d) None of the Subsidiaries of Amneal (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a wholly owned Subsidiary of Amneal) or (ii) has any liability for the Taxes of any person (other than Amneal or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e) To the Knowledge of Amneal, no audits, investigations or other administrative or court proceedings, that could have, individually or in the aggregate, an Amneal Material Adverse Effect, are pending with any taxing authority or court with respect to any material Taxes of Amneal or any of its Subsidiaries, and no written notice thereof has been received by Amneal or any of its Subsidiaries. Neither Amneal nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, local or foreign income, franchise or other material Taxes.

(f) No written claim that could give rise to material Taxes has been made within the previous three (3) years by a taxing authority in a jurisdiction where Amneal or any of its Subsidiaries does not file Tax Returns that Amneal or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(g) No Liens for Taxes exist with respect to any properties or other assets of Amneal or any of its Subsidiaries, except for statutory Liens for current Taxes not yet delinquent.

(h) All material Taxes required to be withheld by Amneal or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper taxing authority, and have been or will be reported pursuant to applicable Tax information reporting Laws.

(i) Neither Amneal nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(j) There is no power of attorney given by or binding upon Amneal or any of its Subsidiaries with respect to Taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date of this Agreement.

(k) Neither Amneal nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither Amneal nor any of its Subsidiaries is aware of any fact, or has taken or agreed to take any action that would reasonably be expected to prevent or impede (i) the Impax Merger and the LLC Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Contribution from qualifying as an exchange to which Section 721(a) of the Code applies.

Section 4.16 Intellectual Property.

(a) Amneal, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Intellectual Property held for use or used in the business of Amneal or its Subsidiaries as presently conducted (“Amneal Intellectual Property”) except for any failures to own or possess as have not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse

Effect and except with respect to any Intellectual Property which is the subject of a Paragraph IV Proceeding; provided, that the representation and warranty in this Section 4.16(a) shall not be construed to be a representation or warranty with respect to non-infringement.

(b) Section 4.16(b) of the Amneal Disclosure Letter identifies as of the date hereof: (i) each item of Amneal Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority and in which Amneal or any of its Subsidiaries has or purports to have an exclusive license or an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) (“Registered Amneal Intellectual Property”); (ii) the jurisdiction in which such item of Registered Amneal Intellectual Property has been registered or filed and the applicable registration or application serial number; and (iii) any other person that, to the Knowledge of Amneal, has an ownership interest in such item of Registered Amneal Intellectual Property and the nature of such ownership interest.

(c) As of the date of this Agreement, the title in each item of Registered Amneal Intellectual Property in which Amneal or any of its Subsidiaries has an ownership interest is properly recorded in the name of Amneal and/or its Subsidiaries. Each named inventor on each item of Registered Amneal Intellectual Property constituting a patent or a patent application has duly executed a valid assignment of all applicable right, title and interest in and to such patent or patent application to Amneal or one of its Subsidiaries (in each case where such assignment is required by applicable law to perfect Amneal or its Subsidiaries rights in such patent or patent application). All such assignments have been duly recorded with the United States Patent and Trademark Office and all relevant foreign patent offices.

(d) Within the past three (3) years of the date hereof, neither Amneal nor any of its Subsidiaries has received any written notice of any claim against any of them challenging the ownership, validity or enforceability of any of the Registered Amneal Intellectual Property, other than any notice from the applicable examiner of any pending application therefor, received in the ordinary course of prosecution.

(e) With respect to each item of Registered Amneal Intellectual Property owned by Amneal or any of its Subsidiaries: (i) to Amneal’s Knowledge, all such Registered Amneal Intellectual Property is valid and enforceable; (ii) all such Registered Amneal Intellectual Property is subsisting (or, in the case of applications, applied for), which shall include being currently in compliance with applicable Laws as to the payment of all necessary registration, maintenance, annuities, renewal, filing, examination, and other related fees and proofs of working or use, and, in the case of trademarks, the post-registration filing of affidavits of use and incontestability and renewal applications; and (iii) all necessary documents, recordations and certificates in connection with such Registered Amneal Intellectual Property previously or currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in all jurisdictions where such fees are previously or currently due, for the purposes of prosecuting and maintaining and perfecting such Registered Amneal Intellectual Property except, in each case, to the extent that failure to do so can be cured or otherwise would not result in permanent abandonment (i.e., without the possibility of revival or reinstatement).

(f) Certain Intellectual Property Proceedings.

(i) To the Knowledge of Amneal, no claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against Amneal or any of its Subsidiaries (A) related to the use in the conduct of the businesses of Amneal and its Subsidiaries of the Amneal Intellectual Property or (B) alleging that the conduct of the business of Amneal and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party but excluding any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice.

(ii) To the Knowledge of Amneal, the conduct of the businesses of Amneal and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party but excluding any (A) infringement of any Intellectual Property under 35 U.S.C. § 271(e)(2) caused by or in connection with the filing of any abbreviated new drug application for a product filed with the FDA pursuant to §505(j) of the FFDCA or by the filing of any new drug application for a product filed with the FDA pursuant to §505(b)(2) of the FFDCA and (B) any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice. The representations set forth in this Section 4.16(f)(ii) are the only representations given by Amneal and its Subsidiaries with respect to non-infringement of Intellectual Property.

(iii) Section 4.16(f)(iii) of the Amneal Disclosure Letter identifies as of the date hereof all (A) pending Paragraph IV Proceedings to which Amneal or any of its Subsidiaries is a party, (B) Paragraph IV Certification Notices dated within the three (3) year period ending on the date hereof made by or on behalf of the Amneal or any of its Subsidiaries and (C) pending petitions for Inter Partes Review under 35 U.S.C. § 311, et, seq., in which Amneal or any of its Subsidiaries is identified as a real party in interest.

(iv) To the Knowledge of Amneal, no third party is infringing, misappropriating or otherwise violating any Amneal Intellectual Property.

(v) No unresolved claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by Amneal or any of its Subsidiaries against any third party with respect to the infringement or the alleged infringement of any Amneal Intellectual Property.

(g) Neither Amneal nor any of its Subsidiaries is bound by, and none of the material Intellectual Property purported to be owned or to its Knowledge which is exclusively licensed by Amneal or any of its Subsidiaries, is subject to, any Contract containing any covenant or other provision that materially limits or restricts the ability of Amneal or any of its Subsidiaries to use, exploit, assert, enforce, transfer or license any rights in any such Intellectual Property anywhere in the world (excluding in the case of any Intellectual Property exclusively licensed to Amneal or any of its Subsidiaries, such license).

(h) Upon the termination of any Contract wherein Amneal and/or any of its Subsidiaries has agreed to manufacture or supply a product or active pharmaceutical ingredient for a third party, Amneal and/or its Subsidiaries shall retain and continue to have the right to use all Intellectual Property, data, bioavailability studies, drug master files, dossiers and regulatory approvals granted by any Healthcare Regulatory Authority which are required or necessary to manufacture said product or active pharmaceutical ingredient either for itself or another person without restriction or obligation to the third party of such terminated Contract.

(i) The consummation of the Transactions will not result in the loss or impairment of Amneal’s or its Subsidiaries’ rights to own or use any of the Amneal Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Amneal Intellectual Property, except as have not had and would not reasonably be expected to have, individually or in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Amneal and its Subsidiaries, taken as a whole.

(j) Neither Amneal nor any of its Subsidiaries has entered into any Contract which, upon the consummation of the Transactions will, to the Knowledge of Amneal, result in the loss or impairment of Holdco’s or any of its Subsidiaries’ ability (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case of (A)-(C), with respect to any products or services currently marketed by Impax or any of its Subsidiaries as of the date of this Agreement.

(k) Amneal and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets.

(l) During the three (3) years prior to the date of this Agreement, (i) to the Knowledge of Amneal, there have been no material security breaches in Amneal’s or its Subsidiaries’ information technology systems wherein any third party has gained unauthorized access to any of Amneal’s or of any of its Subsidiaries’ confidential and/or proprietary information and (ii) there have been no disruptions in any of Amneal’s or its Subsidiaries’ information technology systems that materially adversely affected Amneal’s or its Subsidiaries’ business or operations. Amneal and its Subsidiaries have evaluated their security, disaster recovery and backup needs and have implemented plans and systems designed to reasonably address their assessment of risk.

(m) Amneal and each of its Subsidiaries is and has been during the past three (3) years in compliance with its applicable privacy policies and obligations to third parties relating to any processing of personal information except for any failure in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. To Amneal’s Knowledge, there has not been any audit, investigation or other Litigation Proceeding initiated by any Governmental Authority, regarding the processing of personal information by Amneal or any of its Subsidiaries.

Section 4.17 Real Property.

(a) Section 4.17(a)(i) of the Amneal Disclosure Letter contains a complete and accurate list by property, city, state and country of all interests in real property currently owned in fee by Amneal and any of its Subsidiaries (the “Amneal Owned Real Property”). Section 4.17(a)(ii) of the Amneal Disclosure Letter contains (i) a complete and accurate list, by property, city, state and country, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by Amneal or any of its Subsidiaries (the “Amneal Leased Real Property”; and, together with the Amneal Owned Real Property, collectively, the “Amneal Real Property”) and (ii) a description of each Amneal Lease and all amendments, modifications and supplements thereto.

(b) The Amneal Owned Real Property, together with the Amneal Leased Real Property, is sufficient in all material respects for the operation of the business currently conducted by Amneal and its Subsidiaries in the ordinary course of business, and Amneal and each of its Subsidiaries, as applicable, enjoys peaceful and undisturbed possession of the Amneal Owned Real Property and the Amneal Leased Real Property sufficient for current business and operational use requirements.

(c) Amneal and/or its Subsidiaries, as applicable, has good and valid fee simple title to all Amneal Owned Real Property, free and clear of any Liens other than Permitted Liens. Amneal has made available to Amneal accurate and complete copies of all title insurance policies, title reports and surveys for the Amneal Real Property in possession or control of Amneal or any of its Subsidiaries. To the Knowledge of Amneal, all buildings, plants, structures and other improvements that form a part of the Amneal Real Property lie wholly within the boundaries of the land owned or leased by Amneal or its Subsidiaries, as applicable, and do not materially encroach upon the property of, or otherwise materially conflict with the property rights of, any other person.

(d) None of the Amneal Owned Real Property is subject to any lease, license, or sublease or any material use or occupancy agreement entered into outside of the ordinary course of business pursuant to which Amneal or any of its Subsidiaries has granted any third party or third parties the right to use or occupancy of such Amneal Owned Real Property (other than Permitted Liens or to Amneal or any of its Subsidiaries).

(e) To Amneal’s Knowledge, (i) all improvements on the Amneal Real Property are structurally sound and in working order sufficient for their normal operation in the manner currently being operated, normal wear and tear excepted and (ii) the utilities servicing the Amneal Real Property are adequate for the operation of each facility as it is currently being operated.

(f) The Amneal Owned Real Property, and the current use and occupancy thereof, is in material compliance with (i) all applicable building, zoning, subdivision, health and safety and other Laws pertaining to the ownership, construction, use or occupancy of real property, including the Americans with Disabilities Act of 1990, as amended, (ii) all easements, covenants, conditions, restrictions or similar provision in any instrument of record or other unrecorded agreement affecting such property and (iii) any requirements of any Governmental Authority in connection with (A) such Governmental Authority’s consents and/or (B) any entitlements or benefits extended by such Governmental Authority, in both cases, in relation to the use and development of the real property and operation of the facilities thereon. To Amneal’s Knowledge, each lease that requires registration with any Governmental Authority has been duly registered.

(g) To Amneal’s Knowledge, no eminent domain, condemnation or other similar proceeding is pending or threatened affecting any of the Amneal Owned Real Property, Amneal Leased Real Property or any part thereof.

(h) There are no outstanding options, rights of first offer or rights of first refusal to purchase any Amneal Owned Real Property or any portion thereof or interest therein.

(i) Each contract, agreement or arrangement (including any option to purchase contained therein) pursuant to which Amneal or any of its Subsidiaries leases, licenses or subleases any Amneal Leased Real Property (each, an “Amneal Lease” and, collectively, the “Amneal Leases”) is a written agreement in full force and effect, and is valid, binding and enforceable, subject to proper authorization and execution of each Amneal Lease by the other parties thereto and except to the extent that enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ right generally and by general equity principles. Amneal has made available to Amneal (in each case, together with all material amendments, assignments, modifications, supplements, waiver or other changes thereto) true and complete copies of all Amneal Leases and, in the case of any oral Amneal Lease, a written summary of the material terms of such Amneal Lease, to which Amneal or any of its Subsidiaries is a party. None of Amneal or any of its Subsidiaries subleases (as sublessor), licenses (as licensor) or grants the use or occupancy of, to any other person (other than business invitees in the ordinary course of business), any portion of the Amneal Leased Real Property. Except for Permitted Liens, none of Amneal or any of its Subsidiaries has collaterally assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Amneal Lease.

(j) There exists no default or event of default on the part of Amneal or any of its Subsidiaries under any Amneal Leases or, to Amneal’s Knowledge, any other party thereto, in each case that has not been cured and to Amneal’s Knowledge, no condition exists that with notice or lapse of time would constitute a default by Amneal or any of its Subsidiaries or, any other party thereunder, in each case that has not been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. None of Amneal or any of its Subsidiaries has received written notice of any default or event of default under any Amneal Lease, other than any default or event of default that has been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(k) The current use and operation of the Amneal Leased Real Property in the ordinary course of business of Amneal and its Subsidiaries does not violate any Law in any material respect.

(l) None of Amneal or any of its Subsidiaries is a party to any contract, agreement or arrangement relating to the future acquisition or development of any Amneal Real Property by any third party or the acquisition of any other real property by Amneal or any of its Subsidiaries.

Section 4.18 Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Amneal, threatened by any person against, Amneal, any of its Subsidiaries or, to the Knowledge of Amneal, any person whose liability Amneal or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law with respect to any matters relating to or arising out of any Environmental Law, (b) Amneal and its Subsidiaries have at all times been and are presently in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable

Environmental Laws for its operations as conducted at such time, (c) Amneal and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of Amneal, there are no facts, circumstances or conditions relating to, arising from, associated with or attributable to either (i) any real property currently or formerly owned, operated or leased by Amneal or its Subsidiaries or operations thereon, (ii) Amneal or its Subsidiaries current or former conduct of its business or operations, including any Releases of Hazardous Materials or arrangement for disposal or Release at any location, or (iii) any person whose liability Amneal or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law that would, in any such case, reasonably be expected to result in Environmental Liabilities and (d) with respect to any real property currently owned or leased by Amneal or its Subsidiaries, or, to the Knowledge of Amneal, formerly owned or leased by Amneal or its Subsidiaries, there have been no Releases by Amneal or any of its Subsidiaries, or to the Knowledge of Amneal, by any other person, of Hazardous Materials that have resulted or are reasonably likely to result in a claim against Amneal or its Subsidiaries.

Section 4.19 Labor Matters. No labor strike, work slowdown, work stoppage, lockout or other concerted labor action or dispute involving the employees of Amneal or any of its Subsidiaries is pending, or to the Knowledge of Amneal, threatened against or affecting Amneal or any of its Subsidiaries and, since January 1, 2014, there has not been any such action. Neither Amneal nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or any work rules or practices agreed to with any labor organization applicable to employees of Amneal or any of its Subsidiaries (each such agreement, an “Amneal Labor Agreement”), and no collective bargaining or similar agreement is currently being negotiated by Amneal or any of its Subsidiaries. The execution and delivery of this Agreement and the consummation of the Transactions, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Authority) to any payments under any of the Amneal Labor Agreements, and each of Amneal and its Subsidiaries are in compliance in all material respect with their obligations pursuant to all notification and bargaining obligations arising under any Amneal Labor Agreements. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, each of Amneal and its Subsidiaries is, and has been since January 1, 2014, in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, health and safety and wages and hours. Neither Amneal, nor any of its Subsidiaries, has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

Section 4.20 Insurance. Section 4.20(a) of the Amneal Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which Amneal or any Subsidiary is currently a party (the “Amneal Policies”). All Amneal Policies are in full force and effect, and all premiums that are due and payable with respect thereto covering all periods up to and including the Closing Date have been paid, except as have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Since January 1, 2012, no notice of cancellation or termination has been received with respect to any Amneal Policies, except for such cancellations or terminations which have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Since January 1, 2012, each of Amneal and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Contract to which it is a party and as are customary for companies in the United States conducting the businesses conducted by Amneal and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Section 4.20(b) of the Amneal Disclosure Letter sets forth the premium paid by Amneal and its Subsidiaries for directors and officers liability insurance for its last full policy year.

Section 4.21 Prohibited Persons.

(a) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions is a Prohibited Person.

(b) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions (i) has conducted or will conduct any business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including making or receiving any contribution of funds, goods or services to or for the benefit of a Prohibited Person; (ii) has dealt or will deal in, or has otherwise engaged or will engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) has engaged or will engage in or has conspired or will conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the requirements or prohibitions set forth in the Executive Order or the USA PATRIOT Act.

(c) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents has in the three (3) years prior to the date of this Agreement, in connection with the business of Amneal or any of its Subsidiaries, taken any action in violation of the FCPA or any other Anti-Corruption Laws.

(d) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents is, or in the three (3) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Amneal or any of its Subsidiaries in any way relating to any applicable Anti-Corruption Laws, including the FCPA.

Section 4.22 Transactions with Related Parties. Except with respect to the Amneal Plans, since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Amneal or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act were Amneal to be subject to the same public reporting requirements that Impax is subject to.

Section 4.23 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Amneal in accordance with Amneal’s agreements with such firms (true and complete copies of which have heretofore been made available to Impax), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Amneal or its Subsidiaries.

Section 4.24 Requisite Amneal Written Consent. Amneal has received the irrevocable written consent of APHC (A) approving this Agreement and the Transactions, (B) approving the execution, delivery and performance of this Agreement by Amneal and the consummation of the Transactions (including the amendment of the Amneal LLC Operating Agreement to be restated in the form of Restated Amneal LLC Operating Agreement), and (C) waiving any pre-emptive or other similar rights that it has under the Amneal LLC Operating Agreement or any other agreement in connection with the Transactions.

Section 4.25 Financing.

(a) Amneal has delivered to Impax a true, correct and complete copy of (i) an executed commitment letter (including all exhibits and schedules thereto, the “Debt Commitment Letter”) pursuant to which the Debt Financing Sources party thereto have agreed (on the terms and subject to the conditions thereof), to lend the amounts set forth therein (the “Debt Financing Commitments”) and (ii) the fee letter(s) referenced in the Debt Commitment Letter (the “Fee Letter”). As of the date of this Agreement, there are no agreements, side letters or arrangements (other than the Debt Commitment Letter and the Fee Letter) to which Amneal is a party relating to any of the Debt Financing Commitments.

(b) Except as expressly set forth in the Debt Commitment Letter and the Fee Letter, as of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, there are no conditions precedent to the funding of the full amount of the Debt Financing. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 and the funding of the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letter, the aggregate proceeds contemplated by the Debt Commitment Letter, together with other financial resources of Amneal will be sufficient for (i) the repayment in full of all amounts outstanding under the Existing Credit Facilities of Impax and its Subsidiaries pursuant to their terms, (ii) to the extent necessary, for the repurchase of the Impax Convertible Notes at par plus accrued but unpaid interest thereon and (iii) the satisfaction of Amneal’s obligations to pay any fees and expenses of or payable by Amneal in connection with this Agreement, the Transactions and the Ancillary Transactions (the “Required Amount”). As of the date of this Agreement, the Debt Commitment Letter and the Fee Letter are in full force and effect, and constitute the valid and binding obligation of Amneal and, to the Knowledge of Amneal, each of the other parties thereto (subject in each case to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law). As of the date of this Agreement, Amneal is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter or the Fee Letter. As of the date of this Agreement, assuming the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02 and the accuracy of the representations and warranties of Impax set forth in this Agreement in all material respects, (i) no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Amneal under the terms of the Debt Commitment Letter or (ii) would reasonably be expected to result in any of the conditions within its control in the Debt Commitment Letter not being satisfied in a timely manner. Amneal has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter or Fee Letter on or before the date of this Agreement. The Debt Commitment Letter has not been modified or amended as of the date of this Agreement, and as of the date of this Agreement none of the respective commitments under the Debt Commitment Letter have been reduced, withdrawn or rescinded by Amneal or, to Amneal’s Knowledge, the Debt Financing Sources party thereto. Notwithstanding anything to the contrary set forth in this Section 4.25(b), to the extent that the representations and warranties contained in this Section 4.25(b), are not true or correct in any respect, but all other conditions set forth in Section 7.01 and Section 7.02(a) are then satisfied and Amneal is otherwise is ready, willing and able to consummate the Transactions, then the representations and warranties set forth in this Section 4.25(b) shall be deemed to be true and correct in all respects in order to deem the condition set forth in Section 7.02(a) satisfied, so long as the Closing occurs.

(c) The obligations of Amneal under this Agreement are not subject to any conditions regarding Amneal’s, its Affiliates’ or any other person’s ability to obtain financing for the consummation of the Transactions contemplated hereby.

Section 4.26 Exclusivity of Representations; No Limitation of Other Representations. The representations and warranties made by Amneal in this Article IV are the exclusive representations and warranties made by Amneal and its Subsidiaries. Amneal hereby acknowledges that neither Amneal nor any of its Subsidiaries, nor any of their respective equityholders or Representatives, nor any other person, has made or is making any other express or implied representation or warranty with respect to Amneal and its Subsidiaries or any of their respective businesses, operations, assets or liabilities, including with respect to any information provided or made available to Impax or any of its Subsidiaries or Representatives, including in certain “data rooms,” management presentations or other information provided or made available to Impax or its Subsidiaries or Representatives in anticipation or contemplation of any of the Transactions contemplated hereby. Furthermore, in connection with the due diligence investigation of Amneal, its Subsidiaries and their business and operations by and on behalf of Impax and its Subsidiaries and Representatives, such persons have received and may continue to receive certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Amneal, its Subsidiaries and their business and operations. Impax hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Impax is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that no representation or warranty is being made with respect thereto. Nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by Amneal in this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business.

(a) Conduct of Business by Impax. During the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, Impax shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business and use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Closing. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, except as provided on Section 5.01(a) of the Impax Disclosure Letter and except as expressly contemplated by this Agreement (including the Impax Pre-Closing Actions) or required by applicable Law or the requirements of any applicable securities exchanges, Impax shall not, and shall not permit any of its Subsidiaries to, without Amneal’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except for any dispositions of shares of capital stock in connection with any net-cash exercise of any Impax Option or to satisfy withholding Tax obligations in respect of any Impax Option or Impax Restricted Share, and any forfeitures or repurchases of unvested Impax Restricted Shares or other shares of capital stock as may have been issued pursuant to or granted as awards under the Impax Stock Plans: (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Impax to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) except as otherwise permitted under Section 5.01(a)(xi), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (other than the issuance of shares of Impax Common Stock upon the exercise of Impax Options outstanding on the date of this Agreement or granted in accordance with the terms of this Agreement, in each case in accordance with their terms on the date of this Agreement);

(iii) other than as contemplated by this Agreement in furtherance of the Transactions, amend the Impax Charter (including by merger, consolidation or otherwise) or the Impax Bylaws or the comparable charter or organizational documents of any of its Subsidiaries or adopt a shareholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of its capital stock;

(iv) except for (A) inventory and supplies purchased in the ordinary course of business and (B) capital expenditures that are permitted to be made pursuant to clause (vi) below: (1) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (2) directly or indirectly acquire material assets (as distinguished from services) in an individual transaction, in the case of either (1) or (2), for an aggregate purchase price in excess of $25,000,000 (not including contingent or milestone consideration payable upon the occurrence of future events);

(v) except in the ordinary course of business, sell, lease, license, mortgage, sell and leaseback, abandon or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material assets to a third party for a purchase price in an individual transaction in excess of $10,000,000 per calendar year;

(vi) except for any capital expenditures as may be incurred (A) with the proceeds (or in reasonable expectation of the proceeds) of any applicable insurance policy of Impax or any of its Subsidiaries or (B) in connection with the making of repairs, replacements of assets or for other similar purposes necessary to allow for the continued operation of the business of Impax and/or any of its Subsidiaries in the ordinary course of business: fund any capital expenditure in any calendar year which, when added to all other capital expenditures made by Impax and its Subsidiaries in such calendar year, would exceed by more than $8,000,000 the aggregate amount budgeted for capital expenditures in such calendar year (as set forth on Section 5.01(a)(vi) of the Impax Disclosure Letter);

(vii) except for (A) any loans, advances, capital contributions or investments that are required to be made by Impax or any of its Subsidiaries pursuant to the terms of any Contract to which Impax or any of its Subsidiaries is a party as of the date of this Agreement, (B) borrowings under Impax’s existing revolving credit facilities set forth on Section 5.01(a)(vii)(B) of the Impax Disclosure Letter in the ordinary course of business or to the extent required by any Contract to which Impax or any of its Subsidiaries is a party as of the date of this Agreement, (C) borrowings in connection with acquisitions permitted pursuant to clause (iv) above, and (D) any arrangements solely among Impax and/or its Subsidiaries: (1) repurchase, prepay or refinance any Indebtedness in an amount greater than $3,500,000 in the aggregate per calendar year, except as required by the terms of such Indebtedness; (2) incur any Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Impax or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case in an amount greater than $3,500,000 per calendar year; (3) make any loans, advances or capital contributions to, or investments in, any other person; or (4) enter into, amend or otherwise modify, renew or terminate any Contract in respect of any of the foregoing;

(viii) commence or re-commence the manufacture, marketing, promotion, sale, offer for sale or other commercialization, shipment, import, export or distribution (“Commercialization”) of any product that is the subject of any Litigation Proceeding involving an allegation that such product or the making, use, sale or offer for sale of such product infringes any third-party patent, until the earlier of (A) the dismissal of such Litigation Proceeding in connection with the settlement thereof, provided that such Commercialization of such product is permitted by the terms of such settlement, and provided that such settlement has been entered into in compliance with this Section 5.01(a), or (B) the entering of a favorable, final court judgment from which no appeal has been or can be taken (other than a petition to the Supreme Court for a writ of certiorari) of the invalidity, unenforceability, or non-infringement of all asserted claims of such patent or of the failure to timely bring suit with respect to all such allegations of infringement (in each case, excluding patents relating to such product with respect to which a third party plaintiff failed to bring suit in such Litigation Proceeding);

(ix) settle or compromise any Litigation Proceeding, audit, or investigation against Impax or any of its Subsidiaries, other than settlements or compromises of any Litigation Proceeding, audit, or investigation (1) in the ordinary course of business (which, for the avoidance of doubt, includes any such settlements relating to patent litigation) or (2) where the amount paid in settlement or compromise does not exceed $250,000 individually (for any employment-related matters) or $2,000,000 individually (for any matters unrelated to employment) and does not require the imposition of equitable relief on, or the admission of wrongdoing by, Impax;

(x) except in the ordinary course of business, enter into, terminate or affirmatively determine not to renew, or modify, waive or release any material provision, rights or claims under any Impax Material Contract or Impax Lease;

(xi) other than for purchases of goods or services which are entered into in the ordinary course of business on arms-length terms, enter into, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any Contract with any Affiliate of Impax (other than any of its wholly owned Subsidiaries);

(xii) (A) make, grant or promise any bonus (including long-term cash incentive awards) or any wage, salary, or other compensation or benefits increase to any employee, officer or director or individual consultant, or make, grant or promise any other change in employment terms for any employee, officer or director (including increases to compensation and benefits in connection with promotions permitted under the terms of this Agreement), other than such grants or promises made in the ordinary course of business, which, in the aggregate, result in an increase of no greater than four percent (4%) of the aggregate compensation costs of Impax and its Subsidiaries as compared to 2017 budgeted compensation costs for such period (including, for the avoidance of doubt, bonus amounts in respect of Impax’s 2017 fiscal year irrespective of the year in which such bonuses are paid); (B) except in the ordinary course of business for employees or individual consultants whose base salary or, in the case of individual consultants, base compensation, is or will be after the following actions are taken, less than $200,000, enter into or amend any employment, change of control, retention, severance or similar agreement, or grant any severance or termination pay, modifications thereto or increases thereof; (C) except as may be required to implement the actions contemplated by this Agreement, accelerate the vesting or payment of any compensation or benefit under any Impax Plan; (D) hire or promote any individual consultant or employee except for hiring or promotion of any individual consultant or employee (i) in the ordinary course of business, (ii) whose annual base salary (or compensation, in case of consultant) is less than $200,000 or, if applicable, would be less than such amount upon their hiring or promotion, (iii) to fill any open position that is unfilled as of the date hereof or becomes unfilled following the date hereof as a result of an employee’s termination of employment or resignation or (iv) whose hiring or promotion was approved in writing by Amneal, which approval will not be unreasonably withheld, conditioned or delayed; (E) increase the funding obligation or contribution rate of any Impax Plan, other than in the ordinary course of business; (F) award or promise to award any equity or equity-based awards; or (G) establish, amend or terminate any Impax Plan, or materially change the level of health, dental and visions benefits as compared to health, dental and vision benefits provided on the date of this Agreement, except to the extent such changes (1) do not materially increase the total annualized cost of Impax Plans and (2) do not materially interfere with integration of the Impax Plans and Amneal Plans to occur after the Closing, in each case of (A) through (G), other than as required by applicable Law or pursuant to any Impax Plan as in effect on the date of this Agreement;

(xiii) modify in any material respect, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of Impax or any of its Subsidiaries;

(xiv) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xv) change its fiscal year, revalue any of its material assets or make any material changes in financial, actuarial, reserving, statutory or Tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xvi) make, change or rescind any material Tax election;

(xvii) settle or compromise any material audit, claim examination or other proceeding with respect to Taxes;

(xviii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, other than such agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes;

(xix) surrender any right to claim a material Tax refund;

(xx) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xxi) terminate, suspend, abrogate, amend or modify in any material respect any Impax Permits in a manner that would materially impair the operation of the business of Impax or any of its Subsidiaries; or

(xxii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Amneal. During the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, Amneal shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business and use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Closing. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, except as provided on Section 5.01(b) of the Amneal Disclosure Letter and except as expressly contemplated by this Agreement (including the Amneal Pre-Closing Actions) or required by applicable Law or the requirements of any applicable securities exchanges, Amneal shall not, and shall not permit any of its Subsidiaries to, without Impax’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any Amneal Equity Award or any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Amneal to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (including its capital stock that is subject to any Amneal Equity Award); or (C) purchase, redeem or otherwise acquire any Amneal Equity Awards or any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (including, for the avoidance of doubt, any Amneal Equity Awards or interests or rights that would be Amneal Equity Awards if outstanding as of the date of this Agreement);

(iii) amend the Amneal LLC Operating Agreement or enter into any agreement with respect to the voting of its membership interests, in each case other than in connection with the Transactions and the Ancillary Transactions;

(iv) except for (A) inventory and supplies purchased in the ordinary course of business and (B) capital expenditures that are permitted to be made pursuant to clause (v) below: (1) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (2) directly or indirectly acquire material assets (as distinguished from services) in an individual transaction, in the case of either (1) or (2), for an aggregate purchase price in excess of $25,000,000 (not including contingent or milestone consideration payable upon the occurrence of future events);

(v) except in the ordinary course of business, sell, lease, license, mortgage, sell and leaseback, abandon or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material assets to a third party for a purchase price in an individual transaction in excess of $25,000,000 per calendar year;

(vi) except for any capital expenditures as may be incurred (A) with the proceeds (or in reasonable expectation of the proceeds) of any applicable insurance policy of Amneal or any of its Subsidiaries or (B) in connection with the making of repairs, replacements of assets or for other similar purposes necessary to allow for the continued operation of the business of Amneal and/or any of its Subsidiaries in the ordinary course of business: fund any capital expenditure in any calendar year which, when added to all other capital expenditures made by Amneal and its Subsidiaries in such calendar year, would exceed by more than $20,000,000 the aggregate amount budgeted for capital expenditures in such calendar year (as set forth on Section 5.01(b)(vi) of the Amneal Disclosure Letter);

(vii) except for (A) any loans, advances, capital contributions or investments that are required to be made by Amneal or any of its Subsidiaries pursuant to the terms of any Contract to which Amneal or any of its Subsidiaries is a party as of the date of this Agreement, (B) borrowings under Amneal’s existing revolving credit facilities set forth on Section 5.01(b)(vii)(B) of the Amneal Disclosure Letter in the ordinary course of business or to the extent required by any Contract to which Amneal or any of its Subsidiaries is a party as of the date of this Agreement, (C) borrowings in connection with acquisitions permitted pursuant to clause (iv) above and (D) any arrangements solely among Amneal and/or its Subsidiaries: (1) repurchase, prepay or refinance any Indebtedness in an amount greater than $5,000,000 in the aggregate per calendar year, except as required by the terms of such Indebtedness; (2) incur any Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Amneal or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case in an amount greater than $5,000,000 per calendar year; (3) make any loans, advances or capital contributions to, or investments in, any other person or (4) enter into, amend or otherwise modify, renew or terminate any Contract in respect of any of the foregoing;

(viii) commence or re-commence the Commercialization of any product that is the subject of any Litigation Proceeding involving an allegation that such product or the making, use, sale or offer for sale of such product infringes any third-party patent, until the earlier of (A) the dismissal of such Litigation Proceeding in connection with the settlement thereof, provided that such Commercialization of such product is permitted by the terms of such settlement, and provided that such settlement has been entered into in compliance with this Section 5.01(b), or (B) the entering of a favorable, final court judgment from which no appeal has been or can be taken (other than a petition to the Supreme Court for a writ of certiorari) of the invalidity, unenforceability or non-infringement of all asserted claims of such patent or the failure to timely bring suit with respect to all such allegations of infringement (in each case, excluding patents relating to such product with respect to which a third party plaintiff failed to bring suit in such Litigation Proceeding);

(ix) settle or compromise any Litigation Proceeding, audit, or investigation against Amneal or any of its Subsidiaries, other than settlements or compromises of any Litigation Proceeding, audit, or investigation (1) in the ordinary course of business (which, for the avoidance of doubt, includes any such settlements relating to patent litigation) or (2) where the amount paid in settlement or compromise does not exceed $250,000 individually (for any employment-related matters) or $2,000,000 individually (for any matters unrelated to employment) and does not require the imposition of equitable relief on, or the admission of wrongdoing by, Amneal;

(x) except in the ordinary course of business, enter into, terminate or affirmatively determine not to renew, or modify, waive or release any material provision, rights or claims under any, Amneal Material Contract;

(xi) other than for purchases of goods or services which are entered into in the ordinary course of business on arms-length terms, enter into, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any Contract with any Affiliate of Amneal (other than any of its wholly-owned Subsidiaries);

(xii) (A) make, grant or promise any bonus (including long-term cash incentive awards) or any wage, salary, or other compensation or benefits increase to any employee, officer or director or individual consultant, or make, grant or promise any other change in employment terms for any employee, officer or director (including increases to compensation and benefits in connection with promotions permitted under the terms of this Agreement), other than such grants or promises made in the ordinary course of business (1) in connection with Amneal’s annual review process for service provider compensation and benefits or (2) which, in the aggregate, result in an increase of no greater than four percent (4%) of the aggregate compensation costs of Amneal and its Subsidiaries as compared to 2017 budgeted compensation costs for such period; (B) except in the ordinary course of business for employees or individual consultants whose base salary or, in the case of individual consultants, base compensation, is or will be after the following actions are taken, less than $200,000, enter into or amend any employment, change of control, retention, severance or similar agreement, or grant any severance or termination pay, modifications thereto or increases thereof; (C) except as may be required to implement the actions contemplated by this Agreement, accelerate the vesting or payment of any compensation or benefit under any Amneal Plan; (D) hire or promote any individual consultant or employee except for hiring or promotion of any individual consultant or employee (i) in the ordinary course of business, (ii) whose annual base salary (or compensation, in case of consultant) is less than $200,000 or, if applicable, would be less than such amount upon their hiring or promotion, (iii) to fill any open position that is unfilled as of the date hereof or becomes unfilled following the date hereof as a result of an employee’s termination of employment or resignation or (iv) whose hiring or promotion was approved in writing by Impax, which approval will not be unreasonably withheld, conditioned or delayed; (E) increase the funding obligation or contribution rate of any Amneal Plan, other than in the ordinary course of business; (F) award or promise to award any equity or equity-based awards; or (G) establish, amend or terminate any Amneal Plan, or materially change the level of health, dental and visions benefits as compared to health, dental and vision benefits provided on the date of this Agreement, other than changes that (1) arise in the ordinary course of business in connection with Amneal’s annual review process for service provider compensation and benefits or (2) (x) do not materially increase the total annualized cost of Amneal Plans and (y) do not materially interfere with integration of the Impax Plans and Amneal Plans to occur after the Closing, in each case of (A) through (G), other than as required by applicable Law or pursuant to any Amneal Plan as in effect on the date of this Agreement;

(xiii) modify in any material respect, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of Amneal or any of its Subsidiaries;

(xiv) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xv) change its fiscal year, revalue any of its material assets or make any material changes in financial, actuarial, reserving, statutory or Tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xvi) make, change or rescind any material Tax election;

(xvii) settle or compromise any material audit, claim, examination or other proceeding with respect to Taxes;

(xviii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, other than such agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes;

(xix) surrender any right to claim a material Tax refund;

(xx) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xxi) terminate, suspend, abrogate, amend or modify in any material respect any Amneal Permits in a manner that would materially impair the operation of the business of Amneal or any of its Subsidiaries; or

(xxii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(c) No Control. Nothing contained in this Agreement shall give Amneal, directly or indirectly, the right to control or direct Impax’s or its Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give Impax, directly or indirectly, the right to control or direct Amneal’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of Impax and Amneal shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02 Solicitation by Impax; Competing Proposals; Change of Recommendation.

(a) No Solicitation by Impax. Impax shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that are ongoing with respect to any Competing Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal. Except as permitted by this Section 5.02, until the earlier of the Impax Merger Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly facilitate or encourage the submission of any inquiry, proposal or offer regarding a Competing Proposal, (B) furnish any information regarding Impax or any of its Subsidiaries to any person in connection with, for the purpose of encouraging or facilitating, or in response to, a Competing Proposal, (C) participate in any discussions or negotiations with respect to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal or (D) execute or enter into, or agree to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of this Agreement) (a “Competing Proposal Agreement”). Promptly, and in any event no later than one Business Day following the date of this Agreement, Impax shall, and shall cause its Subsidiaries and its and their respective Representatives to, request the prompt return or destruction of all confidential information previously furnished in connection with a potential Competing Proposal to any person with whom Impax or any of its Representatives has had discussions or negotiations with respect to a Competing Proposal in the last twelve (12) months and shall terminate all physical and electronic dataroom access previously granted to any such person or its Representatives.

(b) Provision of Information and Notice of a Competing Proposal. Notwithstanding anything to the contrary contained in this Section 5.02, if at any time prior to (but not after) Impax obtaining the Impax Stockholder Approval, (i) Impax has received a bona fide written Competing Proposal that has not resulted from a material breach of this Section 5.02, (ii) the Impax Board determines in good faith, after consultation with its outside financial advisor and outside counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (iii) the Impax Board determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Impax under applicable Law, then Impax may, subject to compliance with this Section 5.02, (A) furnish information with respect to Impax and any Subsidiaries of Impax to the person making such Competing Proposal and its Representatives and (B) participate in discussions or negotiations with the person making such Impax Competing Proposal and its Representatives regarding such Competing Proposal; provided, however, that Impax (1) will not, and will not permit or authorize its Subsidiaries or any Representative of Impax or its Subsidiaries to, disclose any information to such person without first entering into an Acceptable Confidentiality Agreement with such person and (2) will as promptly as practicable (and in any event within 24 hours thereafter) provide or make available to Amneal any material information concerning Impax or any Subsidiary of Impax provided or made available to such other person (or its Representatives) that was not previously provided or made available to Amneal. Subject to the undertakings of the Confidentiality Agreement, Impax will promptly (and in any event, within 24 hours) notify Amneal in the event Impax, any Subsidiary of Impax or any of its Representatives receives (x) notice by any person that such person intends to make a Competing Proposal, (y) any inquiry or request for information or for discussions or negotiations from which it is apparent that such inquiry or request is being made in contemplation of or in preparation for a Competing Proposal or (z) a Competing Proposal, and

shall (I) indicate, in connection with such notice, the identity of the person making such inquiry or Competing Proposal, requesting such information or seeking to initiate such discussions or negotiations, together with a summary of the material terms and conditions of such Competing Proposal (including, if applicable, copies of any written inquiry, notice, request or Competing Proposal) or the nature of the request for information, as applicable, and (II) thereafter keep Amneal reasonably informed, on a reasonably current basis, of the status and terms of any such discussions or negotiations. Impax shall not, and shall cause its Subsidiaries not to, enter into any agreement with any person that prohibits Impax from providing to Amneal any of the information required to be provided to Amneal under this Section 5.02(b) within the time periods contemplated hereby. Notwithstanding anything to the contrary in this Section 5.02, the Impax Board may correspond in writing with any person making a Competing Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, provided that such written correspondence is delivered concurrently to Amneal. Impax shall not terminate, waive, amend or modify any provision of, grant permission under, any “standstill,” confidentiality or non-disclosure agreement to which Impax is a party, and Impax shall enforce the provisions of each such agreement; provided, that Impax shall be permitted to fail to enforce any provision of any “standstill,” confidentiality or non-disclosure agreement if the Impax Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Impax’s stockholders under applicable Law; provided, however, that Impax promptly advises Amneal that it is taking such action and the identity of the party or parties with respect to which it is taking such action.

(c) Board Recommendation. Except as set forth in Section 5.02(d) and Section 5.02(f), neither the Impax Board nor any committee thereof shall (i) authorize, approve, recommend or declare advisable, or publicly propose to authorize, approve, recommend or declare advisable, any Competing Proposal, (ii) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Impax Board Recommendation or any other approval, recommendation or declaration of advisability by the Impax Board or any such committee of this Agreement or any of the Transactions, (iii) fail to include the Impax Board Recommendation in the Proxy Statement/Prospectus, (iv) adopt, approve or recommend or otherwise declare advisable a Competing Proposal, (v) submit any Competing Proposal or any matter related thereto to the vote of the stockholders of Impax or (vi) announce its intention, authorize, commit, resolve or agree to take any of the foregoing actions (each action set forth in clauses (i) through (v) of this Section 5.02(c), a “Change of Recommendation”).

(d) Entry Into a Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to (but not after) obtaining the Impax Stockholder Approval and subject to compliance with Section 8.02(a)(iii) and this Section 5.02(d), the Impax Board may: (i) make a Change of Recommendation in connection with a Superior Proposal or (ii) cause Impax to enter into a Competing Proposal Agreement with respect to a Superior Proposal and terminate this Agreement pursuant to Section 8.01(d)(ii), if (A) there has been no material breach of this Section 5.02, (B) a bona fide, written Competing Proposal is made to Impax and/or its stockholders by a third person, (C) the Impax Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, and after complying with Section 5.02(e), that such Competing Proposal constitutes a Superior Proposal and (D) the Impax Board determines in good faith after consultation with Impax’s outside legal counsel that the failure to take any of the actions referred to in either of clause (i) or (ii) above would violate the fiduciary duties owed by the Impax Board to the stockholders of Impax under applicable Law.

(e) Matching Rights With Respect to Superior Proposal. Neither Impax nor the Impax Board shall take any of the actions described in Section 5.02(d)(i) or Section 5.02(d)(ii) unless Impax provides Amneal ninety six (96) hours’ prior written notice of its intention to take such action (a “Notice of Superior Proposal Action”), which notice shall include the identity of the person making such Superior Proposal and the material terms and conditions of such Superior Proposal and, if applicable, shall attach the proposed Competing Proposal Agreement providing for such Superior Proposal (it being agreed that, in each case, neither the delivery of such notice by Impax nor any public announcement thereof that the Impax Board determines in good faith, after consultation with outside counsel, is required to be made under applicable Law shall constitute a Change of Recommendation), (y) to the extent requested by Amneal, Impax negotiates in good faith with Amneal with respect to any changes to the terms of this Agreement proposed by Amneal for at least ninety six (96) hours following delivery by Impax of such Notice of Superior Proposal Action (it being understood and agreed that any amendment to any material term of any Competing Proposal will be deemed a new Competing Proposal for purposes of this Section 5.02(e), including with respect to the notice period referenced in this Section 5.02(e), except that the ninety six (96)-hour period shall be reduced to seventy two (72) hours for such purposes) and (z) taking into account any binding changes to the terms of this Agreement definitively and irrevocably agreed to by Amneal in writing, the Impax Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes definitively and irrevocably agreed to by Amneal in writing were to be given effect. For the avoidance of doubt, the preceding sentences of this Section 5.02(e) shall apply to each Competing Proposal that triggers a Notice of Superior Proposal Action.

(f) Intervening Event Unrelated to Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to (but not after) the time the Impax Stockholder Approval is obtained, solely in respect of an Intervening Event, the Impax Board may make a Change of Recommendation other than in connection with a Competing Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in connection with a Competing Proposal may only be made pursuant to and in accordance with Section 5.02(d)) only if (i) Impax has provided Amneal ninety six (96) hours prior written notice of the occurrence of an Intervening Event and its intention to consider making a Change of Recommendation (a “Notice of Change of Recommendation”), which notice shall include a description of such Intervening Event in reasonable detail (it being agreed that neither the delivery of such Notice of Change of Recommendation by Impax nor any public announcement thereof that the board of directors of Impax determines in good faith, after consultation with outside counsel, is required to be made under applicable Law shall constitute a Change of Recommendation), (ii) Impax has negotiated in good faith with Amneal with respect to any changes to the terms of this Agreement proposed by Amneal for at least ninety six (96) hours following delivery by Impax of such Notice of Change of Recommendation and (iii) taking into account any binding changes to the terms of this Agreement definitively and irrevocably agreed to by Amneal in writing, the Impax Board determines in good faith after consultation with outside legal counsel that the failure to effect a Change of Recommendation would be inconsistent with the fiduciary duties of the members of the Impax Board under applicable Law. Notwithstanding any such Change of Recommendation made pursuant to this Section 5.02(f), unless this Agreement is otherwise terminated in accordance with its terms, consistent with Section 146 of the DGCL, Impax shall submit this Agreement to the stockholders of Impax for their consideration at the Impax Stockholder Meeting.

(g) No Effect on Duty to Disclose. Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit Impax or the Impax Board from (i) complying with its disclosure obligations under applicable United States federal or state Law with respect to a Competing Proposal, including taking and disclosing to the stockholders of Impax a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders) or (ii) making any disclosure to the stockholders of Impax if the Impax Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of Impax under applicable Law; provided, however, that this Section 5.02(g) shall not be deemed to permit the Impax Board to make a Change of Recommendation except to the extent permitted by Section 5.02(d) or Section 5.02(f) (for the avoidance of doubt, it being agreed that the issuance by Impax or the Impax Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to stockholders) shall not constitute a Change of Recommendation).

(h) Breach. Impax agrees that any breach or violation of, or non-compliance with, this Section 5.02 by any Representative of Impax or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Impax or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Impax.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, Amneal and Impax shall jointly prepare, and shall cause Holdco to file with the SEC the Registration Statement, which will include the Proxy Statement/Prospectus constituting a part thereof, and each of Amneal and Impax shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Registration Statement. Each of Amneal and Impax will use their respective reasonable best efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement and the Proxy Statement/Prospectus, (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective for so long as necessary to complete the Transactions.

(b) No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Amneal or Impax, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Impax will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (but in no event earlier than the record date set by Impax for the Impax Stockholder Meeting).

(c) Amneal or Impax, as applicable, will promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus, and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the other on any oral comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC. Impax will advise Amneal, promptly after Holdco receives notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Class A Common Stock issuable in connection with the Impax Merger for offering or sale in any jurisdiction, and Amneal and Impax will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) Impax and Amneal will also use their respective reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Transactions. If at any time prior to the Impax Merger Effective Time any information relating to Amneal or Impax, or any of their respective Affiliates, officers or directors, is discovered by Amneal or Impax which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and each of Amneal and Impax shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Impax Stockholders.

Section 6.02 Impax Stockholder Meeting. Impax shall take all action necessary under applicable Law to call, give notice of and hold a meeting of its stockholders (the “Impax Stockholder Meeting”) for purposes of adopting this Agreement and thereby approving the Transactions, including the Impax Merger, which shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Impax shall not, without the consent of Amneal (which shall not be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Impax Stockholder Meeting; provided, that Impax may, without the consent of (but after consultation with) Amneal, adjourn or postpone the Impax Stockholder Meeting (i) if, as of the time for which the Impax Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Impax Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Impax Stockholder Meeting, (ii) if the failure to adjourn or postpone the Impax Stockholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement/Prospectus or (iii) to solicit additional proxies if Impax reasonably determines that it is advisable or necessary to do so in order to obtain the Impax Stockholder Approval. Except to the extent that the Impax Board shall have effected a Change of Recommendation, Impax shall include in the Proxy Statement/Prospectus the Impax Board Recommendation. Promptly following the execution and delivery of this Agreement, Impax shall (i) cause Holdco, in its capacity as sole stockholder of Merger Sub, to approve the Impax Merger and (ii) approve, in its capacity as the sole stockholder of Holdco, the Contribution, in each case in accordance with applicable requirements of the DGCL and Impax shall deliver evidence of such approvals to Amneal promptly following the date of this Agreement.

Section 6.03 Access to Information; Confidentiality. Each of Impax and Amneal shall afford to the other and its Representatives reasonable access during normal business hours during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated to all of its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records and, during such period, and each of Impax and Amneal shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed by such party during such period and not publicly available pursuant to the requirements of federal or state securities Laws and (b) consistent with its legal obligations, all other information concerning the party and its Subsidiaries’ business, properties and personnel as the other party or any of its Representatives may reasonably request; provided, however, that such party may restrict the foregoing access to the extent that any applicable Law or any Contract to which it is a party, requires it to restrict access to any properties or information or in order to maintain attorney-client or other privilege; provided, further, that in any such case, the parties shall cooperate to seek to provide for access in a manner that does not violate any such Law or Contract or attorney-client or other privilege. Except for disclosures expressly permitted by the terms of the Confidential Disclosure Agreement, dated April 12, 2017, between APHC and Impax (as it may be amended from time to time, the “Confidentiality Agreement”), each of Impax and Amneal shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with and otherwise subject to the Confidentiality Agreement. No investigation pursuant to this Section 6.03 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of Impax or Amneal contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 6.04 Regulatory Approvals; Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, subject to the express provisions of this Agreement (including the provisions of Section 5.02), including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an adverse action or proceeding by, any Governmental Authority (including in connection with the HSR Act and any other applicable Competition Laws), (iii) the obtaining of all necessary consents, approvals or waivers from third parties and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In furtherance of the foregoing, the party subject to the applicable requirement of a Governmental Authority or party to the applicable agreement requiring a consent or waiver shall be primarily responsible for communications with the applicable Governmental Authority or other third party and the other party hereto shall reasonably cooperate in such efforts. In connection with and without limiting the first sentence of this Section 6.04(a), each of Impax and the Impax Board, Holdco and the Holdco Board, and Amneal and the Amneal Board shall (A) take no action to cause any state takeover statute or similar statute or regulation to become applicable to this Agreement or the Transactions and (B) if any state takeover statute or similar statute is or becomes applicable to this Agreement or the Transactions, take all action reasonably necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transactions.

(b) In connection with and without limiting the foregoing, each party hereto shall make or cause to be made any appropriate filings, if necessary or advisable, pursuant to the HSR Act or other applicable Competition Laws with respect to the Transactions as promptly as practicable (and in any event no later than ten (10) Business Days after the date of this Agreement with respect to filings under the HSR Act, unless otherwise mutually agreed between the parties). Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority and to any requests for additional information at the earliest practicable date, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Such information can be shared on an outside counsel basis or subject to other restrictions to the extent deemed necessary or advisable by counsel for the disclosing party. To the extent practicable and as permitted by a Governmental Authority, each party hereto shall permit Representatives of the other party to participate in material substantive meetings (whether by telephone or in person) with such Governmental Authority. Each party shall use its reasonable best efforts and closely collaborate on the timing, strategy and approach to (x) obtain any consents, approvals, authorizations or orders required to be obtained by Amneal or Impax or any of their respective Subsidiaries under the HSR Act or other applicable Competition Laws, (y) avoid the entry of any judgment in any claim asserted in court by any Governmental Authority under any Competition Laws that would restrain, prevent or delay the Closing or (z) contest or avoid any action, proceeding or litigation by any Governmental Authority under the HSR Act or other applicable Competition Laws.

(c) Notwithstanding anything to the contrary in Section 6.04(a) or Section 6.04(b), nothing contained in this Agreement shall be construed to require either party to agree to, or take any action if such efforts or action, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of Amneal, Impax or the combined company (immediately following the Closing) (each of such actions, a “Burdensome Condition”). None of the parties nor any of its respective Subsidiaries shall take any action that has the effect of, or agree with any Governmental Authority to, any Burdensome Condition without the prior written consent of the other parties hereto.

Section 6.05 Indemnification; Insurance.

(a) From and after the Closing, Impax and Amneal shall, jointly and severally, indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former directors and officers of Impax, Holdco and their respective Subsidiaries (the “Impax Indemnified Parties”) and the current and former members of the Amneal Board and officers of Amneal and its Subsidiaries (the “Amneal Indemnified Parties”), in each case to the fullest extent permitted by Law, including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL or the DLLCA adopted after the date of this Agreement that increase the extent to which a corporation or limited liability company may indemnify its officers and directors or any Impax Indemnified Party or Amneal Indemnified Party, from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement, the performance of Impax’s, Holdco’s and Amneal’s obligations under this Agreement and the consummation of the Transactions or arising out of or pertaining to the Transactions) whether asserted or claimed prior to, at or after the Closing.

(b) It is understood and agreed that all rights to indemnification, expense advancement and exculpation existing in favor of each present and former director, officer and employee of Impax, Holdco, Amneal or any of their respective Subsidiaries as provided in the Impax Charter, Impax Bylaws, the Amended and Restated Holdco Charter, the Amended and Restated Holdco Bylaws, Amneal LLC Operating Agreement or the charter or organizational documents of the Subsidiaries of Impax, Holdco or Amneal, in each case as in effect on the date of this Agreement, or under any other agreements in effect on the date of this Agreement (true, correct and complete copies of which have been delivered, as applicable, by Impax and Amneal to Amneal and Impax, respectively), will survive the Transactions and Impax, Holdco and Amneal will (i) continue in full force and effect for a period of at least six (6) years from the Closing Date (or, if any relevant claim is asserted or made within such six (6) year period, until final disposition of such claim) such rights to indemnification and expense advancement and (ii) perform, in a timely manner, Impax’s, Holdco’s or Amneal’s or their respective Subsidiaries’ obligations with respect thereto. Any claims for indemnification and expense advancement pursuant to such agreements and organizational documents as to which Impax, Holdco or Amneal has received written notice before the sixth (6th) anniversary of the Closing Date will survive, whether or not those claims will have been finally adjudicated or settled, and no action taken during such period may be deemed to diminish the obligations set forth in this Section 6.05(b).

(c) For at least six (6) years after the Closing, Impax shall maintain (and Holdco shall cause Impax to maintain) in effect Impax’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) covering the Impax Indemnified Parties currently covered by Impax’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been heretofore made available to Amneal), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that Impax may substitute therefor a tail policy or policies of Impax containing terms with respect to coverage and amount no less favorable to such Impax Indemnified Parties. The covenants contained in this Section 6.05(c) are intended to be for the benefit of, and shall be enforceable by, each of the Impax Indemnified Parties and their respective heirs and legal Representatives, and shall not be deemed exclusive of any other rights to which an Impax Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(d) For at least six (6) years after the Closing, Amneal shall maintain (and Holdco shall cause Amneal to maintain) in effect Amneal’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) covering the Amneal Indemnified Parties currently covered by Amneal’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been heretofore made available to Impax), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that Impax may substitute therefor a tail policy or policies of Amneal containing terms with respect to coverage and amount no less favorable to such Amneal Indemnified Parties. The covenants contained in this Section 6.05(d) are intended to be for the benefit of, and shall be enforceable by, each of the Amneal Indemnified Parties and their respective heirs and legal Representatives, and shall not be deemed exclusive of any other rights to which an Amneal Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

Section 6.06 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 6.07 Public Announcements. Prior to the Closing, Amneal and Impax shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any securities exchange or securities quotation system. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed. Notwithstanding the foregoing, Amneal and Impax may, without the prior consent of the other party, reasonably disseminate information with respect to the Transactions to the extent such information was previously included in a press release or other public statement made pursuant to this Section 6.07.

Section 6.08 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of Impax or Amneal, threatened in writing, against Impax or the members of the Impax Board prior to the Closing, each party shall promptly notify the other party of any such stockholder litigation brought, or, to the Knowledge of such party, threatened against Impax and/or members of the Impax Board and shall keep the other party reasonably informed with respect to the status thereof. Neither Impax nor any Subsidiary or Representative of Impax shall settle or agree to settle any such stockholder litigation or consent to the same unless Amneal shall have consented in writing (such consent not to be unreasonably withheld, conditional or delayed).

Section 6.09 Employee Matters.

(a) For purposes of eligibility, vesting and benefit accrual, level and entitlement, with respect to any benefit plan, program or arrangement (other than any defined benefit pension plan, retiree medical program or other retiree welfare benefit program), Impax and Amneal shall, and, from and after the Closing, Holdco shall cause Impax and Amneal to, recognize (or with respect to any insured arrangement, use commercially reasonable efforts to recognize) the service of individuals who are employed by Impax and its Subsidiaries, or Amneal and its Subsidiaries, immediately prior to the Closing and who remain employed thereafter by Impax, Amneal or any of their Subsidiaries (the “Affected Employees”) to the same extent as such service was taken into account under the corresponding Impax Plan or Amneal Plan for those purposes; provided, however, that such recognition shall not result in a duplication of benefits.

(b) With respect to any welfare plan in which Affected Employees are eligible to participate after the Closing, Holdco shall, and shall cause Impax and Amneal to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied (or not applicable) under the applicable welfare plans prior to the Closing and (ii) provide each such employee with credit for any co-payments, deductibles and out-of-pocket expenses paid prior to the Closing and in the applicable plan year in which the Closing occurs in satisfying any analogous co-payment deductible or out-of-pocket requirements.

(c) The parties acknowledge that the consummation of the Transactions shall, to the extent applicable, constitute a “change in control” or “change of control” (or a term of similar import) for purposes of each Impax Plan set forth on Section 6.09(c) of the Impax Disclosure Letter. Following the Closing, Holdco shall assume each Impax Plan set forth on Section 6.09(c) of the Impax Disclosure Letter.

(d) During the period beginning on the date hereof and ending on the Closing Date, Amneal and Impax shall cooperate in good faith to take any reasonable actions determined necessary and appropriate with respect to the Amneal Plans and the Impax Plans that are each intended to constitute a tax-qualified defined contribution plan under Section 401(k) of the Code (a “401(k) Plan”) (including, without limitation, termination of any such 401(k) Plan or merger of such 401(k) Plans on or prior to the Closing Date). To the extent that Amneal and Impax cannot in good faith agree on any such actions, whether to take any or all such actions shall be determined by a committee made up of those certain individuals that are expected to constitute the Compensation Committee of the Holdco Board on or prior to the Closing Date. For the avoidance of doubt, it is expected that such committee shall be comprised of two members appointed by Amneal and two members appointed by Impax.

(e) Nothing in this Section 6.09 shall be treated as an establishment of, amendment of, or undertaking to amend, any benefit plan or shall limit the right of Holdco and its Affiliates to amend, terminate or otherwise modify any Impax Plan or Amneal Plan following the Closing Date. The provisions of this Section 6.09 are solely for the benefit of the parties to this Agreement and nothing in this Section 6.09, express or implied, shall confer upon any Affected Employee or legal representative or beneficiary thereof or any other person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other person under an Impax Plan or Amneal Plan that such employee or beneficiary or other person would not otherwise have under the terms of that Impax Plan or Amneal Plan.

Section 6.10 Cooperation. Each party and its Subsidiaries will, and will cause each of its Representatives to, use its commercially reasonable efforts, subject to applicable Law, to cooperate with and assist the other party in connection with planning the post-Closing integration of the parties and their respective Subsidiaries and employees.

Section 6.11 Financing.

(a) (i) Subject to the other provisions of this Agreement, Amneal shall use reasonable best efforts (and shall use reasonable best efforts to cause its Affiliates and Subsidiaries) to take, or cause to be taken, all actions necessary or advisable to obtain, or cause to be obtained, the Debt Financing on the terms and conditions, described in the Debt Commitment Letter (including as such terms may be modified or adjusted in accordance with the terms of the “flex” provisions contained in the Fee Letter), including using reasonable best efforts to (A) maintain in effect the Debt Commitment Letter until the funding of the Debt Financing at or prior to Closing, (B) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent in all material respects with the terms and conditions contained in the Debt Commitment Letter (including any related “flex” provisions) or on other terms not less favorable, in the aggregate, to Amneal than the terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter but only to the extent that any such other terms would not reasonably be expected to adversely impact or delay in any material respect the ability of Amneal to consummate the Transactions and the Ancillary Transactions in accordance with this Agreement or obtain the Debt Financing (it being agreed that, notwithstanding the foregoing, Amneal may modify, supplement, amend or amend and restate the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (and make incidental or conforming amendments or modifications to reflect the addition of any such lenders, lead arrangers, bookrunners, syndication agents and similar entities), (C) satisfy (or obtain a waiver of) all conditions within its control to obtaining the Debt Financing and (D) upon satisfaction of all of the conditions in this Agreement to Amneal’s and Impax’s obligations to effect the Closing, and satisfaction of all of the conditions set forth in the Debt Commitment Letter, enforcing its rights against the other parties to the Debt Commitment Letter, if any, including to require such parties to provide the Debt Financing.

(ii) Amneal shall not, without the prior written consent of Impax, (A) permit any amendment or modification to, or any waiver of, any provision or remedy under, or replace (except as expressly set forth under Section 6.11(a)(iii)), the Debt Commitment Letter if such amendment, modification, waiver or replacement (1) would add any new (or expand any existing) condition to the Debt Financing Commitments, (2) reduces the aggregate amount of the Debt Financing contemplated by the Debt Commitment Letter, (3) would reasonably be expected to adversely impair the ability of Amneal to enforce its rights against other parties to the Debt Commitment Letter, or (4) would reasonably be expected to prevent or in any material respect impede or delay the consummation of the Debt Financing (the items described in the preceding clauses (A)(1) through (4) (and subject to exclusions set forth below), collectively, the “Restricted Debt Commitment Amendments”), or (B) terminate the Debt Commitment Letter unless such Debt Commitment Letter is replaced with another commitment letter or comparable financing commitment that would not reasonably be expected to result in a Restricted Debt Commitment Amendment; provided, that the existence or exercise of the “flex” provisions contained in the Fee Letter shall not constitute a Restricted Debt Commitment Amendment; and provided, further, that Amneal may modify, supplement, amend or amend and restate, or waive any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver is not a Restricted Debt Commitment Amendment, it being understood that any modification, supplement, amendment or amendment and restatement solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities (and make incidental or conforming amendments or modifications to reflect the addition of any such lenders, lead arrangers, bookrunners, syndication agents and similar entities) shall not be a Restricted Debt Commitment Amendment. Upon any such amendment, modification, waiver or replacement of the Debt Commitment Letter or the Debt Financing Commitments in accordance with this Section 6.11(a)(ii), the terms “Debt Commitment Letter”, “Debt Financing” and “Debt Financing Commitments” shall mean, other than for purposes of the representations and warranties made as of the date of this Agreement in Section 4.25, the Debt Commitment Letter and Debt Financing Commitments, respectively, as so amended, modified, waived or replaced. Any material consent, approval, agreement or determination required or contemplated to be made by Amneal under the Debt Commitment Letter shall be made in reasonable consultation with Impax. Amneal shall promptly furnish Impax with copies of any marketing materials, rating agency presentations, information memoranda or any other documents or communications prepared or received by Amneal or any of its Affiliates in connection with the Debt Financing Commitments, including any material drafts or final versions of definitive documentation with respect thereto (other than any internal documents prepared by Amneal or any of its Subsidiaries and not distributed to lenders or their counsel or any other third party). In addition, (i) Amneal shall provide Impax and its outside counsel a reasonable opportunity to review and comment on any material drafts of any documents related to the Debt Financing Commitments prior to the dissemination of such documents to any third parties (it being understood that any such comments will be considered in good faith by Amneal, subject to its reasonable discretion) and (ii) keep Impax fully informed at all times of its efforts to arrange, and the status of, the Debt Financing.

(iii) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “flex” provisions contained in the Fee Letter), regardless of the reason therefor, Amneal shall (A) promptly notify Impax of such unavailability and (B) use reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing (“Alternative Financing”) in an amount sufficient, when added to the portion of the Debt Financing that is available, to pay the Required Amount from the same or other sources (1) on terms not less favorable, in any material respect, when taken as a whole, to Amneal and Impax than those contained in the Debt Commitment Letter and with lenders reasonably satisfactory to Amneal and (2) that does not contain any other terms that would reasonably be expected to prevent or in any material respect impede or delay the consummation of the Transactions and the Ancillary Transactions or otherwise constitute a Restricted Debt Commitment Amendment. For the purposes of this Agreement, other than for purposes of the representations and warranties made as of the date hereof in Section 4.25, the terms “Debt Commitment Letter”, “Debt Financing” and “Debt Financing Commitments” shall be deemed to include any commitment letter (or similar agreement), debt financing or commitment with respect to any Alternative Financing arranged in compliance herewith (and the Debt Commitment Letter, Debt Financing and Debt Financing Commitment remaining in effect at the time in question), and all references to the Debt Financing Sources shall include the persons providing or arranging such alternative debt financing.

(iv) Amneal shall provide Impax with prompt written notice of (A) any breach or default by any party to the Debt Commitment Letter or the Definitive Agreements, if any, of which Amneal has Knowledge or any termination of the Debt Commitment Letter of which Amneal has Knowledge, (B) the receipt of any notice or other communication from any Debt Financing Source with respect to (1) any actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements, if any, or any provision thereof, and (2) any dispute or disagreement between or among any parties to the Debt Commitment Letter or the Definitive Agreements that would reasonably be expected to result in the unavailability of the Debt Financing on the Closing Date or reasonably be likely to delay or impede the Closing, or (C) any change or event that, individually or in the aggregate, would reasonably be expected to cause any condition precedent of the Debt Financing (or any Alternative Financing obtained in accordance with this Section 6.11) to not be satisfied or waived on or prior to the Closing Date and result in the unavailability of the Debt Financing in the amounts contemplated by the Debt Commitment Letter (it being understood that in no event will Amneal be obligated to disclose any information the disclosure of which would result in the loss of attorney-client privilege).

(v) Nothing in this Section 6.11 or any other provisions of this Agreement shall require, and in no event shall the “reasonable best efforts” of Amneal be deemed or construed to require, Amneal to (A) except as expressly set forth in Section 6.11(a)(iii) with respect to alternative financing, seek or accept Debt Financing on terms less favorable in the aggregate than those set forth in the Debt Commitment Letter (including the “flex” provisions thereof) provided on the date of this Agreement, (B) waive any term or condition of this Agreement or (C) pay any fees in excess of those contemplated by the Debt Financing Commitments (whether to secure waiver of any conditions contained therein or otherwise). For the avoidance of doubt, Amneal’s obligations and responsibilities under this Section 6.11(a) shall only apply to the Debt Financing and shall not apply to any debt financing arrangements to be negotiated by Amneal in the event it desires to propose changes to the terms of this Agreement in connection with the procedures contemplated by Sections 5.02(e) or 5.02(f).

(b) (i) Impax shall use reasonable best efforts to, and shall use reasonable best efforts to cause each of its Subsidiaries and their respective Representatives to, provide (A) the cooperation listed below in clauses (A), (B), (D) and (E) with respect to any Amneal Equity Secondary and (B) customary cooperation as reasonably requested by Amneal in connection with the Debt Financing, including by using reasonable best efforts to:

(A) upon reasonable prior notice, and after reasonable consultation, make available Impax’s senior officers for participation in a reasonable number of meetings, presentations (including lender presentations), road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in relation to the marketing of the Debt Financing or any Amneal Equity Secondary,

(B) to cause its independent auditors to cooperate with due diligence matters in connection with the Debt Financing or any Amneal Equity Secondary,

(C) upon reasonable request, identify any material non-public information relating to Impax (but in no event shall Impax be required to disclose any non-public information to the extent it would result in the public disclosure of such information) and provide customary authorization letters in connection with any marketing materials related to the Debt Financing,

(D) deliver such due diligence materials as are reasonably available to it and as are reasonably requested by Amneal and customarily delivered in connection with marketing materials in connection with the Debt Financing or any Amneal Equity Secondary,

(E) assist in the preparation and negotiation and execution and delivery as of the Closing any definitive documents related to the Debt Financing or any Amneal Equity Secondary (including any schedules and exhibits thereto) as may be reasonably requested,

(F) assist with Amneal’s preparation of pro forma and projected financial statements and financial information necessary to satisfy a condition to the Debt Financing set forth in the Debt Commitment Letter or customarily included in marketing material (but Impax shall have no obligation to prepare or provide the pro forma or projected financial statements and financial information),

(G) furnish Amneal and the Debt Financing Sources no later than three (3) Business Days prior to the Closing Date all documentation and other information with respect to Impax and its Subsidiaries as shall have been reasonably requested in writing by Amneal at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, or that are required by Section 6 of Exhibit D of the Debt Commitment Letter,

(H) facilitate the pledging of collateral in connection with the Debt Financing, and

(I) obtain and deliver executed Payoff Letters and instruments of termination and discharge reasonably requested by Amneal.

(ii) Notwithstanding the foregoing: (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of Impax or any of its Subsidiaries; (B) neither Impax nor any of its Subsidiaries shall (1) be required to pay any commitment or other similar fee in connection with the Debt Financing prior to the Closing; (2) have any liability or obligation under any agreement or any document related to the Debt Financing until the Closing occurs; (3) be required to incur any liability that is not expressly provided for in this Section 6.11 in connection with the Debt Financing and not otherwise indemnified hereunder; (4) otherwise be required to take any action in violation or conflict with any of Impax or its Subsidiaries’ respective organizational documents or applicable Law; (5) be required to deliver opinions of external or internal counsel; (6) be required to provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; (7) be required to waive or amend any terms of this Agreement or any other Contract to which Impax or its Subsidiaries is a party; (8) be required to provide any cooperation to the extent it would (x) cause any condition to Closing set forth in Article VII not to be satisfied or cause (y) a breach of this Agreement; (9) be required to execute (except authorization letters in connection with any marketing materials contemplated above), prior to the Closing Date, any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates or documents in connection with the Debt Financing, and no obligation of Impax or its Subsidiaries under any document, agreement or any other contract relating to the Debt Financing shall be operative prior to the Closing; and (C) notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs and shall be derived exclusively from the authority of, and shall only be taken by, the board of directors of Impax and its Subsidiaries or other governing body of Impax and its Subsidiaries as constituted after giving effect to the Closing.

(iii) Amneal shall indemnify and hold harmless Impax and its Subsidiaries, and their respective officers, employees and Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the Debt Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (i) the willful misconduct, gross negligence or bad faith of Impax and its Subsidiaries or (ii) historical information furnished in writing by or on behalf of Impax and its Subsidiaries expressly for inclusion in any marketing materials. If this Agreement is terminated pursuant to Article VIII, Amneal shall, promptly upon request by Impax, reimburse Impax and its Subsidiaries for all reasonable and documents out-of-pocket costs incurred by Impax and its Subsidiaries (including those of its Affiliates and Representatives) in connection with taking action required or requested by Amneal pursuant to this Section 6.11.

(iv) Impax hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm or disparage Impax and its Subsidiaries or the reputation or goodwill of Impax and its Subsidiaries.

(v) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.11 represent the sole obligation of Impax, its Subsidiaries and Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Disclosure Letters hereto) shall be deemed to expand or modify such obligations.

(c) All non-public or otherwise confidential information regarding Impax or its Subsidiaries obtained by Amneal or its Representatives pursuant to this Section 6.11 shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, Amneal and its Representatives may provide such information to their financing sources (including the Debt Financing Sources), potential sources of capital, and to rating agencies and prospective lenders and investors during marketing of the Debt Financing, subject to customary confidentiality arrangements with such persons regarding such information.

Section 6.12 Stock Exchange Delisting and Deregistration. Impax and Amneal will cooperate and use their respective reasonable best efforts to cause the delisting of the shares of Impax Common Stock from the NASDAQ Global Select Market and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

Section 6.13 New York Stock Exchange Listing. Prior to the Closing, Impax and Amneal shall use reasonable best efforts to cause the shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances to be approved for listing on the NYSE under the ticker symbol AMRX (or if such ticker symbol becomes unavailable, such other ticker symbol as may be agreed upon in writing by the parties), including by submitting prior to the Closing an initial listing application with the NYSE (the “NYSE Listing Application”) with respect to such shares, subject to official notice of issuance. Each of Amneal and Impax shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the NYSE Listing Application. Each of Amneal and Impax will use their respective reasonable best efforts to (i) cause the NYSE Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the NYSE or its staff concerning the NYSE Listing Application and (iii) have the NYSE Listing Application approved by the NYSE as promptly as practicable after such filing. No submission of, or amendment or supplement to, the NYSE Listing Application, or response to NYSE comments with respect thereto, will be made by Amneal or Impax, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Amneal or Impax, as applicable, will promptly notify the other upon the receipt of any comments from the NYSE or any request from the NYSE for amendments or supplements to the NYSE Listing Application and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the NYSE, on the other hand, and all written comments with respect to the NYSE Listing Application received from the NYSE and advise the other on any oral comments with respect to the NYSE Listing Application received from the NYSE. Impax will advise Amneal, promptly after Holdco receives notice thereof, of the time of the approval of the NYSE Listing Application and the approval of the shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances for listing on the NYSE, subject only to official notice of issuance.

Section 6.14 Section 16 Matters. Prior to the Closing, Impax and Holdco shall take all such steps as may be reasonably necessary or appropriate to cause any dispositions of Impax Common Stock (including derivative securities with respect to Impax Common Stock) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Impax or Holdco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 ISRA Compliance. Amneal and Impax acknowledge that the Transactions, including additional actions that may be contemplated to occur after the Closing, may require the parties thereto or their subsidiaries to comply with ISRA. If it is determined that ISRA compliance is required for the Transactions contemplated under this Agreement, each of Impax and Amneal shall provide to the other party documentation reasonably acceptable to the other that is sufficient to establish that the Closing complies with the requirements of ISRA, which may include, for any of the subject facilities, either (i) a Response Action Outcome (as defined by ISRA) letter, (ii) a NJDEP-approved de minimis quantity exemption under N.J. Admin Code §7.26B-5-9, (iii) an NJDEP-approved Remediation in Progress Waiver (as defined by ISRA), or (iv) a remediation certification, with a Remediation Funding Source (as defined by ISRA). If a remediation certification has been filed for any ISRA subject facilities, the Subsidiary that is the owner, lessee or operator of the facility (or appropriate Amneal entity, as mutually agreed to by the parties) shall be designated as the responsible party for all future actions necessary to comply with ISRA. Amneal and Impax shall reasonably cooperate with all actions taken by the other party or its Subsidiaries in furtherance of their ISRA obligations under this Section 6.15, including but not limited to signing any required certifications or submissions to NJDEP. If it is determined that ISRA compliance will be required for any post-closing actions, each of Impax and Amneal shall cooperate and cause its Subsidiaries to cooperate with the designated responsible party with regard to any actions required to comply with ISRA, including providing access to its facilities and record necessary for completion of site investigations, execution of required certifications, and completion and submission to NJDEP of such notices and applications as are reasonably necessary for the expeditious completion of the parties’ ISRA compliance obligations. It is understood that each party shall be responsible for its own ISRA compliance costs and expenses and that liability for site investigation or remediation, if any is required, shall remain the responsibility of the entity that is the owner, lessee or operator of the ISRA-subject property.

Section 6.16 Certain Pre-Closing Actions.

(a) Amneal Pre-Closing Actions. Prior to the Closing, Amneal shall take all actions set forth on Section 6.16 of the Amneal Disclosure Letter (such actions, the “Amneal Pre-Closing Actions”); provided, that Section 6.16 of the Amneal Disclosure Letter may be amended or modified by Amneal with the prior written consent of Impax (such consent not to be unreasonably withheld, conditioned or delayed). Immediately following the Recapitalization, Amneal shall cause each Existing Amneal Member to contribute its Amneal Units to Amneal Holdings, LLC in exchange for additional interests in Amneal Holdings, LLC (and shall cause the schedule of members to the Restated Amneal LLC Operating Agreement to be updated accordingly).

(b) Impax Pre-Closing Actions. Prior to the Closing, Impax shall take all actions set forth on Section 6.16 of the Impax Disclosure Letter (such actions, the “Impax Pre-Closing Actions”); provided, that Section 6.16 of the Impax Disclosure Letter may be amended or modified by Impax with the prior written consent of Amneal (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.17 Impax Director and Officer Resignations. At the Closing, Impax shall deliver to Amneal evidence reasonably satisfactory to Amneal of the resignation, effective at the Contribution Effective Time, of each director and officer of Impax in office as of immediately prior to the Impax Merger Effective Time.

Section 6.18 Certain Tax Matters. None of Impax nor Amneal nor any of their respective Affiliates shall knowingly take any action or fail to take any reasonable action if such action or failure to act would be reasonably likely to prevent or impede (i) the Impax Merger and the LLC Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Contribution from qualifying as an exchange to which Section 721(a) of the Code applies. The parties will report the transactions described in the preceding sentence in the manner set forth therein except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.19 Treatment of Impax Convertible Notes; Convertible Note Hedge Transactions.

(a) Upon at least five (5) Business Days’ prior written notice from Amneal made not later than thirty (30) days prior to the anticipated Closing Date, Impax shall use its reasonable best efforts to if requested by Amneal, commence a stand-alone consent solicitation with respect to one or more covenants in the Impax Indenture, the primary purpose of which would be to facilitate the Transactions and the Ancillary Transactions contemplated by this Agreement, and which would include a covenant by Impax to tender for any and all outstanding Impax Convertible Notes promptly following the Closing Date (the “Impax Liability Management Transaction”). The Impax Liability Management Transaction will contain such customary terms and conditions as are reasonably requested by Amneal (provided, that the consideration to be paid in connection therewith shall be determined by Amneal in its reasonable discretion) and an expiration date not later than one Business Day prior to the consummation of the offer to purchase the Impax Convertible Notes; provided, that (i) this Agreement shall have not been terminated in accordance with Article VIII and (ii) Impax shall have received from Amneal within such period all necessary and appropriate documentation in connection with the Impax Liability Management Transaction, including the consent solicitation statement and consent forms and other related documents (collectively, the “Liability Management Documents”), which shall be in form and substance reasonably satisfactory to Impax. Impax shall use its commercially reasonable efforts to promptly make any change to the terms and conditions of the Impax Liability Management Transaction reasonably requested by Amneal; provided that no extension of the expiration date shall occur without the prior written consent of Impax (which shall not be unreasonably withheld, conditioned or delayed to the extent that such extension would not reasonably be expected to cause a delay in or prevent the Closing). Notwithstanding the foregoing, the effectiveness of any proposed amendments to the Impax Indenture contemplated by the Impax Liability Management Transactions hall be conditioned upon the occurrence of the Closing and any proposed amendments to the Impax Indenture contemplated by the Impax Liability Management Transaction shall revert to the form in effect prior to the effectiveness of any proposed amendments and be of no further effect if this Agreement is terminated pursuant to Article VIII. Amneal shall only request Impax and its Subsidiaries to conduct the Impax Liability Management Transaction in compliance with the applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act and the indenture relating to the Impax Convertible Notes. Amneal shall ensure that the Surviving Company shall have all funds necessary to pay any consideration required to be paid in connection with the Impax Liability Management Transaction.

(b) In the event that Impax commences the Impax Liability Management Transaction, Impax agrees that, promptly following any consent expiration date, assuming the requisite consents are received and the conditions set forth in the Impax Indenture have been satisfied, Impax shall execute a supplemental indenture to the Impax Indenture, which supplemental indenture shall implement the amendments set forth in the Liability Management Documents and shall become operative upon the Closing. Amneal shall provide, or cause to be provided, the requisite amount of funds to Impax for all payments to holders of Impax Convertible Notes in respect of any consents validly delivered and not revoked in accordance with the Impax Liability Management Transaction and, all other fees and expenses relating to the Impax Liability Management Transaction.

(c) Any Liability Management Documents (including all amendments or supplements thereto) and all mailings to the holders of the Impax Convertible Notes in connection with any Impax Liability Management Transaction shall be subject to the prior review of, and comment (which review and comment shall be made as promptly as reasonably practical) by, Impax and Amneal and shall be reasonably acceptable in form and substance to each of them. If, at any time prior to the completion of the Impax Liability Management Transaction, any information in the Liability Management Documents should be discovered by Impax, on the one hand, or Amneal, on the other, which should be set forth in an amendment or supplement thereto, so that they shall not contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party in writing, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of Impax to the holders of the Impax Convertible Notes. Notwithstanding anything to the contrary in this Section 6.19, Impax shall comply in all material respects with all Laws in connection with the Impax Liability Management Transaction. To the extent that the provisions of the Impax Indenture, the Impax Convertible Notes or of any Law conflict with this Section 6.19, Impax shall comply with the Impax Indenture, the Impax Convertible Notes and applicable Law and in all material respects shall not be deemed to have breached its obligations hereunder by such compliance.

(d) Notwithstanding the foregoing: (A) neither Impax nor any of its Subsidiaries shall (1) be required to pay any fees in connection with the Impax Liability Management Transaction prior to the Closing; (2) have any liability or obligation under any agreement or any document related to the Impax Liability Management Transaction until the Closing occurs; (3) be required to incur any liability that is not expressly provided for herein in connection with the Impax Liability Management Transaction and not otherwise indemnified hereunder; (4) otherwise be required to take any action in violation or conflict with any of Impax or its Subsidiaries’ respective organizational documents or applicable Law; (5) be required to deliver opinions of external or internal counsel; (6) be required to provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; (7) be required to waive or amend any terms of this Agreement or any other Contract to which Impax or its Subsidiaries is a party; (8) be required to provide any cooperation to the extent it would (x) cause any condition to Closing set forth in Article VII not to be satisfied or cause (y) a breach of this Agreement; (9) no material obligation of Impax or its Subsidiaries under any document, agreement or any other contract relating to the Impax Liability Management Transaction shall be operative prior to the Closing; and (B) notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs, and shall only be taken by, the board of directors of Impax and its Subsidiaries or other governing body of Impax and its Subsidiaries as constituted after giving effect to the Closing.

(e) Amneal shall indemnify and hold harmless Impax and its Subsidiaries, and their respective officers, employees and Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the Impax Liability Management Transaction and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (i) the willful misconduct, gross negligence or bad faith of Impax and its Subsidiaries or (ii) historical information furnished in writing by or on behalf of Impax and its Subsidiaries expressly for inclusion in any marketing materials. If this Agreement is terminated pursuant to Article VIII, Amneal shall, promptly upon request by Impax, reimburse Impax and its Subsidiaries for all reasonable and documents out-of-pocket costs incurred by the Company and its Subsidiaries (including those of its Affiliates and Representatives) in connection with taking action required or requested by Amneal pursuant to this Section 6.19.

(f) Notwithstanding anything to the contrary herein, it is expressly agreed by the parties hereto that the failure to obtain the consent of the holders of the Impax Convertible Notes in connection with any Impax Liability Management Transaction or the inability to redeem any of the Impax Convertible Notes on the Closing Date shall not be deemed to be a breach by Impax under this Agreement or otherwise delay the Closing; provided, that the foregoing is not intended to limit any rights or remedies that Amneal may have under this Agreement in the event of any applicable breach by Impax of any of its obligations set forth in this Section 6.19. Furthermore, Impax shall have been deemed to perform all of its obligations under this Section 6.19 unless it materially breaches this Section 6.19 and such breach is a substantial cause of the Impax Liability Management Transaction not being consummated.

(g) Impax, Amneal and Holdco shall take all necessary action to execute and deliver to the Trustee (as defined in Impax Indenture) a supplemental indenture to the Impax Indenture, in form reasonably satisfactory to the Trustee and Amneal, pursuant to the terms of the Impax Indenture, to provide that on and after the Closing, each holder of the Impax Convertible Notes shall have the right to convert such Impax Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Impax Merger in respect of each share of Impax Common Stock in accordance with, and subject to, the provisions of the Impax Indenture (including any applicable increase in the “Conversion Rate” or decrease in the “Conversion Price” (each as defined in the Impax Indenture) thereunder in connection with the Impax Merger) in each case in accordance with, and subject to the Impax Indenture (including without limitation the time periods specified therein), as a result of the execution and delivery of this Agreement and the Transactions. Impax shall provide Amneal and its Representatives reasonable opportunity to review and comment on any material written notice or material communication to or with holders of the Impax Convertible Notes or with the Trustee under the Impax Indenture at least two (2) Business Days prior to the dispatch or making thereof, and Impax shall give reasonable and good faith consideration to any comments made by Amneal or its Representatives.

(h) Impax will use commercially reasonable efforts to cooperate with Amneal to obtain the consent of Royal Bank of Canada (the “Call Spread Dealer”) to terminate the Convertible Note Hedge Transaction at or as promptly as practicable following the Closing. Impax will use commercially reasonable efforts to involve Amneal in connection with any discussions, negotiations or communications, and Impax will involve Amneal in connection with any agreements, with the Call Spread Dealer or any of its Affiliates (including each other counterparty to the Convertible Note Hedge Transactions) with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Convertible Note Hedge Transactions, including with respect to any cash amounts and/or shares of Impax Common Stock that may be receivable, issuable, deliverable or payable by Impax pursuant to the Convertible Note Hedge Transactions or any adjustments of the terms thereof, and Impax will give prior notice to Amneal of any such discussions, negotiations, communications or agreements; provided that if such prior notice is not reasonably practicable, Impax shall give Amneal notice of any such discussions, negotiations, communications or agreements promptly after such discussions, negotiations, communications or agreements, with a description in reasonable detail thereof. Impax (i) prior to the Closing, will not, and will cause its Representatives not to, without Amneal’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned (x) make any amendments, modifications or other changes to the terms of, or agree to any adjustment under or amounts due upon termination, cancellation or early settlement of, the Convertible Note Hedge Transactions, or (y) exercise any right it may have to terminate, or cause the early settlement or cancellation of, any of the Convertible Note Hedge Transactions and (ii) will keep Amneal fully informed of all discussions and negotiations relating to the foregoing. Impax will use commercially reasonable efforts to timely take all such other actions as may be required in accordance with, and subject to, the terms of the Convertible Note Hedge Transactions, including delivery of any notices or other documents or instruments required to give effect to the foregoing or in connection with the consummation of the Transactions, each of which will be so delivered substantially in the form previously provided to Amneal for Amneal’s review other than to address comments provided by Amneal or its Representatives. In addition, Impax will promptly (and, in any event, within one Business Day) provide to Amneal a copy of any written notice received from the Call Spread Dealer in connection with the Convertible Note Hedge Transactions (including any written notice with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Convertible Note Hedge Transactions). For the avoidance of doubt, nothing contained herein this Agreement shall prohibit Impax from settling upon conversion of the Impax Convertible Notes in accordance with the terms of the Impax Indenture and complying with the terms of the Convertible Note Hedge Transactions in connection therewith and nothing herein shall require Impax to effect a termination or settlement of the Convertible Note Hedge Transactions prior to the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Impax Stockholder Approval. The Impax Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) any waiting period or approval or authorization required to be obtained from any Governmental Authority under any other applicable Competition Law for the consummation of the Transactions shall have been expired or been obtained, as applicable.

(c) No Injunctions or Restraints. (i) No Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions and (ii) no Governmental Authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the Transactions which remains pending (collectively, “Restraints”).

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(e) Listing. The shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(f) Ancillary Agreements. Each of the Ancillary Agreements shall have been duly executed and delivered by each party thereto.

Section 7.02 Conditions to Obligation of Amneal. The obligation of Amneal to effect the Transactions is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of Impax set forth in the first and fourth sentences of Section 3.01, and in Section 3.02, Section 3.03, Section 3.05(b), and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), (ii) the representations and warranties of Impax set forth in Section 3.04(a), Section 3.05(a), Section 3.25, Section 3.26, Section 3.27 and Section 3.28 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date) and (iii) the other representations and warranties of Impax set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Impax Material Adverse Effect contained in Article III) as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties covered by clause (iii) to be true and correct would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, and Amneal shall have received a certificate signed on behalf of Impax by the Chief Executive Officer or the Chief Financial Officer of Impax to the foregoing effect.

(b) Performance of Obligations of Impax. Impax shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Amneal shall have received a certificate signed on behalf of Impax by the Chief Executive Officer or the Chief Financial Officer of Impax to the foregoing effect.

(c) No Impax Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 7.03 Conditions to Obligation of Impax and Holdco. The obligation of Impax to effect the Transactions is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of Amneal set forth in the first and fourth sentences of Section 4.01, and in Section 4.02, Section 4.03, Section 4.05(b) and Section 4.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Amneal set forth in Section 4.04(a), Section 4.05(a) and Section 4.24 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) the other representations and warranties of Amneal set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Amneal Material Adverse Effect contained in Article IV) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties covered by clause (iii) to be true and correct would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, and Impax shall have received a certificate signed on behalf of Amneal by the Chief Executive Officer or the Chief Financial Officer of Amneal to the foregoing effect.

(b) Performance of Obligations of Amneal. Amneal shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Impax shall have received a certificate signed on behalf of Amneal by the Chief Executive Officer or the Chief Financial Officer of Amneal to the foregoing effect.

(c) No Amneal Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(d) Amneal Debt. As of the Closing, the aggregate indebtedness for borrowed money under the Existing Credit Facilities of Amneal and its Subsidiaries on a consolidated basis shall not exceed $1,600,000,000.

(e) Amneal Pre-Closing Actions. All Amneal Pre-Closing Actions shall have been consummated prior to the Closing.

Section 7.04 Frustration of Closing Conditions. None of Impax or Amneal may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 6.04.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Impax Stockholder Approval (unless otherwise specified below):

(a)	by mutual written consent of Amneal and Impax;

(b)	by either Amneal or Impax if:

(i) the Transactions shall not have been consummated on or before midnight New York City time on the later of (A) July 17, 2018 and (B) the seventy-fifth (75th) day following the date on which the Registration Statement shall have been declared effective under the Securities Act (the “Outside Date”); provided, that the Outside Date shall not be later than October 17, 2018; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Transactions to be consummated on or before such date;

(ii) any Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such party (and in the case of Impax, if Holdco or Merger Sub) has not complied in all material respects with its obligations under Section 6.04; or

(iii) if the Impax Stockholder Approval shall not have been obtained at the Impax Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)	by Amneal if:

(i) Impax shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than those set forth in Section 5.02), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is incapable of being cured or is not cured by Impax by the earlier of (1) thirty (30) days following receipt of written notice from Amneal of such breach or failure to perform and (2) the Outside Date;

(ii) prior to the time the Impax Stockholder Approval is obtained, the Impax Board shall have effected a Change of Recommendation.

(iii) Impax shall have materially breached any of its covenants set forth in Section 5.02;

(iv) following the public announcement of a Competing Proposal (other than by the commencement by a third party of a tender offer or exchange offer for equity securities of Impax subject to Regulation 14D under the Exchange Act), the Impax Board shall have failed to publicly reaffirm the Impax Board Recommendation and publicly recommend the rejection of such Competing Proposal within ten (10) Business Days after receipt of a written request by Amneal for such public reaffirmation and recommendation (the “Reaffirmation Date”) (it being understood and agreed that if Impax shall have furnished a Notice of Superior Proposal Action on or prior to such tenth (10th) Business Day, then the Reaffirmation Date shall be the later of (A) such tenth (10th) Business Day and (B) the first Business Day following the lapse of the later of (I) the ninety-six (96) hour period following delivery of such Notice of Superior Proposal Action and (II) such later period, if any, mandated by the last parenthetical phrase in Section 5.02(e)(y)); or

(v) following the commencement by a third party of a tender offer or exchange offer for equity securities of Impax subject to Regulation 14D under the Exchange Act, the Impax Board shall have failed to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance by Impax’s stockholders of such tender offer or exchange offer on or prior to the tenth (10th) Business Day following such commencement;

(d)	by Impax:

(i) if Amneal shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured or is not cured by Amneal by the earlier of (1) thirty (30) days following receipt of written notice from Impax of such breach or failure to perform and (2) the Outside Date; or

(ii) pursuant to Section 5.02(d); provided, that Impax pays the Termination Fee to Amneal in accordance with Section 8.02.

Any proper termination of this Agreement pursuant to this Section 8.01 shall be effective immediately upon the delivery of written notice of such termination by the terminating party to the other party.

Section 8.02 Termination Fees.

(a)	In the event that:

(i) (A) this Agreement is terminated by Amneal or Impax pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), (B) at any time after the date of this Agreement and prior to the date of such termination (in the case of a termination pursuant to Section 8.01(b)(i)) or the Impax Stockholder Meeting (in the case of a termination pursuant to Section 8.01(b)(iii)) a Competing Proposal has been publicly announced or otherwise made publicly known by any person (other than by Amneal) and, in either case, not publicly withdrawn (and in the case of a termination pursuant to Section 8.01(b)(iii), not publicly withdrawn prior to the Business Day prior to the date of the Impax Stockholder Meeting) and (C) Impax enters into a definitive agreement providing for a Competing Proposal (and subsequently consummates such Competing Proposal), or consummates a Competing Proposal, in each case, within twelve (12) months of such termination (provided, that for purposes of this Section 8.02(a)(i), the reference to “20%” in the definition of Competing Proposal shall be deemed to be “50%”), then within two (2) Business Days of such consummation, Impax shall pay to Amneal the Termination Fee by wire transfer in immediately available funds to an account specified in writing by Amneal;

(ii) this Agreement is terminated by Impax pursuant to Section 8.01(d)(ii), then prior to or simultaneously with such termination, Impax shall pay to Amneal the Termination Fee by wire transfer in immediately available funds to an account specified in writing by Amneal; or

(iii) this Agreement is terminated by Amneal pursuant to Section 8.01(c)(ii), Section 8.01(c)(iii), Section 8.01(c)(iv) or Section 8.01(c)(v), then within two (2) Business Days of such termination, Impax shall pay to Amneal the Termination Fee by wire transfer in immediately available funds to an account specified in writing by Amneal.

(b) (i) if this Agreement is terminated by Impax or Amneal pursuant to Section 8.01(b)(iii), then Impax shall reimburse Amneal for all reasonable out-of-pocket fees and expenses incurred by Amneal in connection with this Agreement and the Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $15,000,000, by wire transfer of same-day funds within two (2) Business Days following the date on which Amneal submits to Impax true and correct copies of reasonable documentation supporting such Third Party Expenses.

(c) The parties hereto expressly acknowledge and agree that (i) the agreements contained in this Section 8.02 are an integral part of the Transactions, (ii) without these agreements, the parties would not enter into this Agreement, (iii) the payments required pursuant to this Section 8.02 are not penalties, but rather are liquidated damages in a reasonable amount that will compensate Amneal in the circumstances in which such payments are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision and (iv) the amount of the Termination Fee, if and as applicable, is fair, after taking into account the value of the Transactions and all the costs and expenses already incurred by the parties before entering into this Agreement. In no event shall Impax be required to pay Amneal more than one Termination Fee, if and as applicable, pursuant to this Section 8.02.

(d) The parties hereto expressly acknowledge and agree that: (i) upon any valid termination of this Agreement where the Termination Fee becomes due and payable, the payment of the Termination Fee pursuant to Section 8.02(a) shall be in full and complete satisfaction of any and all monetary damages of Amneal and its Affiliates, and their respective directors, officers and other Representatives, arising out of or related to this Agreement or the Transactions, including as a result of any breach of this Agreement, the termination of this Agreement, the failure to consummate the Transactions, and any claims or actions under applicable Law arising out of such breach, termination or failure; and (ii) in no event shall Amneal or its Affiliates, or any of their respective directors, officers or other Representatives, be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee (plus, in the case the Termination Fee is not timely paid, the amounts described in Section 8.02(e)) against Impax, its Subsidiaries and any of its or their respective directors, officers and other Representatives; provided, that, notwithstanding anything to the contrary in this Section 8.02(d), payment by Impax of the Termination Fee pursuant to Section 8.02(a) shall not relieve Impax from any liability or damage resulting from fraud or any willful and material breach of this Agreement; provided, however, that such Termination Fee shall be credited towards any future award of damages awarded to Amneal pursuant to any claim based on fraud or any willful and material breach of this Agreement.

(e) If Impax fails promptly to pay any amount due pursuant to this Section 8.02 and, in order to obtain such payment, Amneal commences a suit that results in a judgment against Impax for any such amount, Impax shall pay to Amneal its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on such amount from the date such amount was required to be paid until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be paid.

Section 8.03 Effect of Termination. In the event of termination of this Agreement by either Impax or Amneal as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Amneal or Impax, other than the provisions of the penultimate sentence of Section 6.03, Section 6.06, Section 6.11(b)(ii), Section 6.19(e), Section 6.19(f), Section 8.02, this Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that nothing herein shall relieve any party from any liability for fraud or any willful and material breach of this Agreement.

Section 8.04 Procedure for Termination. A termination of this Agreement pursuant to Section 8.01 shall, in order to be effective, require, in the case of Amneal or Impax, action by the Amneal Board or the Impax Board, as applicable.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

Section 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given, delivered and/or provided (a) when delivered personally, by facsimile (which is confirmed by a printed confirmation produced by the sending machine) or by e-mail of a .pdf attachment (for which a confirmation email is obtained), or (b) on the next Business Day when dispatched for overnight delivery by Federal Express or a similar courier, in either case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Amneal, to:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard, Third Floor

Bridgewater, New Jersey 08807

Facsimile No.: (908) 947-3144

Attn: Sheldon Hirt, Senior Vice President, General Counsel

Email: shirt@amneal.com

with copies to:

Latham & Watkins LLP

885 3rd Ave.

New York, NY 10022

Facsimile No.: (212) 751-4864

Attention: Charles K. Ruck; R. Scott Shean

Email: charles.ruck@lw.com; scott.shean@lw.com

if to Impax, to:

Impax Laboratories, Inc.

31047 Genstar Road

Hayward, CA 94544

Facsimile No.: (510) 240-6096

Attention: General Counsel

Email: MSchlossberg@impaxlabs.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Facsimile No.: (212) 291-9004; (212) 291-9076

Attention: Francis J. Aquila; Matthew G. Hurd

Email: aquilaf@sullcrom.com; hurdm@sullcrom.com

Section 9.03 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions applicable to the relevant person that has made a Competing Proposal that are no less favorable in the aggregate to Impax than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreement need not prohibit the making or amendment of a Competing Proposal.

“Affiliate”, with respect to any person, means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Amneal Equity Award” means any interests or rights that are linked to the value of Amneal LLC Interests or membership interests in Amneal Holdings, LLC or any of its Subsidiaries granted under the Amneal Plans.

“Amneal Equity Secondary” means a privately negotiated sale (to one or more purchasers in transactions exempt from the registration requirements of the Securities Act) of up to 60,000,000 Amneal Units (or shares of Class A Common Stock issuable upon the exchange thereof) in the aggregate pursuant to commitments negotiated and executed between the Amneal Group Representative and such purchasers prior to the Closing.

“Amneal Group Representative” means Amneal Holdings, LLC, a Delaware limited liability company, and its successors and assigns.

“Amneal LLC Interest” means a limited liability company interest of Amneal.

“Amneal LLC Operating Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Amneal, dated as of May 1, 2015, as amended to date.

“Amneal Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Amneal and its Subsidiaries (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Amneal and its Subsidiaries, as applicable, to consummate the Transactions, other than in the case of clause (a), any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (ii) changes in general conditions in any industry in which Amneal or any of its Subsidiaries operates or participates; (iii) the announcement, pendency or anticipated consummation of the Transactions; (iv) any failure, in and of itself, by Amneal to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided, that the underlying factors contributing to such failure shall not be deemed excluded unless such underlying factors would otherwise be excepted from this definition); (v) changes in general regulatory or political conditions after the date of this Agreement; (vi) changes in GAAP or applicable Law or the interpretation thereof after the date of this Agreement; (vii) actions taken by Amneal and its Subsidiaries, as applicable, as expressly required by this Agreement; (viii) any natural or man-made disaster; (ix) any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof or (x) solely for purposes of the condition set forth in Section 7.03(c), any matter expressly disclosed in the Amneal Disclosure Letter; provided that with respect to clauses (i), (ii), (v), (vi), (viii) and (ix), such change, effect, event, circumstance, occurrence or state of facts does not disproportionately adversely affect Amneal compared to other companies operating in the industry in which Amneal operates.

“Amneal Material Subsidiaries” means each Subsidiary of Amneal set forth on Section 9.03(a) of the Amneal Disclosure Letter.

“Amneal Member” means a holder of limited liability company interests in Amneal, who has been admitted to Amneal as a member thereof pursuant to the terms of the Restated Amneal LLC Operating Agreement.

“Amneal Units” means Common Units (as defined in the Restated Amneal LLC Operating Agreement).

“Ancillary Agreements” means the Stockholders Agreement, the Tax Receivable Agreement, the Restated Amneal LLC Operating Agreement, and the Contribution Agreement.

“Ancillary Transactions” means the transactions contemplated by each of the Ancillary Agreements.

“Black Scholes Value” means, with respect to any Impax Option, the value of the unexercised portion of such Impax Option based on the Black and Scholes Option Pricing Model obtained from the “OV” function of Bloomberg using (A) a risk-free interest rate corresponding to the rate on U.S. Treasury securities with a maturity date corresponding to the number of years remaining in the term of such Impax Option as of the Closing Date, (B) an expected volatility equal to the 180-day volatility obtained from the HVT function on Bloomberg as of the Impax Measurement Date, (C) an underlying price per share equal to the Impax Measurement Price and (D) a remaining term of such Impax Option equal to the time between the Closing Date and the expiration date of such Impax Option (for the avoidance of doubt, for purposes of (A) and (D), without taking into account any shortened exercise period of such Impax Option due to termination of employment at or following the Closing).

“Bloomberg” means Bloomberg Financial Markets.

“Business Day” means a day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any inquiry, proposal or offer made by any person (other than Amneal or any of its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act (other than one including Amneal or any of its Affiliates), for, in a single transaction or series of related transactions, any (i) acquisition of assets of Impax and its Subsidiaries equal to twenty percent (20%) or more (based on the fair market value thereof) of Impax’s consolidated assets (including capital stock of the Subsidiaries of Impax), taken as a whole, or to which twenty percent (20%) or more of Impax’s revenues on a consolidated basis are attributable, (ii) acquisition of twenty percent (20%) or more of the outstanding Impax Common Stock, (iii) tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning, directly or indirectly, twenty percent (20%) or more of the outstanding Impax Common Stock or (iv) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity investment, joint venture or similar transaction involving Impax or any of its Subsidiaries pursuant to which any person or “group” would own, directly or indirectly, (x) twenty percent (20%) or more of the outstanding Impax Common Stock or the surviving entity in a merger or the resulting direct or indirect parent of Impax or such surviving entity or (y) businesses or assets (including capital stock of the Subsidiaries of Impax) that constitute twenty percent (20%) or more of the consolidated revenues, net income or total assets of Impax and its Subsidiaries.

“Competition Law” means any domestic or foreign antitrust, competition and merger control Law that is applicable to the Transactions.

“Contract” means any binding written or oral agreement, deed, mortgage, lease, license, instrument, note, license, commitment, permit (other than a permit with a Governmental Authority) undertaking, arrangement or contract, including all amendments thereto.

“Convertible Note Hedge Transactions” means, collectively, (a) the base call option transaction confirmation and base call option side letter, each dated June 25, 2015, (b) the additional call option transaction confirmation and additional call option side letter, each dated June 26, 2015, (c) the base warrant transaction confirmation and base warrant side letter, each dated June 25, 2015, and (d) the additional warrant transaction confirmation and additional warrant side letter, each dated June 26, 2015, in each case, between Impax and Royal Bank of Canada.

“DEA” means the United States Drug Enforcement Administration.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Debt Financing Parties” means (a) the Debt Financing Sources and their respective Affiliates and (b) the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the persons identified in clause (a), in each case, in their respective capacities as such.

“Debt Financing Sources” means the persons, including the lenders that have committed to provide or arrange any Debt Financing or alternative debt financing in connection with the transactions contemplated hereby, including the parties named in the Debt Commitment Letter and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and, in each case, their respective successors and assigns.

“Environmental Laws” means all federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the protection of the environment, or human health and safety solely as it relates to occupational exposure to Hazardous Materials, including Laws relating to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials but excluding for the avoidance of doubt Laws concerning products liability or FDA regulatory matters.

“Environmental Liabilities” means, with respect to any person, any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which arise under applicable Environmental Laws or with respect to Hazardous Materials exposure.

“Executive Order” means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.

“Existing Amneal Member” means the persons set forth on Section 9.03(b) of the Amneal Disclosure Letter.

“Existing Credit Facilities” means the Indebtedness set forth on Section 9.03(c) of the Amneal Disclosure Letter (with respect to Amneal and its Subsidiaries) or Section 9.03(c) of the Impax Disclosure Letter (with respect to Impax and its Subsidiaries).

“FDA” means the United States Food and Drug Administration.

“Fully Diluted Impax Share Number” means, as of immediately prior to the Impax Merger Effective Time, the sum of (a) the number of shares of Impax Common Stock (excluding Impax Restricted Shares) outstanding, (b) the Net Settlement Impax Restricted Shares Number; (c) the quotient (rounded up to the nearest whole share) obtained by dividing (i) the aggregate Black Scholes Value of all outstanding Impax Options (whether or not such Impax Options are then exercisable and regardless of the exercise price of any such Impax Options) by (ii) the Impax Measurement Price, (d) if the conversion price of the Impax Convertible Notes is less than or equal to the Impax Measurement Price, the number of shares of Impax Common Stock into which the Impax Convertible Notes may be converted and (e) the number of shares of Impax Common Stock into which any outstanding convertible or exchangeable securities (other than Impax Options and the Impax Convertible Notes) may be converted or exchanged (provided, that any applicable conversion or exchange price in connection with the conversion or exchange of such securities is less than or equal to the Impax Measurement Price).

“Government Programs” means Title XVIII (“Medicare”) and Title XIX (“Medicaid”) of the Social Security Act, CHAMPUS, TRICARE and any other federal health care program, as defined in 42 U.S.C. § 1320a-7b(f) or State health care program, as defined in 42 U.S.C. § 1320a-7(h), or successor programs to any of the above.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational, including any contractor acting on behalf of such agency, commission, authority or governmental instrumentality.

“Hazardous Material” means all substances or materials regulated or designated as hazardous, toxic, explosive, dangerous, flammable, radioactive, solid or hazardous waste, or a pollutant or contaminant under any Environmental Law, including petroleum, petroleum products, or petroleum waste, asbestos, polychlorinated biphenyls, mold, radon and any other substance regulated under Environmental Laws due to a potential for causing harm.

“Healthcare Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Healthcare Regulatory Authority, including all investigational new drug applications and new drug applications.

“Holdco Share Issuances” means (a) the issuance of shares of Class B Common Stock pursuant to Section 1.01(d) to each Existing Amneal Member and (b) the future issuances of Conversion Shares in accordance with the Restated Amneal LLC Operating Agreement.

“Impax Convertible Notes” means those certain 2.00% Convertible Senior Notes due 2022, issued pursuant to the Impax Indenture.

“Impax Indenture” means the Indenture, dated as of June 30, 2015, between Impax and Wilmington Trust, National Association, as Trustee.

“Impax Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Impax and its Subsidiaries (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Impax and its Subsidiaries, as applicable, to consummate the Transactions, other than in the case of clause (a), any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (ii) changes in general conditions in any industry in which Impax or any of its Subsidiaries operates or participates; (iii) the announcement, pendency or anticipated consummation of the Transactions; (iv) any failure, in and of itself, by Impax to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided, that the underlying factors contributing to such failure shall not be deemed excluded unless such underlying factors would otherwise be excepted from this definition); (v) changes in general regulatory or political conditions after the date of this Agreement; (vi) changes in GAAP or applicable Law or the interpretation thereof after the date of this Agreement; (vii) changes in the trading price or volume of the Impax Common Stock (provided, that the underlying factors contributing to such change shall not be excluded unless such underlying factors would otherwise be excepted from this definition); (viii) actions taken by Impax and its Subsidiaries, as applicable, as expressly required by this Agreement; (ix) any natural or man-made disaster; (x) any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof or (xi) solely for purposes of the condition set forth in Section 7.02(c), any matter expressly disclosed in the Impax Disclosure Letter or the Impax SEC Documents filed prior to the date hereof (and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date of this Agreement and (B) excluding any disclosure contained in such Impax SEC Documents under the heading “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of factors or risks that are predictive, cautionary or forward-looking in nature); provided that with respect to clauses (i), (ii), (v), (vi), (ix) and (x), such change, effect, event, circumstance, occurrence or state of facts does not disproportionately adversely affect Impax compared to other companies operating in the industry in which Impax operates.

“Impax Material Subsidiaries” means each Subsidiary of Impax set forth on Section 9.03(b) of the Impax Disclosure Letter.

“Impax Measurement Date” means the third complete trading day prior to (and excluding) the Closing Date.

“Impax Measurement Price” means the closing price per share of Impax Common Stock on NASDAQ on the Impax Measurement Date (as reported by Bloomberg).

“Impax Stockholders” mean the holders of Impax Common Stock.

“Indebtedness” of any person means, without duplication, (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person, (iv) all obligations of such person in respect of the deferred purchase price of property or services (excluding (A) current accounts payable incurred in the ordinary course of business and (B) accruals for payroll and other liabilities accrued in the ordinary course of business), (v) the Existing Credit Facilities (including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof) and all Indebtedness secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed, (vi) all guarantees or collateral security by such person of Indebtedness of others (excluding guarantees or collateral security, as applicable, of Indebtedness in favor of Impax or any of its Subsidiaries), (vii) all capital lease obligations of such person, (viii) all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guaranty, (ix) all obligations, contingent or otherwise, of such person in respect of bankers’ acceptances, (x) all obligations under derivative financial instruments, including interest rate caps, swaps, collars or similar transactions or currency hedging transaction of such person (valued at the termination value thereof) and (xi) all accrued and unpaid interest, if any, on and all make-whole amounts, prepayment penalties, breakage fees and other exit fees paid or payable in the event that any of the foregoing is to be repaid or otherwise discharged and any similar costs and expenses. The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor.

“Intellectual Property” means any and all of the following in any and all jurisdictions throughout the world: (i) patents, patent applications and all reissues, divisions, renewals, extensions, provisionals, disclosures, continuations, substitutions, continuations-in-part additions, confirmations, registrations, patent rights under any post-grant proceedings, any confirmation patent or registration patent or patent of addition based on any such patent, patent term adjustments, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing; (ii) trademarks, service marks, trade dress, corporate names, logos and slogans, corporate common law trademarks and services marks other identifiers of source of goodwill, whether or not registered (and all translations, adaptations, derivations and combinations of the foregoing), and Internet domain names and domain name registrations, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works, whether registered or unregistered; (iv) technology, models and methodologies, all technical information, know-how and data, including inventions (whether or not patentable), invention disclosures, improvements, drug candidates, trade secrets and other confidential information, specifications, instructions, processes, formulae and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical and clinical data, regulatory data and filings, instructions, processes, formulae and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, products, or intermediates for the synthesis thereof, and in each case all documentation relating to any of the foregoing (“Trade Secrets”); and (v) computer software (including source code, executable code, data, databases, and documentation).

“Intervening Event” means an event, fact, circumstance, development or occurrence materially affecting the business, assets or operations of Amneal or Impax (other than any matter that relates to a Superior Proposal or one resulting from a material breach of this Agreement by Amneal or Impax) that is unknown to, and not reasonably foreseeable by, the Impax Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known, understood or reasonably foreseeable by the Impax Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Impax Board prior to the date of the Impax Stockholder Meeting.

“IRS” means the Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann.§ 13.1-et seq. and any regulations promulgated thereunder.

“Knowledge” of any person that is not an individual means, (i) with respect to Impax or Holdco regarding any matter in question, the actual (but not constructive or imputed) knowledge (after due inquiry of the officers of Impax with oversight responsibilities for the matter in question) of the individuals listed on Section 9.03(d) of the Impax Disclosure Letter and (ii) with respect to Amneal regarding any matter in question, the actual (but not constructive or imputed) knowledge (after due inquiry of the officers of Amneal with oversight responsibilities for the matter in question) of the individuals listed on Section 9.03(d) of the Amneal Disclosure Letter.

“Laws” means any laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances, codes, rules, regulations, orders, injunctions, judgments, decisions, decrees, rulings, assessments, orders, legally enforceable policies or other similar requirements enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxy, voting trust or agreement, hypothecation, assignment, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever including any conditional sale or other title retention agreement, the interest of a lessor under a capital lease and any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction naming the owner of the asset to which such lien relates as debtor, or any restriction on the creation of any of the foregoing.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Net Settlement Impax Restricted Shares Number” means the number of Exchanged Impax Restricted Shares to be issued in exchange for the Impax Restricted Shares pursuant to Section 2.04(b), assuming that Tax withholding with respect to vesting of the Impax Restricted Shares (at the statutory minimum withholding rate) is effectuated by net cashless settlement.

“NJDEP” means the New Jersey Department of Environmental Protection.

“NYSE” means the New York Stock Exchange.

“Paragraph IV Certification Notice” means the notice of certification required by 21 U.S.C. § 355(b)(3) or 21 U.S.C. § 355(j)(2)(B).

“Paragraph IV Proceeding” means an infringement Litigation Proceeding filed pursuant to 35 U.S.C. § 271(e)(2) with respect to a product.

“Payoff Letters” means one or more customary payoff letters relating to the Existing Credit Facilities is owed setting forth the amount of, or the formula for the determination of, the amount required to discharge in full all of such Indebtedness as of the Closing Date and the instructions for the payment of such Indebtedness and evidencing that upon payment of the amount set forth in such letter at Closing, such payment would result in the full repayment, satisfaction, release and discharge of all current and future obligations in respect of such Indebtedness owed to such person and all current and future Liens relating to such Indebtedness (subject to customary requirements including debt reinstatement).

“Permitted Liens” means (i) any liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business securing amounts that are not overdue for a period of more than sixty (60) days or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; (iv) easements, rights-of-way, restrictions and other similar non-monetary encumbrances that, in the aggregate, do not materially detract from the current use of the property subject thereto; (v) zoning, building or other restrictions, variances, restrictive covenants or declarations that are not materially violated by the current use or operation of the property subject thereto; (vi) licenses of Intellectual Property in the ordinary course of business; (vii) Liens securing any Indebtedness set forth in Section 9.03(e) of the Impax Disclosure Letter or Section 9.03(e) of the Amneal Disclosure Letter, as applicable; (viii) Liens described in, set forth in or securing the Amneal Leases or the Impax Leases, as applicable; (ix) non-monetary Liens or imperfections of title that have arisen in the ordinary course of business, which Liens or imperfections of title do not materially detract from the value, or otherwise materially interfere with the present use, of Impax Real Property, or Amneal Real Property, as applicable; (x) Liens or imperfections of title relating to liabilities reflected, or adequately reserved against, in the Amneal Financial Statements or the financial statements (including any related notes) contained in the Impax SEC Documents; (xi) Liens securing the Existing Credit Facilities, but solely to the extent such Liens are released at Closing; and (xii) such other non-monetary Liens as do not materially detract from the value, or otherwise materially interfere with the present use, of any of Impax’s, Amneal’s or any of their respective Subsidiaries’ fee or leasehold interest in Impax Real Property or Amneal Real Property, as applicable, or otherwise materially impair Impax’s, Amneal’s or any of their respective Subsidiaries’ business operations.

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Prohibited Person” means any person:

(i) listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii) that is owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii) with whom either party hereto is prohibited from dealing or otherwise engaging in any transaction by any terrorism or money laundering legal requirements, including the USA PATRIOT Act and the Executive Order;

(iv) that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order;

(v) that is named as a “specifically designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or at any replacement website or other replacement official publication of such list or is named on any other U.S. or foreign government or regulatory list issued post-September 11, 2001;

(vi) that is covered by the International Emergency Economic Power Act, 50 U.S.C. §1701 et. seq., the U.S. Department of Treasury’s Office of Foreign Asset Control, or any other Law relating to the imposition of economic sanctions against any country, region or individual pursuant to United States law or United Nations resolution; or

(vii) that is an affiliate (including any principal, officer, immediate family member or close associate) of a person described in one or more of clauses (i)—(vi) of this definition of Prohibited Person.

“Proxy Statement/Prospectus” means the definitive proxy statement/prospectus (including any amendment or supplement thereto) included in the Registration Statement relating to the matters to be submitted to Impax Stockholders for approval at the Impax Stockholder Meeting, which will also be used as a prospectus of Holdco with respect to the issuance of shares of Holdco Common Stock in connection with the Transactions (including the Conversion Shares).

“Registration Statement” means the registration statement on Form S-4 to be filed with the SEC (including any pre-effective or post-effective amendments or supplements thereto) registering the public offering and sale of shares of Holdco Common Stock to be issued in connection with the Transactions (including the Conversion Shares).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representatives” means, with respect to any person, such person’s officers, directors, managers, employees, financing sources, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives.

“Restated Amneal LLC Operating Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Amneal attached as Exhibit H to this Agreement.

“Stockholders Agreement” means that certain Stockholders Agreement, in the form attached hereto as Exhibit I.

“Subsidiary”, with respect to any person, means (i) another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% of the equity interests of which) is owned directly or indirectly by such first person or (ii) another person of which such first person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Superior Proposal” a written Competing Proposal that the Impax Board has determined, after consultation with its outside legal counsel and financial advisor, in its good faith judgment, taking into account the conditionality, expected timing and likelihood of consummation of the proposal, this Agreement (including any changes or modifications to this Agreement or the Ancillary Agreements or the Transactions or the Ancillary Transactions offered by Amneal and capable of acceptance) and all other factors the Impax Board determines in good faith to be relevant, (i) is reasonably likely to be consummated, (iii) for which financing, if a cash transaction (in whole or in part), is then fully committed or is, in the judgment of the Impax Board, reasonably obtainable and (iii) if consummated, would result in a transaction more favorable to Impax Stockholders from a financial point of view than the Transactions; provided that for purposes of this definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%).”

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties, fines, fees, duties, charges, levies, assessments, reassessments or additions to taxes of any kind whatsoever that may become payable in respect thereof, imposed by any taxing authority under any Law, which taxes shall include, but not be limited to, all income, gross receipts, ad valorem, payroll, employee, withholding, employment, unemployment, social security, disability, profit, custom, duty, transfer duties, impact, hospital, health, profits, paid up capital, transfer, severance, environmental (including taxes under Section 59A of the Code), greenmail, licenses, value-

added goods and services, sales, harmonized sales, anti-dumping, import, capital, insurance, social security, sales and use, capital gains, transfer, disability, leasing, occupation, excise, franchise, add-on minimum, alternative, net worth, service, real and personal property, stamp, registration, premium and workers’ compensation and any obligation with respect to any Law regarding escheat or unclaimed property, and shall include any liability for any such amounts as a result of (i) being a member of a combined, consolidated, unitary, affiliated or similar group, (ii) being a transferee of or successor to any person or (iii) a contractual obligation to indemnify any person.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, in the form attached hereto as Exhibit J.

“Tax Return” means any return, report, declaration, remittance, notice, schedule, form, election, estimate, information statement, claim for refund and return or other document (including any related or supporting information and any amendment to any of the foregoing and any sales and use and resale certificates) filed or required to be filed with any taxing authority with respect to Taxes.

“Termination Fee” means a cash amount in immediately available funds equal to $45,000,000.

“Treasury Regulation” means one or more Treasury regulations promulgated under the Code, whether such regulations are in proposed, temporary or final form, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

TABLE OF DEFINED TERMS

401(k) Plan	Section 6.09(d)
Affected Employees	Section 6.09(a)
Agreement	Preamble
Alternative Financing	Section 6.11(a)(iii)
Amended and Restated Holdco Bylaws	Section 1.01(a)(i)
Amended and Restated Holdco Charter	Section 1.01(a)(i)
Anti-Corruption Laws	Section 3.21(c)
APHC	Recitals
Amneal	Preamble
Amneal Board	Recitals
Amneal Disclosure Letter	Article IV
Amneal Employees	Section 4.14(a)
Amneal ERISA Affiliate	Section 4.14(e)
Amneal Financial Statements	Section 4.07(a)
Amneal Indemnified Parties	Section 6.05(a)
Amneal Intellectual Property	Section 4.16(a)
Amneal Labor Agreement	Section 4.19
Amneal Lease	Section 4.17(i)
Amneal Leased Real Property	Section 4.17(a)
Amneal Material Contracts	Section 4.11(a)
Amneal Owned Real Property	Section 4.17(a)
Amneal Permits	Section 4.12(a)
Amneal Plans	Section 4.14(a)
Amneal Policies	Section 4.20
Amneal Pre-Closing Actions	Section 6.16(a)
Amneal Real Property	Section 4.17(a)
Burdensome Condition	Section 6.04(c)
Call Spread Dealer	Section 6.19(h)

Cancelled Shares	Section 2.01(b)
Capitalization Date	Section 3.03(a)
Certificate of Conversion	Section 1.01(b)(ii)
Certificate of Formation	Section 1.01(b)(ii)
Certificate of Merger	Section 1.01(a)(ii)
Change of Recommendation	Section 5.02(c)
Chosen Courts	Section 9.09(a)
Class A Common Stock	Section 1.01(c)(i)
Class B Common Stock	Section 1.01(d)
Closing	Section 1.03
Closing Date	Section 1.03
COBRA	Section 3.14(h)
Commercialization	Section 5.01(a)(viii)
Competing Proposal Agreement	Section 5.02(a)
Confidentiality Agreement	Section 6.03
Contribution	Section 1.01(c)(i)
Contribution Effective Time	Section 1.01(c)(ii)
Conversion Effective Time	Section 1.01(b)(ii)
Conversion Shares	Section 3.05(a)
Debt Commitment Letter	Section 4.25(a)
Debt Financing Commitments	Section 4.25(a)
Definitive Agreements	Section 6.11(a)
DGCL	Section 1.01(a)(ii)
Disclosure Letters	Section 9.15
DLLCA	Section 1.01(b)(i)
ERISA	Section 3.14(a)
Exchange Act	Section 3.06
Exchange Agent	Section 2.03(a)
Exchange Fund	Section 2.03(a)
Exchanged Impax Option	Section 2.04(a)
Exchanged Impax Restricted Share	Section 2.04(b)
FCPA	Section 3.21(c)
Fee Letter	Section 4.25(a)
FFDCA	Section 3.13(a)
GAAP	Section 3.07(a)
Good Clinical Practices	Section 3.13(d)
Good Laboratory Practices	Section 3.13(d)
Good Manufacturing Practices	Section 3.13(d)
Healthcare Laws	Section 3.13(a)
Healthcare Regulatory Authority	Section 3.06
Holdco	Preamble
Holdco Board	Section 1.05
Holdco Charter Amendment	Section 1.01(a)(i)
Holdco Common Stock	Section 1.01(d)
HSR Act	Section 3.06
Impax	Preamble
Impax 2002 Stock Plan	Section 3.03(a)
Impax Board	Recitals
Impax Board Recommendation	Section 3.04(a)
Impax Book-Entry Shares	Section 2.03(a)
Impax Bylaws	Section 3.01
Impax Certificates	Section 2.03(a)
Impax Charter	Section 3.01

Impax Common Stock	Section 3.03(a)
Impax Disclosure Letter	Article III
Impax Employees	Section 3.14(a)
Impax ERISA Affiliate	Section 3.14(e)
Impax ESPP	Section 3.03(a)
Impax Indemnified Parties	Section 6.05(a)
Impax Intellectual Property	Section 3.16(a)
Impax Lease	Section 3.17(i)
Impax Leased Real Property	Section 3.17(a)
Impax Liability Management Transaction	Section 6.19(a)
Impax Material Contracts	Section 3.11(a)
Impax Merger	Recitals
Impax Merger Effective Time	Section 1.01(a)(ii)
Impax Options	Section 3.03(a)
Impax Owned Real Property	Section 3.17(a)
Impax Permits	Section 3.12(a)
Impax Plans	Section 3.14(a)
Impax Policies	Section 3.20
Impax Pre-Closing Actions	Section 6.16(b)
Impax Preferred Stock	Section 3.03(a)
Impax Real Property	Section 3.17(a)
Impax Restricted Shares	Section 3.03(a)
Impax SEC Documents	Section 3.07(a)
Impax Stock Plans	Section 3.03(a)
Impax Stockholder Approval	Section 3.27
Impax Stockholder Meeting	Section 6.02
Liability Management Documents	Section 6.19(a)
Litigation Proceeding	Section 3.10
LLC Conversion	Section 1.01(b)(i)
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Multiemployer Plan	Section 3.14(e)
Morgan Stanley	Section 3.23
Non-U.S. Amneal Plan	Section 4.14(k)
Non-U.S. Impax Plan	Section 3.14(l)
Notice of Change of Recommendation	Section 5.02(f)
Notice of Superior Proposal Action	Section 5.02(e)
NYSE Listing Application	Section 6.13
Outside Date	Section 8.01(b)(i)
Reaffirmation Date	Section 8.01(c)(iv)
Registered Amneal Intellectual Property	Section 4.16(b)
Registered Impax Intellectual Property	Section 3.16(b)
Required Amount	Section 4.25(b)
Restraints	Section 7.01(c)
Restricted Debt Commitment Amendments	Section 6.11(a)(ii)
Sarbanes-Oxley	Section 3.12(d)
SEC	Section 3.07(a)
Securities Act	Section 3.06
Surviving Company	Section 1.01(a)(iii)
Third Party Expenses	Section 8.02(b)
Transactions	Recitals
Unit Issuance	Section 1.01(c)(i)
U.S. Customs	Section 3.13(d)
WARN Act	Section 3.19

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “ordinary course of business” shall be deemed to be followed by “consistent with past practice.” The phrase “made available,” when used in reference to anything made available to Amneal, Impax or their Representatives shall be deemed to mean uploaded to and made available to Amneal, Impax and their Representatives in the on-line data room or otherwise being in the possession of Amneal, Impax or their Representatives (and in such case accessible without limitation to Amneal and Impax). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Impax Disclosure Letter, the Amneal Disclosure Letter, the Ancillary Agreements and the Exhibits hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the Ancillary Agreements and the Confidentiality Agreement and, except with respect to the Impax Indemnified Parties and the Amneal Indemnified Parties, who are intended third party beneficiaries of the provisions of Section 6.05, and any Debt Financing Source and any Debt Financing Party, who are intended third party beneficiaries of the provisions of Section 9.07, 9.09(b), 9.10, 9.12, 9.17 and this 9.06, are not intended to confer upon any person other than the parties any rights, benefits or remedies.

Section 9.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Notwithstanding the foregoing, actions that may be based upon, arise out of or relate to the Debt Financing, the Debt Commitment Letter or the definitive documentation thereof, or the negotiation, execution or performance of any documentation related thereto, shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts thereof.

Section 9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 9.09 Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that they would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) (such courts, the “Chosen Courts”)). In addition, each of the parties irrevocably (a) submits itself to the exclusive jurisdiction of the Chosen Courts for the purpose of any litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions or the negotiation, execution or performance hereof or thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts and (c) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 9.09, (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 9.02 and agrees that service of any process, summons, notice or document by personal delivery to the respective addresses set forth in Section 9.02 shall be effective service of process for any litigation in connection with this Agreement or the Transactions. Nothing in this Section 9.09 shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything in the preceding clause (a) to the contrary, and without limiting anything set forth in Section 9.17, each of the parties hereto (on behalf of itself and its controlled Affiliates) agrees that it will not bring or support any suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source or Debt Financing Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including the Transactions and any related financing), including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the county of New York and the Borough of Manhattan (and appellate courts thereof), except to the extent such courts do not have jurisdiction over any Debt Financing Source or Debt Financing Party. The parties hereto further agree that all of the provisions of Section 9.10 relating to waiver of jury trial shall apply to any suit, action or other proceeding referenced in this Section 9.09.

Section 9.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY LEGAL ACTION AGAINST ANY DEBT FINANCING SOURCES OR DEBT FINANCING PARTIES ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING). EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT

(A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10.

Section 9.11 Severability. Except as expressly set forth in this Agreement, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.12 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Impax Stockholder Approval; provided, however, that after the Impax Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further stockholder approval without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything herein to the contrary, Sections 9.06, 9.07, 9.09(b), 9.10, 9.17 and this Section 9.12 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Debt Financing Source or Debt Financing Party without the prior written consent of such Debt Financing Source or Debt Financing Party.

Section 9.13 Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 9.14 Extension; Waiver.

(a) At any time prior to the Closing, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the provision to the first sentence of Section 9.12 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b) The failure of any party to this Agreement to exercise any of its rights under this Agreement or otherwise shall not constitute a waiver by such party of such right.

Section 9.15 Disclosure Letters. All capitalized terms not defined in the Impax Disclosure Letter or the Amneal Disclosure Letter, as applicable (together, the “Disclosure Letters”) shall have the meanings ascribed to them in this Agreement. The representations, warranties, covenants and agreements of Impax and Amneal, as applicable, set forth in this Agreement are made and given subject to, and are qualified by, the Impax Disclosure Letter or Amneal Disclosure Letter, as applicable. Unless the context shall otherwise require, any disclosure set forth in one section or subsection of the Disclosure Letters shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of Article III or Article IV, as applicable, of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection of Article III or Article IV, as applicable. The Disclosure Letters may include brief descriptions or summaries of certain agreements and instruments. The descriptions or summaries do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described. No disclosure set forth in the Disclosure Letters relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Letters shall not be deemed to be an admission or acknowledgment that such information (a) is required by the terms of this Agreement to be disclosed, (b) is material to Impax or Amneal, as applicable, their respective Subsidiaries or any other party, (c) has resulted in or would result in an Impax Material Adverse Effect or Amneal Material Adverse Effect, as applicable, or (d) is outside the ordinary course of business. Matters reflected in the Disclosure Letters are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Letters. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 9.16 Limitation on Claims. Except with respect to claims of, or causes of action arising from, fraud, any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. Except with respect to claims of, or causes of action arising from, fraud, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, trustees, Affiliates, general or limited partners or assignees of Impax, Holdco, Amneal or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, trustee, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Impax, Holdco or Amneal under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise.

Section 9.17 No Recourse. Notwithstanding anything to the contrary in this Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, and no Debt Financing Source or Debt Financing Party shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in contract, tort or otherwise), based on, in respect of, or by reason of, the Transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall Impax or any of its Affiliates, and Impax agrees not to and to cause its Affiliates not to, (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Source or Debt Financing Party or (b) seek to enforce the commitments against, make any claims for breach of the Debt Financing commitments against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Sources or the Debt Financing Parties for any reason, including in connection with the Debt Financing commitments or the obligations of the Debt Financing Sources or the Debt Financing Parties thereunder.

[Signature page follows]

IN WITNESS WHEREOF, Amneal, Impax, Merger Sub and Holdco have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Chintu Patel
	Name:	Chintu Patel
	Title:	Manager

By:	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

By:	/s/ Tushar Patel
	Name:	Tushar Patel
	Title:	Manager

By:	/s/ Gautam Patel
	Name:	Gautam Patel
	Title:	Manager

IMPAX LABORATORIES, INC.

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

K2 MERGER SUB CORPORATION

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

ATLAS HOLDINGS, INC.

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

EXHIBIT C

LIMITED LIABILITY COMPANY AGREEMENT

OF

IMPAX LABORATORIES, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Impax Laboratories, LLC (the “Company”), effective as of the Conversion Effective Time (as defined below), is entered into by Atlas Holdings, Inc., as the sole member of the Company.

WHEREAS, on the date hereof, Impax Laboratories, Inc., a Delaware corporation (the “Corporation”), was converted to a limited liability company (the “LLC Conversion”) pursuant to Section 18-214 of the Delaware Limited Liability Company Act (as amended from time to time, the “Act”), and Section 266 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), by causing the filing with the Secretary of State of the State of Delaware of a certificate of conversion to limited liability company (the “Certificate of Conversion”) and a certificate of formation of the Company (the “Certificate of Formation”); and

WHEREAS, the LLC Conversion became effective at such time as the Certificate of Conversion and Certificate of Formation were filed with the Secretary of State of the State of Delaware or at such other later time as was specified in the Certificate of Conversion and Certificate of Formation in accordance with the relevant provisions of the DGCL and the Act (such date and time is referred to herein as the “Conversion Effective Time”).

NOW, THEREFORE, the Member hereby agrees as follows:

1. Formation of Limited Liability Company. Atlas Holdings, Inc. (the “Member”), hereby continues the Company as a limited liability company pursuant to the provisions of the Act. The rights and obligations of the Member and the administration and termination of the Company shall be governed by this Agreement and the Act. This Agreement shall be considered the “Limited Liability Company Agreement” of the Company within the meaning of the Act. To the extent this Agreement is inconsistent in any respect with the Act, to the extent permitted by law, this Agreement shall control. At the Conversion Effective Time, (i) the amended and restated certificate of incorporation and the by-laws of the Corporation, each in effect at the Conversion Effective Time, were replaced and superseded in their entirety by the Certificate of Formation and this Agreement, (ii) Atlas Holdings, Inc., as the sole stockholder of the Corporation, executed this Agreement and was admitted to the Company as the sole member of the Company, and (iii) all of the shares of stock of the Corporation issued and outstanding immediately prior to the LLC Conversion were converted to all of the limited liability company interests in the Company.

2. Member. The Member is the sole and managing member of the Company.

3. Purpose. The purpose of the Company is to engage in any and all other lawful businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).

4. Name. The name of the Company shall be “Impax Laboratories, LLC”.

5. Registered Agent and Principal Office. The address of the Company’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company. The Company may have such other offices as the Member may designate from time to time. The mailing address of the Company shall be as the Member may designate from time to time. The initial mailing address of the Company is [●].

6. Term of Company. The term of the Company shall continue in perpetuity until the dissolution of the Company in accordance with this Agreement and the Act. The existence of the Company as a separate legal entity shall continue until cancellation of the Certificate of Formation as provided in the Act.

EXHIBIT C

7. Authorized Person. [●] was designated as an authorized person within the meaning of the Act, and has executed, delivered and filed the Certificate of Formation of the Company (which filing is hereby ratified and approved) with the Secretary of State of the State of Delaware. Upon the filing of the Certificate of Formation his powers as authorized person shall cease, and the Member thereupon shall become the designated authorized person and shall continue as the designated authorized person within the meaning of the Act. The execution, delivery and filing of the Certificate of Conversion and the LLC Conversion are hereby ratified and approved.

8. Management of Company. All decisions relating to the business, affairs and properties of the Company shall be made by the Member in its capacity as the managing member. Notwithstanding any other provisions of this Agreement, the Member, acting alone, is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person.

9. Officers. The Member may, from time to time as it deems necessary and advisable, designate natural persons as officers of the Company to manage the day-to-day business affairs thereof (the “Officers”). The Officers shall serve at the pleasure of the Member and the Member may assign to the Officers such titles as it deems appropriate. To the extent delegated by the Member, the Officers shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. No such delegation shall cause the Member to cease to be the sole Member. The initial Officers are set forth on Exhibit A. An Officer may be removed with or without cause at any time by the Member.

10. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Member. Each item of income, gain, loss, deduction and credit of the Company shall be allocated 100% to the Member.

11. Certificates. Upon the determination of the Member, a certificate, or certificates, may be issued to represent the percentage limited liability company interest of the Member in the Company (“Membership Interest”). Each such certificate shall bear the following legend:

MEMBERSHIP INTERESTS IN IMPAX LABORATORIES, LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE “COMPANY”), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). IN ADDITION, THE INTERESTS HAVE NOT BEEN QUALIFIED UNDER THE DELAWARE SECURITIES ACT OR THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, OR ANY OTHER STATE SECURITIES LAW, AS AMENDED FROM TIME TO TIME (COLLECTIVELY, THE “STATE ACTS”). ANY TRANSFER OF SUCH INTERESTS WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE SECURITIES ACT OR SUCH STATE ACTS.

12. Limited Liability. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

13. Indemnification. To the fullest extent permitted by applicable law, the Member, representatives or agents of the Member; any employee or agent of the Company or its affiliates; or an officer of the Company that is not an employee (each, a “Covered Person”) shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person provided that: (a) any such action was undertaken in good faith on behalf of the Company and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, (b) any such action was reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, and (c) with respect to any criminal action or proceeding, such Covered Person had no

EXHIBIT C

reasonable cause to believe his, her or its action or omission was unlawful, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section shall be provided out of and to the extent of the Company assets only (including the proceeds or any insurance policy obtained pursuant to Section 15 hereof), and no Covered Person shall have any personal liability on account thereof.

14. Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 13 hereof.

15. Insurance. The Company shall purchase and maintain insurance, to the extent and in such amounts as the Member shall, in its sole discretion, deem reasonable, on behalf of Covered Persons and such other persons as the Member shall determine, against any liability that may be asserted against or expenses that may be incurred by any such person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such person against such liability under the provisions of this Agreement. The Member and the Company may enter into indemnity contracts with Covered Persons and such other persons as the Board shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under Section 14 hereof and containing such other procedures regarding indemnification as are appropriate.

16. Attorneys’ Fees. All of the indemnities provided in this Agreement shall include reasonable attorneys’ fees, including appellate attorneys’ fees, and court costs.

17. Survival of Indemnity Provisions. Except as otherwise specifically provided herein, all of the indemnity provisions contained in this Agreement shall survive the Member’s ceasing to be a member.

18. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up upon the first to occur of the following: (i) a written instrument executed by the Member to dissolve the Company, (ii) at any time there are no members of the Company unless the Company is continued without dissolution in accordance with the Act, or (iii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act. The bankruptcy (as defined at Sections 18-101(1) and 18-304 of the Act) of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

19. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

20. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

21. Severability of Provisions. Each provision of this Agreement shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

[Signature page follows]

IN WITNESS WHEREOF, the Member hereto has duly executed this Agreement as of the date first written above.

MEMBER
ATLAS HOLDINGS, INC.

By:
Title: [●]
Name: [●]

[Signature Page to Impax Laboratories, LLC Limited Liability Company Agreement]

EXHIBIT A

Initial Officers of the Company

Title	Name
[●]	[●]

EXHIBIT D

CERTIFICATE OF FORMATION

OF

IMPAX LABORATORIES, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to herein as the “Delaware Limited Liability Company Act”), hereby certifies that:

1.	The name of the limited liability company (hereinafter called the “Limited Liability Company”) is Impax Laboratories, LLC.

2.	The address of the registered office and the name and the address of the registered agent of the Limited Liability Company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are the Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Limited Liability Company, has duly executed this Certificate of Formation as of the date set forth below.

Effective Date:                     , 201[    ].

By:	/s/ [●]

(Authorized Signatory for the Company)

EXHIBIT E

CONTRIBUTION AGREEMENT

by and between

ATLAS HOLDINGS, INC.

and

AMNEAL PHARMACEUTICALS LLC

Dated as of [●]

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”), dated as of the [●] day of [●], 201[●], is by and between ATLAS HOLDINGS, INC., a Delaware corporation (“Holdco”) and AMNEAL PHARMACEUTICALS LLC, a Delaware limited liability company (“Amneal”).

RECITALS

WHEREAS, Holdco and Amneal have entered into a Business Combination Agreement, dated as of [●], 2017 (the “Business Combination Agreement”) with K2 Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub”) and Impax Laboratories, Inc., a Delaware corporation and the sole stockholder of Holdco (“Impax”), pursuant to which, among other things, as of the date hereof (i) Merger Sub has been merged with and into Impax, with Impax surviving the merger and continuing as a wholly owned subsidiary of Holdco (the “Impax Merger”) and (ii) following the Impax Merger, Impax has been converted to a Delaware limited liability company (the “Conversion”); and

WHEREAS, simultaneously with the execution of the Third Amended and Restated Limited Liability Company Agreement of Amneal (the “Restated Amneal LLC Operating Agreement”) and in exchange for Common Units (as defined in the Related Amneal LLC Operating Agreement), Holdco wishes to contribute to Amneal, and Amneal wishes to accept, all of the outstanding equity interests of Impax (the “Contributed Equity”) and, in connection therewith, to be admitted as the managing member of Amneal.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof applicable to each of them, hereby agree as follows:

ARTICLE I.

CONTRIBUTION AND UNIT ISSUANCE

Section 1.01 Contribution of Contributed Equity. On the terms and subject to the conditions set forth in the Business Combination Agreement, effective upon the execution and delivery of this Agreement by the parties hereto, Holdco hereby contributes, transfers, assigns and delivers to Amneal, and Amneal hereby acquires and accepts from Holdco, the Contributed Equity (the “Contribution”). Notwithstanding any provision of the limited liability company agreement of Impax (the “Impax LLC Agreement”), simultaneously with the Contribution, Amneal is hereby admitted to Impax as a member of Impax, and Amneal agrees that it is bound by the terms and conditions of the Impax LLC Agreement. The parties hereto agree that (i) the Contribution, (ii) the transfer of the Contributed Equity, (iii) the admission of Amneal as a member of Impax, and (iv) the cessation of Holdco as a member of Impax shall not dissolve Impax, and Impax shall continue without dissolution. Immediately following the admission of Amneal as a member of Impax as a result of the Contribution, Holdco shall hereupon cease to be a member of Impax and shall thereupon cease to have or exercise any right or power as a member of Impax. The Impax LLC Agreement is hereby amended to reflect the Contribution, and all references in any such agreement to Holdco are hereby amended to refer to Amneal. This Agreement shall govern notwithstanding any provision to the contrary in the Impax LLC Agreement.

Section 1.02 Unit Issuance. Simultaneously with, and in exchange for, the Contribution, the Restated Amneal LLC Operating Agreement shall be executed and delivered by the parties thereto, Amneal will issue [●] Common Units to Holdco in accordance with Section 1.01(c)(i) of the Business Combination Agreement and Holdco will be admitted as the managing member of Amneal.

ARTICLE II.

MISCELLANEOUS

Section 2.01 Interpretation. Capitalized terms not defined herein shall have the meanings ascribed thereto in the Business Combination Agreement. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 2.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be delivered in the manner prescribed in Section 9.02 of the Business Combination Agreement, with any notices to Holdco being delivered prior to the Closing, to Impax.

Section 2.03 Amendment; Waiver. This Agreement may be amended by the parties at any time before or after receipt of the Impax Stockholder Approval; provided, however, that after the Impax Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further stockholder approval without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 2.04 Entire Agreement. This Agreement, the Business Combination Agreement (including the Impax Disclosure Letter, the Amneal Disclosure Letter, the Ancillary Agreements and the Exhibits thereto), and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and are not intended to confer upon any person other than the parties thereto any rights, benefits or remedies.

Section 2.05 Assignments, Successors and No Third Party Rights. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 2.06 Severability. Except as expressly set forth in this Agreement, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 2.07 Applicable Law; Specific Enforcement; Consent to Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

(b) The parties hereto agree that irreparable damage would occur and that they would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) (such courts, the “Chosen Courts”)). In addition, each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Chosen Courts for the purpose of any litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions or the negotiation, execution or performance hereof or thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 2.07(b), (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties, to the fullest extent permitted by law, hereby irrevocably consents to service being made through the notice procedures set forth in Section 9.02 of the Business Combination Agreement and agrees that service of any process, summons, notice or document by personal delivery to the respective addresses set forth in Section 9.02 of the Business Combination Agreement shall be effective service of process for any litigation in connection with this Agreement or the Transactions. Nothing in this Section 2.07 shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 2.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.08.

Section 2.09 Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 2.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed as of the date first written above.

ATLAS HOLDINGS, INC.

By:
Name:
Title:

AMNEAL PHARMACEUTICALS LLC

By:
Name:
Title:

[SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

EXHIBIT F

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

IMPAX LABORATORIES, INC.

ARTICLE I

The name of the corporation (the “Corporation”) is Impax Laboratories, Inc.

ARTICLE II

The registered address of the Corporation in the State of Delaware is c/o the Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of the Corporation’s registered agent at that address is the Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (“DGCL”) or any successor statute.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is One Thousand (1,000) shares, all of which are Common Stock with a par value of $0.01.

ARTICLE V

In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

ARTICLE VI

Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VII

A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under DGCL as in effect at the time such liability is determined. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VIII

Subject to such limitations as may be from time to time imposed by other provisions of this Restated Certificate, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

EXHIBIT G

BYLAWS

OF

IMPAX LABORATORIES, INC.

(a Delaware corporation)

Adopted as of [                ], 201[    ]

		Page
ARTICLE X. AMENDMENTS		124

SECTION 1.	BY THE BOARD OF DIRECTORS	124
SECTION 2.	BY THE STOCKHOLDERS	124

ARTICLE I.

IDENTIFICATION; OFFICES

SECTION  1. NAME. The name of the corporation is Impax Laboratories, Inc. (the “Corporation”).

SECTION 2. PRINCIPAL AND BUSINESS OFFICES. The Corporation may have such principal and other business offices, either within or outside of the state of Delaware, as the Board of Directors may designate or as the Corporation’s business may require from time to time.

SECTION 3. REGISTERED AGENT AND OFFICE. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company.

SECTION 4. PLACE OF KEEPING CORPORATE RECORDS. The records and documents required by law to be kept by the Corporation permanently shall be kept at the Corporation’s principal office or as the Board of Directors may designate.

ARTICLE II.

STOCKHOLDERS

SECTION 1. ANNUAL MEETING. An annual meeting of the stockholders shall be held on such date and time as may be designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. At each annual meeting, the stockholders shall elect directors to hold office for the term provided in Section 2 of Article III of these Bylaws and transact such other business as may properly be brought before the meeting. The Board of Directors may postpone, cancel or reschedule any previously scheduled annual meeting of stockholders.

SECTION 2. SPECIAL MEETING. A special meeting of the stockholders for any purpose or purposes may be called at any time only by the President, the Board of Directors, the Chairman of the Board, the Chief Executive Officer or any other person designated by the Board of Directors. The Board of Directors may postpone, cancel or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

SECTION 3. PLACE OF STOCKHOLDER MEETINGS. The Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no such place is designated by the Board of Directors, the place of meeting will be the principal business office of the Corporation or the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the Delaware General Corporation Law.

SECTION 4. NOTICE OF MEETINGS. Except as otherwise provided by law or waived as herein provided, whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, written notice of the meeting shall be given stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, such written notice shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. If electronically transmitted (in a manner consistent with Section 232 of the Delaware General Corporation Law), then notice is deemed given when transmitted and directed to a facsimile number or electronic mail address at which the stockholder has consented to receive notice. An affidavit of the secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

When a meeting is adjourned to reconvene at the same or another place, if any, or by means of remote communications, if any, in accordance with Section 6 of Article II of these Bylaws, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

SECTION 5. QUORUM. Unless otherwise provided by law, the Corporation’s Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum is present in person or represented by proxy at such meeting, such stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of such number of stockholders as may leave less than a quorum.

SECTION 6. ADJOURNED MEETINGS. Any meeting of stockholders may be adjourned from time to time to any other time and date and to any other place (or by means of remote communications, if any) at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by a majority of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

SECTION 7. FIXING OF RECORD DATE.

(a) The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof. Such record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is established by the Board of Directors, and which date shall not be more than 10 days after the date on which the resolution fixing the record date is adopted by the Board of

Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal office, or an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders’ consent to corporate action in writing without a meeting shall be the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect to any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix the record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining the stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 8. VOTING LIST. Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting, (i) by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to the stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, such list shall be the only evidence as to the identity of stockholders entitled to examine the list of stockholders required by this Section 8 or to vote in person or by proxy at any meeting of the stockholders. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

SECTION 9. VOTING. Unless otherwise provided by the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by each stockholder. When a quorum is present at any meeting, in all matters other than the election of directors, the affirmative vote of the majority in voting power of the outstanding shares of stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, directors shall be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

SECTION 10. PROXIES. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) may authorize another person or persons to act for him by proxy (executed or transmitted in a manner permitted by the Delaware General Corporation Law), but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

SECTION 11. RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, any transaction or contract or act of the Corporation or of the directors or the officers of the Corporation may be ratified by the affirmative vote of the holders of the number of shares which would have been necessary to approve such transaction, contract or act at a meeting of stockholders, or by the written consent of stockholders in lieu of a meeting.

SECTION 12. CONDUCT OF MEETINGS.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman’s absence by the Vice Chairman of the Board, if any, or in the Vice Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting and to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 13. ACTION WITHOUT MEETING.

(a) Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be delivered to the Corporation signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

(c) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written and signed for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III.

DIRECTORS

SECTION  1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

SECTION 2. NUMBER AND TENURE OF DIRECTORS. The number of directors of the Corporation shall be determined from time to time by the stockholders or the Board of Directors in a resolution adopted by the Board of Directors. Each director shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

SECTION 3. ELECTION OF DIRECTORS. Except as otherwise provided in these Bylaws, directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be residents of the State of Delaware. Directors need not be stockholders of the Corporation. Elections of directors need not be by written ballot.

SECTION  4. CHAIRMAN OF THE BOARD; VICE CHAIRMAN OF THE BOARD. The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman’s absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

SECTION 5. QUORUM. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2 of Article III of these Bylaws shall constitute a quorum of the Board of Directors. If less than a quorum are present at a meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until such quorum shall be present.

SECTION 6. VOTING. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the Delaware General Corporation Law or the Certificate of Incorporation requires a vote of a greater number.

SECTION 7. VACANCIES. Any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director’s predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

SECTION 8. REMOVAL OF DIRECTORS. Except as otherwise provided by the General Corporation Law of the State of Delaware, a director, or the entire Board of Directors, may be removed, with or without cause, by the holders of a majority in voting power of the outstanding shares of stock then entitled to vote at an election of directors.

SECTION 9. RESIGNATION. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

SECTION 10. REGULAR MEETINGS. Regular meetings of the Board of Directors may be held without notice at such date, time, place and manner as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

SECTION 11. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, two or more directors or by one director in the event that there is only a single director in office. The person or persons authorized to call special meetings of the Board of Directors may fix any time, date or place, either within or without the State of Delaware, for holding any special meeting of the Board of Directors called by them.

SECTION 12. NOTICE OF SPECIAL MEETINGS OF THE BOARD OF DIRECTORS. Notice of the date, place, if any, and time of any special meeting of the Board of Directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person, by telephone, fax or by electronic transmission at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier or delivering written notice by hand, to such director’s last known business, home or facsimile address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

SECTION 13. WRITTEN ACTION BY DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 14. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of the Board of Directors, or committee thereof, by means of conference telephone other communications equipment as long as all persons participating in the meeting can speak with and hear each other, and participation by a director pursuant to this section shall constitute presence in person at such meeting.

SECTION  15. COMMITTEES. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member at any meeting of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

SECTION 16. COMPENSATION OF DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV.

OFFICERS

SECTION  1. GENERAL PROVISIONS. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate. No officer need be a stockholder. Any two or more offices may be held by the same person. The officers elected by the Board of Directors shall have such duties as are hereafter described and such additional duties as the Board of Directors may from time to time prescribe.

SECTION 2. ELECTION AND TERM OF OFFICE. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as may be convenient. Other officers may be appointed at any time by the Board of Directors. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his successor has been duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until his earlier death, resignation or removal. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 3. RESIGNATION AND REMOVAL OF OFFICERS. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the

Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

SECTION 4. VACANCIES. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is elected and qualified, or until such officer’s earlier death, resignation or removal.

SECTION 5. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors has designated another person as the Corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business and affairs of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The Chief Executive Officer shall see that orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer may sign bonds, mortgages, certificates for shares and all other contracts and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation. The Chief Executive Officer shall have general powers of supervision and shall be the final arbiter of all differences between officers of the Corporation and his decision as to any matter affecting the Corporation shall be final and binding as between the officers of the Corporation subject only to the Board of Directors.

SECTION 6. THE PRESIDENT. In the absence of the Chief Executive Officer or in the event of his inability or refusal to act, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. At all other times the President shall have the active management of the business of the Corporation under the general supervision of the Chief Executive Officer or the Board of Directors. The President shall have concurrent power with the Chief Executive Officer to sign bonds, mortgages, certificates for shares and other contracts and documents, whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors, or by these Bylaws to some other officer or agent of the Corporation. In general, the President shall perform all duties incident to the office of president and such other duties as the Chief Executive Officer (if the President is not the Chief Executive Officer) or the Board of Directors may from time to time prescribe.

SECTION 7. THE VICE PRESIDENT. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Executive Vice President and then the other Vice President or Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

SECTION 8. THE SECRETARY. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required and to maintain a stock ledger and prepare lists of stockholders and their addresses as required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he shall be. The Secretary shall have custody of the corporate records and the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

SECTION 9. THE ASSISTANT SECRETARY. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Chief Executive Officer, the Board of Directors or the Secretary may from time to time prescribe. In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

SECTION 10. THE TREASURER. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation, the duty and power to have the custody of the corporate funds and securities and to keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, as required by the Board of Directors, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

SECTION 11. THE ASSISTANT TREASURER. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Chief Executive Officer, the Board of Directors or the Treasurer may from time to time prescribe.

SECTION 12. OTHER OFFICERS, ASSISTANT OFFICERS AND AGENTS. Officers, Assistant Officers and Agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

SECTION 13. ABSENCE OF OFFICERS, DELEGATION OF AUTHORITY. In the absence of any officer of the Corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may from time to time delegate the powers or duties, or any of such powers or duties, of any officers or officer to any other officer or to any director.

SECTION 14. COMPENSATION. The Board of Directors shall have the authority to establish reasonable salaries, compensation or reimbursement of all officers for services to the Corporation.

ARTICLE V.

CAPITAL STOCK

SECTION  1. ISSUANCE OF STOCK. Subject to the provisions of the Certificate of Incorporation and applicable law, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation’s treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

SECTION 2. CERTIFICATES OF SHARES; UNCERTIFICATED SHARES.

(a) The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, signed in a manner that complies with Section 158 of the Delaware General Corporation Law, representing the number of shares held by such holder registered in certificate form. Any or all the signatures on the certificate may be a facsimile or pdf.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION  3. SIGNATURES OF FORMER OFFICER, TRANSFER AGENT OR REGISTRAR. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person or entity were such officer, transfer agent or registrar at the date of issue.

SECTION 4. TRANSFER OF SHARES. Transfers of shares of the Corporation shall be made only on the books of the Corporation, or by transfer agents designated to transfer shares of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the

Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 5. LOST, DESTROYED OR STOLEN CERTIFICATES. Whenever a certificate representing shares of the Corporation has been lost, destroyed or stolen, the holder thereof may file in the office of the Corporation an affidavit setting forth, to the best of his knowledge and belief, the time, place, and circumstance of such loss, destruction or theft together with a statement of indemnity and posting of such bond sufficient in the opinion of the Board of Directors to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. Thereupon the Board may cause to be issued to such person or such person’s legal representative a new certificate or a duplicate of the certificate alleged to have been lost, destroyed or stolen. In the exercise of its discretion, the Board of Directors may waive the indemnification and bond requirements provided herein.

SECTION 6. REGULATIONS. The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI.

INDEMNIFICATION

SECTION  1. RIGHT TO INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VI, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

SECTION 2. PREPAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VI or otherwise.

SECTION 3. CLAIMS BY DIRECTORS AND OFFICERS. If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

SECTION 4. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

SECTION 5. ADVANCEMENT OF EXPENSES OF EMPLOYEES AND AGENTS. The Corporation may pay the expenses (including attorneys’ fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

SECTION 6. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 7. OTHER INDEMNIFICATION. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

SECTION 8. INSURANCE. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.

SECTION 9. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

ARTICLE VII.

DIVIDENDS

SECTION  1. DECLARATIONS OF DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

SECTION 2. SPECIAL PURPOSES RESERVES. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

ARTICLE VIII.

NOTICE BY ELECTRONIC TRANSMISSION

SECTION 1. NOTICE BY ELECTRONIC TRANSMISSION. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

(a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and

(b) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(c) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(d) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(e) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(f) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

SECTION 2. DEFINITION OF ELECTRONIC TRANSMISSION. An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

SECTION 3. INAPPLICABILITY. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the Delaware General Corporation Law.

ARTICLE IX.

GENERAL PROVISIONS

SECTION  1. FISCAL YEAR. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

SECTION 2. SEAL. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware” or such other form as shall be approved by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 3. WRITTEN WAIVER OF NOTICE. A written waiver of any notice required to be given by law, the Certificate of Incorporation or by these Bylaws, signed by or electronically transmitted by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

SECTION 4. ATTENDANCE AS WAIVER OF NOTICE. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, and objects, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 5. CONTRACTS . The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 6. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 7. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 8. DEPOSITS. The funds of the Corporation may be deposited or invested in such bank account, in such investments or with such other depositaries as determined by the Board of Directors.

SECTION 9. ANNUAL STATEMENT. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

SECTION 10. VOTING OF SECURITIES. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

SECTION 11. EVIDENCE OF AUTHORITY. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

SECTION 12. CERTIFICATE OF INCORPORATION. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

SECTION 13. SEVERABILITY. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

SECTION 14. PRONOUNS. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE X.

AMENDMENTS

SECTION  1. BY THE BOARD OF DIRECTORS. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation.

SECTION 2. BY THE STOCKHOLDERS. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority in voting power of the outstanding shares of the capital stock of the Corporation issued and outstanding and entitled to vote. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.